

MUELLER INDUSTRIES

2025 Annual Report
2026 Proxy Statement

WATER | OIL | GAS



HVAC & REFRIGERATION



ELECTRICAL



INDUSTRIAL



RESULTS AT A GLANCE

SUMMARY OF OPERATIONS (Dollars in thousands except per share data)	2025 ($)	2024 ($)	2023 ($)	2022 ($)	2021 ($)
Net sales	4,178,547	3,768,766	3,420,345	3,982,455	3,769,345
Operating income	958,542	770,389	756,053	877,149	655,845
Net income	765,191	604,879	602,897	658,316	468,520
EBITDA[1]	1,027,103	823,522	796,007	920,880	701,235
Adjusted EBITDA[1]	963,813	817,742	778,662	914,507	645,535
Diluted earnings per share	6.86	5.31	5.30	5.82	4.12
Dividends per share	1.00	0.80	0.60	0.50	0.26
SUMMARY OF CASH FLOW					
Cash Flow from Operations	755,444	645,908	672,766	723,943	311,701
Capital Expenditures	68,805	80,203	54,025	37,639	31,833
Free-Cash Flow[2]	686,639	565,705	618,741	686,304	279,868
SIGNIFICANT YEAR-END DATA					
Cash, cash equivalents and ST investments	1,389,736	1,059,103	1,269,039	678,881	87,924
Total Assets	3,733,029	3,290,906	2,759,301	2,242,399	1,728,936
Total Debt	—	1,094	981	2,029	1,875
Ratio of current assets to current liabilities	5.9 to 1	5.1 to 1	6.4 to 1	4.4 to 1	2.7 to 1
Book value per share[3]	28.87	24.38	20.48	15.71	10.67

2025 HIGHLIGHTS



GROSS MARGIN



FREE CASH FLOW

(1) EBITDA and Adjusted EBITDA are non-GAAP financial measures. See Appendix A for a reconciliation of Adjusted EBITDA to our results reported under GAAP.

(2) Free cash flow is a non-GAAP financial measure, which represents cash flow from operations minus capital expenditures. Both cash flow from operations and capital expenditures presented above are as reported in the Company's Annual Report on Form 10-K for the years presented.

(3) Adjusted for the two-for-one stock split that occurred on October 20, 2023.

MESSAGE FROM OUR CHAIRMAN





GREG CHRISTOPHER
CHAIRMAN AND
CHIEF EXECUTIVE OFFICER

Dear Stockholders:

I am pleased to report that our Company delivered another year of strong performance in 2025. Despite weakened conditions across most of the markets we serve, we achieved record financial results and further strengthened our balance sheet.

Our operating income, which exceeded $950 million, capped the strongest year in our Company's history. In addition, we generated $755 million in cash from operations and ended the year with a record $1.4 billion in cash on hand and zero debt.

In 2025, we raised our regular quarterly dividend by 25%, our fifth consecutive annual increase above 20%. For 2026, we have announced another 40% increase to the dividend, raising it from $1.00 to $1.40 per share on an annual basis.



REGULAR DIVIDENDS PER SHARE
(all data adjusted for the two-for-one stock split in 2023)

*announced

We also repurchased $244 million of our common stock in 2025. An important component of our overall capital allocation strategy, we will maintain our opportunistic approach to share repurchases, as they reinforce our confidence in the long-term value of our business.

All told, we have delivered a 46% annual return to shareholders with a three-year average return of 58%. Since launching our first strategic plan in 2012, we have achieved an extraordinary 14-year CAGR in total shareholder return of 20%.

Our 2025 results are even more notable given the backdrop against which they were achieved. Several of our key international markets, including the UK, Canada, the Middle East, and South Korea, experienced further deterioration from the previous year. Here in the U.S., unfavorable conditions included continued weakness in the residential construction market, largely due to elevated interest rates. In addition, newly implemented tariff policies inflated costs and disrupted supply chains.

2025 Operational Achievements

While we are gratified by the Company's financial performance in 2025, we are just as proud of the work we accomplished to position our operations for long-term success. We begin 2026 on solid ground, thanks to several initiatives we advanced that will begin contributing meaningfully to our results in the coming year. They include, among others:

- The integration of our Elkhart Products business (acquired in 2024) with our Mueller solder fitting manufacturing platform, thereby consolidating three locations into two. In addition, we completed the consolidation of our Streamline and Elkhart Products wholesale box distribution centers within our Wynne, Arkansas distribution campus.

- The reshoring of our plumbing press fitting manufacturing into the U.S. The initial phase is now behind us, and we aim to substantially complete this project by the end of 2026. Once we do, we will further consolidate our solder fitting manufacturing from two sites into one.

- The continued rationalization of our two flex duct businesses, which included the consolidation of three less cost-efficient manufacturing sites into other existing locations.

- The formation of a new integrated brass machining and forging business based out of our previously shuttered facility in Belding, Michigan, which we have revived and modernized.

- The conversion of our Nehring and Conex electrical businesses (acquired in 2024) onto our enterprise resource planning (ERP) system, a necessary step in preparing for future growth in the electrical space.

- Various other initiatives that will help us address the disruptions caused by the tariffs and ensure we have the domestic capacity and flexibility needed to fully capture the tariffs' anticipated ultimate benefits.

Our 2030 Strategic Plan

We are particularly excited that in 2025, we finalized and launched our 2030 Strategic Plan. Our third such effort, the Plan is a comprehensive strategic framework built from the bottom-up with the ambitious goal of achieving $1.5 billion in operating income, double our 2024 baseline.

The key priorities of the 2030 Strategic Plan include:

- **Investing in our Core**. We remain committed to our goal of being the lowest cost producer, through continued investments to modernize, automate, increase capacity and improve quality.

- **Expanding Downstream Capabilities**. We look to continue to invest in spaces we know well, and to pursue growth that leverages our vast skills and resources through vertical integration.

- **Accelerating Growth**. We seek to build upon the momentum of recent acquisitions in the HVAC and Electrical markets and to pursue further expansion through targeted capital investments and acquisitions that will fortify those businesses.

Advancing these priorities will require substantial investments, and we have the capital necessary to pursue them. Specifically, we expect annual capital expenditures to increase modestly relative to historical levels, as we seek to grow, automate and modernize our operations. In addition, we are evaluating plans to invest between $300-$500 million in strategic capital projects over the next three to five years to:

- Expand our ability and capacity to refine secondary copper;
- Deploy new copper tube manufacturing technologies in North America;
- Develop our aluminum manufacturing competencies;
- Enhance our joining products manufacturing capabilities; and
- Broaden our U.S. distribution network

Developing our 2030 Strategic Plan has also given us the opportunity to evaluate how we view our overall portfolio of businesses. Looking ahead, we see our businesses as largely aligned to four market platforms: WOG (water, oil and gas infrastructure), HVACR, Electrical and Industrial. Within each, we will leverage the strength of our legacy brands and pursue growth, both organically and through acquisition.

Conclusion

Although we anticipate challenging market conditions to persist during the first half of 2026, particularly in our international markets, we nonetheless expect them to improve later in the year. In the U.S., there are positive signs that improvement may come sooner. As for the tariffs, given our strong and growing U.S. footprint, we maintain our belief that near-term disruptions notwithstanding, the current administration's trade policies will ultimately benefit our Company.

As conditions improve, we are well-positioned to thrive. With important operational improvements under our belt, a sound strategic direction and ample resources, we see many great opportunities on the horizon. And as the year progresses, our anticipated strong cash generation will even further bolster our already exceptional balance sheet to support our top capital deployment priorities: internal capital investments and growth through acquisition.

Reflecting upon the achievements of the past year, and looking toward the future, we are reminded that the strength of our Company lies with our outstanding people, whose dedication and commitment drive our success. We remain equally grateful for the continued partnership and trust of our customers and stockholders.

Very truly yours,

Greg Christopher
Chairman & CEO



THURSDAY, MAY 7, 2026

8:00 A.M., Central Time

150 Schilling Boulevard
Collierville, Tennessee 38017

NOTICE
of Annual Meeting of Stockholders

REVIEW YOUR PROXY STATEMENT AND VOTE IN ONE OF FOUR WAYS:

BY INTERNET
http://www.proxyvote.com

BY TELEPHONE
Call the telephone number on your proxy card.

BY MAIL
Mark, date, sign and return your proxy card in the enclosed envelope

IN PERSON
Attend the Annual meeting at the Company's headquarters.

It is important that your shares be represented at the Annual Meeting regardless of the size of your holdings. Whether or not you intend to be present at the meeting in person, we urge you to mark, date and sign the enclosed proxy card and return it in the enclosed self-addressed envelope, which requires no postage if mailed in the United States.

PURPOSE

To vote on three proposals:

1. To elect eight directors, each to serve on the Company's Board of Directors (the "Board of Directors" or the "Board"), until the next annual meeting of stockholders (tentatively scheduled for May 6, 2027), or until his or her successor is elected and qualified;

2. To consider and act upon a proposal to approve the appointment of Ernst & Young LLP, independent registered public accountants, as auditors of the Company for the fiscal year ending December 26, 2026; and

3. To conduct an advisory vote on the compensation of the Company's named executive officers ("NEOs").

To conduct and transact such other business as may properly be brought before the Annual Meeting and any adjournment thereof.

RECORD DATE

Only stockholders of record at the close of business on March 12, 2026, will be entitled to notice of and vote at the Annual Meeting or any adjournment(s) thereof. A complete list of stockholders entitled to vote at the Annual Meeting will be prepared and maintained at the Company's corporate headquarters at 150 Schilling Boulevard, Suite 100, Collierville, Tennessee 38017. This list will be available for inspection by stockholders of record during normal business hours for a period of at least 10 days prior to the Annual Meeting.

/s/ Christopher J. Miritello

/s/ Christopher J. Miritello
Christopher J. Miritello
Corporate Secretary
March 26, 2026

TABLE OF CONTENTS

PROXY SUMMARY

THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION IN THIS PROXY STATEMENT. PLEASE REVIEW THE ENTIRE PROXY STATEMENT AND OUR ANNUAL REPORT ON FORM 10-K BEFORE VOTING YOUR SHARES.

INFORMATION ABOUT VOTING AND THE ANNUAL MEETING

We are providing you with these proxy materials in connection with the solicitation by the Board of Directors of Mueller Industries, Inc. (the "Company") of proxies for our 2026 Annual Meeting of Stockholders (the "Annual Meeting"), which will be held at 8:00 A.M. Central time on Thursday, May 7, 2026, at our corporate headquarters located at 150 Schilling Boulevard, Collierville, Tennessee 38017.

Notice of the availability of this Proxy Statement, together with the Company's Annual Report for the fiscal year ended December 27, 2025, is first being mailed to stockholders on or about March 26, 2026. Pursuant to rules adopted by the Securities and Exchange Commission, the Company is providing access to its proxy materials over the Internet at http://www.proxyvote.com.

When a proxy card is returned properly signed, the shares represented thereby will be voted in accordance with the stockholder's directions appearing on the card. If the proxy card is signed and returned without directions, the shares will be voted for the nominees named herein and in accordance with the recommendations of the Board of Directors as set forth herein. A stockholder giving a proxy may revoke it at any time before it is voted at the Annual Meeting by giving written notice to the secretary of the Annual Meeting or by casting a ballot at the Annual Meeting. Votes cast by proxy or in person at the Annual Meeting will be tabulated by election inspectors appointed for the Annual Meeting. The election inspectors will also determine whether a quorum is present. The holders of a majority of the shares of common stock, $.01 par value per share ("Common Stock"), outstanding and entitled to vote who are present either in person or represented by proxy will constitute a quorum for the Annual Meeting.

The cost of soliciting proxies will be borne by the Company. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies by telephone or otherwise. The Company will reimburse brokers or other persons holding stock in their names or in the names of their nominees for their charges and expenses in forwarding proxies and proxy material to the beneficial owners of such stock.

Record Date: March 12, 2026

2025 PERFORMANCE

OPERATING INCOME GROWTH

↑ **24.4**%
REPORTED
OPERATING INCOME

↑ **17.1**%
ADJUSTED
OPERATING INCOME[1]

CASH FLOW FROM OPERATIONS (MILLIONS)



2025	$755.4M
2024	$645.9M

↗ +17.0% increase

OPERATING PERFORMANCE



Operating Income   Adj. Operating Income   Adjusted EBITDA

REPORTED DILUTED EPS
(adjusted for two-for-one stock split in 2023)



2021 $4.12 — 2022 $5.82 — 2023 $5.30 — 2024 $5.31 — 2025 $6.86

(1) Adjusted operating income and adjusted EBITDA are non-GAAP financial measures which exclude certain items in order to better reflect results of ongoing operations. See Appendix A for a reconciliation of non-GAAP financial measures to our results reported under GAAP.

ANNUAL MEETING OF STOCKHOLDERS



Date and Time:
Thursday, May 7, 2026
8:00 A.M., Central Time



Place:
150 Schilling Boulevard
Collierville, Tennessee 38017



Record Date:
March 12, 2026

AGENDA AND VOTING MATTERS

We are asking you to vote on the following proposals at the Annual Meeting:

Proposal	Board Recommendation	Page Reference
Proposal 1 – Election of Directors	**FOR** each nominee	12
Proposal 2 – Approval of Auditor	**FOR**	22
Proposal 3 – Say-on-Pay	**FOR**	24

Set forth below is a summary of the voting requirements and related matters for each of the proposals:

Proposal	Voting Options	Vote Required to Adopt the Proposal	Effect of Abstentions	Effect of "Broker Non-Votes"[1]
Election of Directors	For or withhold on each nominee	Directors are elected by a plurality of the votes cast, which means that the individuals who receive the greatest number of votes cast "For" are elected as directors up to the maximum number of directors to be chosen at the Annual Meeting.[2]	No effect	No effect
Appointment of Ernst & Young as auditors for 2026 fiscal year	For, against, or abstain	The affirmative vote of a majority of the outstanding shares of the Company present in person or by proxy at the Annual Meeting and entitled to vote thereon.	Treated as votes against	Brokers expected to have discretion to vote
Advisory vote on the compensation of the Company's named executive officers	For, against, or abstain	The affirmative vote of a majority of the outstanding shares of the Company present in person or by proxy at the Annual Meeting and entitled to vote thereon.	Treated as votes against	No effect

(1) A broker non-vote generally occurs when a broker is not permitted to vote on a matter without instructions from a customer having beneficial ownership in the securities and has not received such instructions. Broker non-votes will not be counted as shares entitled to vote on the relevant proposal.

(2) The Board of Directors has adopted a majority vote policy in uncontested elections. The election of directors solicited by the Proxy Statement is an uncontested election. In the event that a nominee for election in an uncontested election receives a greater number of votes "Withheld" for his or her election than votes "For" such election, such nominee will tender an irrevocable resignation to the Nominating and Governance Committee, which will decide whether to accept or reject the resignation and submit such recommendation for prompt consideration by the Board of Directors no later than ninety (90) days following the uncontested election.

── PROPOSAL 1: ELECTION OF DIRECTORS

The following table provides summary information about each director nominee. The Board of Directors believes that these nominees reflect an appropriate composition to effectively oversee the performance of management in the execution of the Company's strategy, and as such, recommends a vote "for" each of the eight nominees listed below.

Name	Age	Director Since	Primary Occupation	Independence	Committee Memberships	Current Other Public Boards
Gregory L. Christopher *Chairman and Chief Executive Officer*	64	2010	Chief Executive Officer, Mueller Industries, Inc.	N	None	None
Elizabeth Donovan	73	2019	Retired, Chicago Board Options Exchange	Y	N*, C	None
William C. Drummond	72	2022	Principal, The Marston Group PLC	Y	A	None
Gary S. Gladstein	81	2000	Private Investor, Consultant	Y	C*	None
Scott J. Goldman	73	2008	Chief Executive Officer, TextPower, Inc.	Y	A*	None
John B. Hansen	79	2014	Retired Executive Vice President, Mueller Industries, Inc.	Y	C	None
Terry Hermanson *Lead Independent Director since January 1, 2019*	83	2003	Chairman, Mr. Christmas Inc.	Y	N	None
Charles P. Herzog, Jr.	68	2017	Co-Founder and Principal, Atadex LLC & Vypin LLC	Y	A, N	None

A = Audit Committee
C = Compensation and Personnel Development Committee
N = Nominating and Governance Committee
* = Chair

Director Experiences and Skills

 Financial Reporting

 International Business

 Manufacturing/Industries

 Supply Chain/Logistics

 Technology/Cybersecurity

 Equity Markets/Securities

── PROPOSAL 2: RATIFICATION OF INDEPENDENT AUDITORS

We ask our stockholders to approve the selection of Ernst & Young LLP ("EY") as our independent registered public accounting firm for the fiscal year ending December 26, 2026. Below is summary information about fees paid to EY for services provided in 2025 and 2024:

	2025	2024
Audit Fees	$ 4,548,071	$ 4,477,344
Audit-Related Fees	$ 362,081	$ 220,728
Tax Fees	$ 484,767	$ 515,302
All Other Fees	—	—
	$ 5,394,919	$ 5,213,374

PROPOSAL 3: ADVISORY VOTE TO APPROVE COMPENSATION OF NEOs

We are seeking your advisory vote to approve the compensation of our named executive officers as disclosed in this proxy statement. Our executive officers are responsible for achieving long-term strategic goals, and as such, their compensation is weighted toward rewarding long-term value creation for stockholders. Beyond base salary and traditional benefits, we maintain an annual cash incentive compensation program that is driven by a pay for performance philosophy and based on ambitious performance targets both at the Company and business line levels. We also maintain a long-term equity incentive compensation program, the primary objective of which is to motivate and retain top talent — a particularly vital goal given the uniquely competitive industry in which we operate. Accordingly, we utilize a combination of extended time-vesting schedules and performance-based vesting criteria to encourage executives and associates alike to enjoy lengthy tenures at the Company, develop industry expertise and relationships, ensure sound transition and succession planning, and drive our long-term success.

Our emphasis on a pay for performance compensation model is best illustrated in the following charts, which show that in 2025, a substantial majority of our NEOs' overall compensation — consisting of target long-term and short-term incentive compensation combined — is performance-based or "at risk."

CEO



6% Base Salary

59% Long-Term Incentive

94% AT-RISK COMPENSATION

35% Annual Incentive

OTHER NEOs



11% Base Salary

53% Long-Term Incentive

89% AT-RISK COMPENSATION

36% Annual Incentive

PROPOSAL 1:
ELECTION OF DIRECTORS

Eight director nominees will be elected at the Annual Meeting, each to serve until the next annual meeting (tentatively scheduled for May 6, 2027), or until the election and qualification of their successors. At the recommendation of the Nominating and Governance Committee, the Board has nominated the following persons to serve as directors for the term beginning at the Annual Meeting: Gregory L. Christopher, Elizabeth Donovan, William C. Drummond, Gary S. Gladstein, Scott J. Goldman, John B. Hansen, Terry Hermanson and Charles P. Herzog, Jr. (collectively, the "Nominees").

Directors are elected by a plurality of the votes cast, which means that the individuals who receive the greatest number of votes cast "For" are elected as directors up to the maximum number of directors to be chosen at the Annual Meeting. Consequently, any shares not voted "For" a particular director (whether as a result of a direction to withhold or a broker non-vote) will not be counted in such director's favor.

The Board of Directors has adopted a majority vote policy in uncontested elections. An uncontested election means any stockholders meeting called for purposes of electing any director(s) in which (i) the number of director nominees for election is equal to the number of positions on the Board of Directors to be filled through the election to be conducted at such meeting, and/or (ii) proxies are being solicited for the election of directors solely by the Company.

The election of directors solicited by this Proxy Statement is an uncontested election. In the event that a nominee for election in an uncontested election receives a greater number of votes "Withheld" for his or her election than votes "For" such election, such nominee will tender an irrevocable resignation to the Nominating and Governance Committee, which will decide whether to accept or reject the resignation and submit such recommendation for prompt consideration by the Board of Directors no later than ninety (90) days following the uncontested election.

SELECTING NOMINEES TO THE BOARD

The Nominating and Governance Committee considers, among other things, the following criteria in selecting and reviewing director nominees:

- personal and professional integrity, and the highest ethical standards;
- skills, business experience and industry knowledge useful to the oversight of the Company based on the perceived needs of the Company and the Board at any given time;
- the ability and willingness to devote the required amount of time to the Company's affairs, including attendance at Board and committee meetings;
- the interest, capacity and willingness to serve the long-term interests of the Company; and
- the lack of any personal or professional relationships that would adversely affect a candidate's ability to serve the best interests of the Company and its stockholders.

The Nominating and Governance Committee also assesses the contributions of the Company's incumbent directors in connection with their potential re-nomination. In identifying and recommending director nominees, the Committee members

consider such factors as they determine appropriate, including recommendations made by the Board of Directors.

As reflected in its formal charter, the Nominating and Governance Committee considers the diversity of the Board and employees to be a tremendous asset. The Company is committed to maintaining a highly qualified and diverse Board of Directors, and as such, all candidates are considered regardless of their age, gender, race, color of skin, ethnic origin, political affiliation, religious preference, sexual orientation, country of origin, disability or any other category.

Through charter amendments enacted in February 2023, the Nominating and Governance Committee reaffirmed its commitment to including, in each search, qualified candidates who reflect diverse backgrounds, including diversity of gender and race. Moreover, the Nominating and Governance Committee will consider all candidates irrespective of whether their backgrounds include work in the corporate, academic, government or non-profit sectors. These efforts to promote diversity are assessed annually to assure that the Board contains a balanced and effective mix of individuals capable of advancing the Company's long-term interests.

The Nominating and Governance Committee does not consider individuals nominated by stockholders for election to the Board. The Board believes that this is an appropriate policy because the Company's Restated Certificate of Incorporation and Amended and Restated By-laws ("Bylaws") allow a qualifying stockholder to nominate an individual for election to the Board, said nomination of which can be brought directly before a meeting of stockholders. Procedures and deadlines for doing so are set forth in the Bylaws, the applicable provisions of which may be obtained, without charge, on the Company's website or upon written request to the Secretary of the Company at the address set forth herein.

The presiding officer of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the procedures set forth in the Bylaws. See "Stockholder Nominations for Board Membership and Other Proposals for 2026 Annual Meeting."

▬ DIRECTOR NOMINEE BIOGRAPHIES

 **THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE THEIR SHARES FOR EACH OF THE NOMINEES.**

GREGORY L. CHRISTOPHER
Chairman of the Board and Chief Executive Officer

Age 64
Director Since 2010

Mr. Christopher has served as Chairman of the Board of Directors since January 1, 2016. Mr. Christopher has served as Chief Executive Officer of the Company since October 30, 2008. Prior to that, he served as the Company's Chief Operating Officer and President of the Standard Products Division.

ELIZABETH DONOVAN

Age 73
Director Since 2019

Ms. Donovan was an early member, and at the time, one of the few women on the Chicago Board Options Exchange. She subsequently became an independent broker representing major institutional options orders and has been retired from employment for more than five years.

Ms. Donovan was nominated to serve as a director of the Company because of her knowledge of market dynamics and institutional trading practices, knowledge acquired through her 18-year tenure as a fiduciary representative amidst an array of market conditions. She currently serves as Chairwoman of the Nominating and Governance Committee, and is also a member of the Compensation and Personnel Development Committee.

WILLIAM C. DRUMMOND

Age 72
Director Since 2022

Mr. Drummond, a Certified Public Accountant, has served as a Principal of The Marston Group PLC, a CPA and advisory firm, since 2013. Prior to that, he was a Partner at EY.

Mr. Drummond was nominated to serve as a director of the Company because of his strength in the area of accounting, combined with his financial acumen, and his knowledge of and experience with tax and audit matters. He currently serves on the Audit Committee.

GARY S. GLADSTEIN

Age 81
Director Since 2000

Mr. Gladstein served as Chairman of the Board of Directors from 2013 to 2015, and was previously a director of the Company from 1990 to 1994. Mr. Gladstein is currently an independent investor and consultant. From the beginning of 2000 to August 31, 2004, Mr. Gladstein was a Senior Consultant at Soros Fund Management. He was a partner and Chief Operating Officer at Soros Fund Management from 1985 until his retirement at the end of 1999. During the past five years, Mr. Gladstein also served as a director of Inversiones y Representaciones Sociedad Anónima, Darien Rowayton Bank and a number of private companies.

Mr. Gladstein was nominated to serve as a director of the Company because of his financial and accounting expertise, combined with his years of experience providing strategic advisory services to complex organizations. In addition, having been a member of the compensation, audit and other committees of public company boards, Mr. Gladstein is deeply familiar with corporate governance issues. He currently serves as Chairman of the Compensation and Personnel Development Committee.

SCOTT J. GOLDMAN

Age 73
Director Since 2008

For 13 years, Mr. Goldman has served as Chief Executive Officer of TextPower, Inc., which provides software-integrated text messaging alerts to utilities, municipalities and courts. He holds multiple patents for cybersecurity-related authentication technologies and speaks, writes and educates executives about cybersecurity matters. He has assisted Fortune 1000 companies in licensing, developing, building and operating wireless technologies and systems around the world.

Mr. Goldman was nominated to serve as a director of the Company because of his extensive experience with cybersecurity, advanced technologies and global market strategies. He currently serves as Chairman of the Audit Committee.

JOHN B. HANSEN

Age 79
Director Since 2014

Prior to his retirement as an Executive Vice President of the Company in 2014, Mr. Hansen served the Company in a variety of roles, including President-Plumbing Business, President-Manufacturing Operations and Senior Vice President – Strategy and Industry Relations.

Mr. Hansen was nominated to serve as a director because of his extensive industry experience and deep knowledge of the Company, its full array of operations and the global markets it serves. He currently serves on the Compensation and Personnel Development Committee.

TERRY HERMANSON
Lead Independent Director

Age 83
Director Since 2003

Mr. Hermanson has been the principal of Mr. Christmas Incorporated, a wholesale merchandising company, since 1978, and presently serves as its Chairman.

Mr. Hermanson was nominated to serve as a director of the Company because of his extensive experience in manufacturing, importing, sales, international business and strategic planning. In addition to serving as Lead Independent Director, Mr. Hermanson is also a member of the Nominating and Governance Committee.

CHARLES P. HERZOG, JR.

Age 68
Director Since 2017

Since 2010, Mr. Herzog has been a principal at Atadex LLC, a firm he co-founded. He co-founded a second firm, Vypin LLC, in 2016. Atadex and Vypin provide advanced technological and data delivery solutions to support the transportation logistics industry.

Mr. Herzog was nominated to serve as a director of the Company based on his extensive knowledge of the transportation logistics industry, and the developing technologies that support it. He currently serves as a member of the Audit Committee and the Nominating and Governance Committee.

CORPORATE GOVERNANCE

— GOVERNANCE HIGHLIGHTS

Our Board of Directors' commitment to sound governance practices is embodied in its Corporate Governance Guidelines, which are periodically reviewed in light of evolving trends, regulations and related disclosure requirements. These practices include the following:

Board Independence	• Seven of our eight director nominees are independent. • Our CEO is our only management director.
Board Composition	• All Board members are elected annually. • The Board annually evaluates its performance and the performance of its committees.
Board Committees	• We have three committees: Audit; Compensation and Personnel Development; and Nominating and Governance • All committees are composed entirely of independent directors.
Leadership Structure	• Our Board has a Lead Independent Director who liaises between our CEO & Chairman and other directors. • Among other duties, our Lead Independent Director chairs executive sessions of our independent directors.
Environmental, Social & Governance (ESG) Oversight	• Our Nominating & Governance Committee oversees our ESG program, and delegates such responsibilities to other committees, subcommittees or the full Board of Directors as necessary.
Open Communication	• We encourage open communication and strong working relationships among the Lead Independent Director, Chairman and other directors • Our directors have direct access to management
Stock Ownership	• Our directors are subject to stock ownership requirements.

— DIRECTOR INDEPENDENCE

In order for a director to qualify as "independent," our Board of Directors must affirmatively determine, consistent with NYSE rules, that the director has no material relationship with the Company that would impair the director's independence. Our Board of Directors undertook its annual review of director independence in February 2026. In applying the NYSE standards for independence, and after considering all relevant facts and circumstances, our Board of Directors affirmatively determined that all directors, with the exception of Mr. Christopher, are "independent." In the course of the Board of Directors' determination regarding the independence of each non-management director, the Board considered for:

• Mr. Drummond, the fact that although he was previously a partner with EY, the Company's independent auditing firm, he retired from EY in 2012, and the Company has received written confirmation from EY that (i) all independence issues related to his service on the Board of Directors have been resolved, (ii) Mr. Drummond would not be receiving any unfunded retirement benefits from EY, and (iii) all other non-pension related financial ties and firm amenities had been settled.

• Mr. Hansen, the fact that while he was previously an executive officer of the Company (until his retirement on April 30, 2014), more than five years have lapsed since the termination of his employment relationship with the Company.

— BOARD OF DIRECTORS AND ITS COMMITTEES

The Board of Directors and its committees meet regularly throughout the year, and may also hold special meetings and act by written consent from time to time. In 2025, the Board of Directors held four regularly scheduled meetings and one special meeting. During this time, our directors attended 100% of our Board of Directors meetings and meetings of the committees on which they served.

Three standing committees have been convened to assist the Board of Directors with various functions: the Audit Committee, the Compensation and Personnel Development Committee, and the Nominating and Governance Committee. Each committee operates pursuant to a formal charter that may be obtained, free of charge, at the Company's website at www.muellerindustries.com, or by requesting a print copy from our Corporate Secretary at the address listed herein.

AUDIT COMMITTEE

Current Members:

Scott J. Goldman (Chairman)
William C. Drummond
Charles P. Herzog, Jr.

Meetings in 2025: 6

The Audit Committee assists the Board of Directors in fulfilling its oversight functions with respect to matters involving financial reporting, independent and internal audit processes, disclosure controls and procedures, internal controls over financial reporting, related-party transactions, employee complaints, cybersecurity and risk management. In particular, the Audit Committee is responsible for:

- appointing, retaining, compensating and evaluating the Company's independent auditors;
- reviewing and discussing with management and the independent auditors the Company's annual and quarterly financial statements, and accounting policies;
- reviewing the effectiveness of the Company's internal audit procedures and personnel;
- reviewing, evaluating and assessing the Company's risk management programs, including with respect to cybersecurity;
- reviewing the Company's policies and procedures for compliance with disclosure requirements concerning conflicts of interest and the prevention of unethical, questionable or illegal payments; and
- making such other reports and recommendations to the Board of Directors as it deems appropriate.

The Board of Directors has determined that each Audit Committee member meets the standards for independence required by the New York Stock Exchange (the "NYSE") and applicable SEC rules. Moreover, it has determined (i) that all members of the Audit Committee are financially literate; and (ii) that William C. Drummond possesses accounting and related financial management expertise within the meaning of the listing standards of the NYSE, and therefore is an audit committee financial expert within the meaning of applicable SEC rules. In accordance with the rules and regulations of the SEC, the above paragraph regarding the independence of the members of the Audit Committee shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C of the Exchange Act or to the liabilities of Section 18 of the Exchange Act and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, notwithstanding any general incorporation by reference of this Proxy Statement into any other filed document.

COMPENSATION AND PERSONNEL DEVELOPMENT COMMITTEE

Current Members:

Gary S. Gladstein (Chairman)
Elizabeth Donovan
John B. Hansen

Meetings in 2025: 4

The Compensation and Personnel Development Committee has oversight responsibility with respect to compensation and various other human capital related issues. Pursuant to its charter, the Compensation and Personnel Development Committee is responsible for, among other things:

- providing assistance to the Board of Directors in discharging the Board of Directors' responsibilities related to executive and employee compensation and benefits; management organization; employee recruitment, engagement and retention; training and talent development; performance evaluation; succession planning; workplace culture; and employee health and safety; and
- making such recommendations to the Board of Directors as it deems appropriate.

NOMINATING AND GOVERNANCE COMMITTEE

Current Members:

Elizabeth Donovan (Chairwoman)
Terry Hermanson
Charles P. Herzog, Jr.

Meetings in 2025: 2

The Nominating and Governance Committee is responsible for:

- recommending director nominees to the Board of Directors;
- recommending committee assignments and responsibilities to the Board of Directors;
- overseeing the evaluation of the Board of Directors and management effectiveness;
- developing and recommending to the Board of Directors corporate governance guidelines;
- reviewing the Company's implementation of procedures for identifying, assessing, monitoring, managing and reporting on ESG risks and opportunities related to the Company's business; and
- delegating responsibilities to other Committees of our Board, subcommittees or the full Board as it deems appropriate, including with respect to ESG matters.

BOARD'S ROLE IN RISK OVERSIGHT

The Board of Directors is actively involved in oversight of risks that could affect the Company. These efforts can be summarized as follows:



Board of Directors
Oversees the full range of generalized risks affecting the Company, including strategic, reputational and operational risks, combined with the risk management activities of management and the Board Committees

Audit Committee
Oversees risk management processes related to financial reporting, internal controls and financial risks, including cybersecurity

Compensation and Personnel Development Committee
Oversees risks related to compensation and other human capital related policies and practices, including the attraction, development and retention of organizational talent, workplace culture and other management succession risks

Nominating and Governance Committee
Oversees risks related to Board composition and succession, as well as environmental, social, and governance (ESG) matters

Management
Handles day-to-day risk management at the Company

STANDARDS OF CONDUCT

The Board of Directors has adopted various policies, including a comprehensive set of Corporate Governance Guidelines, by which the Company is governed. These policies are designed to promote sound corporate governance and prudent stewardship of the Company, both by the Board of Directors and management.

Anti-Pledging Policy

The Corporate Governance Guidelines prohibit the future pledging of the Company's common stock as security under any obligation by our directors and executive officers.

Insider Trading and Anti-Hedging Policy

The Company maintains a policy that mandates compliance with insider trading laws and institutes safeguards to mitigate the risk of insider trading. Further, the Corporate Governance Guidelines prohibit any director, officer or employee of the Company from engaging in short sales, transactions in derivative securities (including put and call options), or other forms of hedging and monetization transactions, such as zero-cost collars, equity swaps, exchange funds and forward sale contracts, that allow the holder to limit or eliminate the risk of a decrease in the value of the Company's securities.

Recovery Policy

In November 2023, the Board of Directors approved an enhanced policy for the recovery of erroneously awarded compensation ("Recovery Policy"), which is published on the Company's website and is intended to satisfy the requirements under applicable law and NYSE listing rules. The Recovery Policy provides that if the Company is required to restate its financial results due to material noncompliance with any financial reporting requirements under the securities laws, the Company shall promptly take action to recoup from any current or former executive officer any incentive-based compensation received in excess of what would have been received based on the Company's restated financial results, as

determined by the Compensation and Personnel Development Committee. The Company's right of recoupment pursuant to the Recovery Policy applies to all incentive-based compensation received during the three-year period preceding the earlier of (i) the date on which the Company concludes (or reasonably should have concluded) that it is required to prepare an accounting restatement, or (ii) the date a legally authorized body directs the Company to prepare such restatement. Those subject to the Recovery Policy include, the Company's NEOs and controller, business unit presidents and vice presidents, and any other officers or members of management who perform policy-making functions. The Company may not indemnify any executive officer for the loss of any erroneously awarded incentive-compensation that is repaid, returned or recovered under the terms of the Recovery Policy. Compensation earned prior to October 2, 2023 remains subject to the Company's previous recovery policy under its Corporate Governance Guidelines.

Code of Business Conduct and Ethics

The Company has adopted a Code of Business Conduct and Ethics, which is designed to help officers, directors and employees resolve ethical issues in an increasingly complex business environment. The Code of Business Conduct and Ethics is applicable to all of the Company's officers, directors and employees, including the Company's principal executive officer, principal financial officer, principal accounting officer or controller and other persons performing similar functions. The Code of Business Conduct and Ethics covers topics, including but not limited to, conflicts of interest, confidentiality of information and compliance with laws and regulations.

Director Responsibilities

It is the duty of the Board of Directors to serve as prudent fiduciaries for stockholders and to oversee the management of the Company's business. Accordingly, the Corporate Governance Guidelines include specifications for director qualification and responsibility, attendance, access to officers and employees, compensation, orientation, continuing education and self-evaluation.

The Company's policy is that all members of the Board of Directors attend annual meetings of stockholders, except where the failure to attend is due to unavoidable circumstances or conflicts discussed in advance with the Chairman of the Board. To accommodate travel and logistics related to another Board meeting, the Chairman was present but excused all non-management members of the Board from attending the 2025 annual meeting of stockholders in person.

Where to Find Our Key Governance Policies: The Corporate Governance Guidelines and Code of Business Conduct and Ethics can be obtained free of charge from the Company's website at www.muellerindustries.com, or may be requested in print by any stockholder.

COMMUNICATION WITH THE BOARD OF DIRECTORS

Any stockholder or interested party who wishes to communicate with the Board of Directors, or specific individual directors, including the non-management directors as a group, may do so by directing a written request addressed to such directors or director in care of the Chairman of the Nominating and Governance Committee, Mueller Industries, Inc., 150 Schilling Boulevard, Suite 100, Collierville, Tennessee 38017. Communication(s) directed to the Chairman will be relayed to him, except to the extent that it is deemed unnecessary or inappropriate to do so pursuant to the procedures established by a majority of the independent directors. Communications directed to non-management directors will be relayed to the intended director except to the extent that doing so would be contrary to the instructions of the non-management directors. Any communication so withheld will nevertheless be made available to any non-management director who wishes to review it.

RELATED PARTY TRANSACTIONS

Related party transactions may present potential or actual conflicts of interest, and create the appearance that Company decisions are based on considerations other than the best interests of the Company and its stockholders. Management carefully reviews all proposed related party transactions (if any), other than routine banking transactions, to determine if the transaction is on terms comparable to those that could be obtained in an arms-length transaction with an unrelated third party. Management reports to the Audit Committee, and then to the Board of Directors on all proposed material related party transactions. Upon the presentation of a proposed related party transaction to the Audit Committee or the Board of Directors, the related party is excused from participation in discussion and voting on the matter.

CORPORATE SUSTAINABILITY

The Company assesses and manages ESG considerations that may be material to the long-term sustainability of our business. Pursuant to its charter, the Nominating and Governance Committee is responsible for reviewing and discussing with management the Company's implementation of procedures for identifying, assessing, monitoring, managing and reporting on the ESG and sustainability risks and opportunities related to the Company's business. In so doing, it may form subcommittees or delegate responsibility to other Committees of the Board or the full Board of Directors as it deems appropriate. Among other matters, we focus on such issues as workplace health and safety, environmental stewardship, business ethics and compliance, supply chain management and the development of human capital. We also focus outwardly on the communities in which we operate, including through a foundation that makes charitable contributions to various causes and organizations. ESG-related risks and opportunities are integral to our strategic decision-making. Such matters are addressed by senior management and subject to the oversight of the Nominating and Governance Committee and the full Board of Directors. The Company also prioritizes the enhanced reporting and disclosure of the ESG-related risks and opportunities relating to its business and associated metrics. The Company publishes an annual Sustainability Report, which is available on the Company's website at www.muellerindustries.com/sustainability.

2025 DIRECTOR COMPENSATION

— ELEMENTS OF DIRECTOR COMPENSATION

Our non-employee director compensation for 2025 was awarded in a combination of cash and equity, as shown below:*

Annual fee for the Lead Independent Director.	For serving as Lead Independent Director, Mr. Hermanson received an annual fee of $90,000.
Annual fee for other directors	All other non-employee directors received an annual fee of $80,000.
Meeting fees	• $3,000 per Audit Committee meeting attended • $1,500 per Compensation and Personnel Development Committee, or Nominating and Governance Committee meeting attended
Annual fees for Committee Chairs	• $25,000 for the Audit Committee Chair • $10,000 each for the Chairs of the Compensation and Personnel Development and Nominating and Governance Committees
Annual equity award	• All non-employee directors were granted 2,130 shares of stock on May 8, 2025 (which had an aggregate value of approximately $160,000 as of the grant date).

* In his capacity as Chairman of the Board of Directors, Mr. Christopher received neither a retainer nor any meeting fees.

In addition, each director received reimbursement for such director's expenses incurred in connection with any such Board or Committee meeting, and each Committee fee was paid whether or not such committee meeting was held in conjunction with a Board of Directors meeting.

— 2025 NON-EMPLOYEE DIRECTOR COMPENSATION

The table below summarizes the total compensation we paid to our non-employee directors in connection with services provided during the fiscal year ended December 27, 2025.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Total ($)
Elizabeth Donovan	119,000	160,027	279,027
William C. Drummond	118,000	160,027	278,027
Gary S. Gladstein	106,000	160,027	266,027
Scott J. Goldman	116,000	160,027	276,027
John B. Hansen	143,000	160,027	303,027
Terry Hermanson	113,000	160,027	273,027
Charles P. Herzog, Jr.	121,000	160,027	281,027

(1) In addition to annual and meeting fees, non-employee directors each received a $20,000 award for their contributions to the Company's record earnings performance in 2025.

(2) Represents the aggregate grant date fair value of awards granted to our directors in 2025, as determined under Financial Accounting Standards Board Accounting Standards Codification 718. For information on the valuation assumptions with respect to awards made, refer to Note 18 - Stock-Based Compensation to the Company's Consolidated Financial Statements filed with its Annual Report on Form 10-K for the fiscal year ended December 27, 2025. The amounts above reflect the Company's aggregate expense for these awards and do not necessarily correspond to the actual value that will be recognized by the directors.

— STOCK OWNERSHIP POLICY FOR DIRECTORS

To further align the Company's goal of aligning directors' economic interests with those of stockholders, the Company has adopted stock ownership guidelines for its non-employee directors recommending that they hold equity interests of the Company (including vested and unvested interests, provided that with respect to options, only vested options that are exercisable within 60 days of the applicable measurement date will be counted) with a value equal to three times the annual cash director fee payable to each such director. All directors are expected to comply with the stock ownership guidelines within five years of being elected to the Board of Directors, and current directors should comply as soon as practicable. Director compliance with the stock ownership guidelines is monitored on an ongoing basis by the Company's General Counsel.

PROPOSAL 2:
APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has reappointed Ernst & Young LLP ("EY") to audit and certify the Company's financial statements for the fiscal year ended December 27, 2025, subject to ratification by the Company's stockholders, which requires the affirmative vote of a majority of the outstanding shares of the Company present in person or by proxy at the Annual Meeting. If the appointment of EY is not so ratified, the Audit Committee will reconsider its action and will appoint auditors for the 2026 fiscal year without further stockholder action. Notwithstanding, the Audit Committee may at any time in the future in its discretion reconsider the appointment without submitting the matter to a vote of stockholders. Representatives of EY are expected to attend the Annual Meeting to answer questions and make a statement if they so choose.

Fees for EY's audit and other services for each of the two fiscal years ended December 27, 2025 and December 28, 2024 are set forth below:

	2025	2024
Audit Fees *(professional services rendered for (i) the audit of the Company's consolidated annual financial statements and internal controls over financial reporting, and (ii) reviews of interim/quarterly financial statements)*	$ 4,548,071	$ 4,477,344
Audit-Related Fees *(assurance and other services, including international accounting and reporting compliance)*	$ 362,081	$ 220,728
Tax Fees *(tax compliance, advice and planning)*	$ 484,767	$ 515,302
All Other Fees	—	—
	$5,394,919	**$5,213,374**

The Audit Committee's policy is to pre-approve all audit and non-audit services provided by the independent auditors. Pre-approval is generally provided for up to one year, and any such pre-approval is detailed as to the particular service or category of services. The Audit Committee has delegated pre-approval authority to its Chairman when expedition of services is necessary. The independent auditors and management are required periodically to report to the full Audit Committee regarding the extent of services provided by the independent auditors in accordance with this pre-approval, and the fees for the services performed to date. All of the services provided by the independent auditors during fiscal years 2025 and 2024, respectively, under the categories Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees described above were pre-approved.

 THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS **VOTE** THEIR SHARES **FOR** THE APPROVAL OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS[1]

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements in the Annual Report on Form 10-K with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

The Audit Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Audit Committee under Public Company Accounting Oversight Board's (PCAOB) Auditing Standard No. 1301. In addition, the Audit Committee discussed with the independent auditors the auditors' independence from management and the Company, including the matters in the written disclosures required by Public Company Accounting Oversight Board's Rule 3526, and considered the compatibility of non-audit services provided by the independent auditors with the auditor's independence.

The Audit Committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board of Directors has approved) that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 27, 2025 for filing with the SEC. The Audit Committee and the Board has re-appointed, subject to stockholder approval, Ernst & Young LLP, independent auditors, to audit the consolidated financial statements of the Company for the fiscal year ending December 26, 2026.

The Audit Committee is governed by a formal charter which can be accessed from the Company's website at www.muellerindustries.com, or may be requested in print by any stockholder. The members of the Audit Committee are considered independent because they satisfy the independence requirements for Board members prescribed by the NYSE listing standards and Rule 10A-3 of the Exchange Act.

Scott J. Goldman, Chairman
William C. Drummond
Charles P. Herzog, Jr.

[1]   This Section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of the Company under the Securities Act or the Exchange Act, whether made before or after the date hereof, and irrespective of any general incorporation language in any such filing.

PROPOSAL 3:

ADVISORY VOTE ON APPROVAL OF THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS

In accordance with Section 14A of the Exchange Act, stockholders are being asked to vote on an advisory, non-binding basis, on the compensation of the Company's named executive officers. Specifically, the following resolution will be submitted for a stockholder vote at the Annual Meeting, the approval of which will require the affirmative vote of a majority of the outstanding shares of the Company present in person or by proxy at the Annual Meeting and entitled to vote thereon:

> "RESOLVED, that the stockholders of the Company approve, on an advisory basis, the compensation of the Company's named executive officers listed in the 2025 Summary Compensation Table included in the proxy statement for the 2026 Annual Meeting, as such compensation is disclosed pursuant to Item 402 of Regulation S-K in this proxy statement under the section titled "Compensation Discussion and Analysis," as well as the compensation tables and other narrative executive compensation disclosures thereafter."

Although the stockholder vote is not binding on either the Board of Directors or the Company, the views of stockholders on these matters are valued and will be considered in addressing future compensation policies and decisions.

The Company's Compensation and Personnel Development Committee is comprised of knowledgeable and experienced independent directors, who are committed to regular review and effective oversight of our compensation programs. The Company's executive compensation program is grounded in a pay for performance philosophy, and accordingly, has been designed to motivate the Company's key employees to achieve the Company's strategic and financial goals, and to support the creation of long-term value for stockholders. Moreover, given the particularly competitive markets in which we operate and the nature of our business, a principal goal underlying the Company's long-term incentive compensation program specifically is the long-term retention and motivation of critical executives and business leaders, to ensure that the Company will continue to benefit from an exceptionally strong leadership team that will be well positioned to develop sound transition and succession plans for its key executives as such needs arise in the future. The Company's success depends upon their leadership, judgment and experience, and as such, our compensation program is designed to promote their enduring commitment to the Company. We encourage stockholders to read the Executive Compensation section of this proxy statement, including the Compensation Discussion and Analysis (CD&A) and compensation tables, for a more detailed discussion of the Company's compensation programs and policies, and how they are appropriate and effective in promoting growth, creating value, and retaining key members of our team.

 THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS **VOTE** THEIR SHARES **FOR** THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS.

COMPENSATION DISCUSSION AND ANALYSIS

— EXECUTIVE SUMMARY

This Compensation Discussion and Analysis ("CD&A") provides an overview of how our named executive officers were compensated in 2025, as well as how this compensation furthers our established compensation philosophy and objectives.

Our Named Executive Officers

The Company's NEOs for fiscal year 2025 were:

GREGORY L. CHRISTOPHER	**JEFFREY A. MARTIN**	**STEFFEN SIGLOCH**[1]	**CHRISTOPHER J. MIRITELLO**
Chief Executive Officer & Chairman	Executive Vice President, Chief Financial Officer & Treasurer	Chief Manufacturing Officer	Executive Vice President, General Counsel & Secretary

(1)   As previously disclosed by the Company in a Form 8-K filing dated June 10, 2025, effective as of August 1, 2025, Mr. Sigloch transitioned from his executive position as Chief Manufacturing Officer of the Company. He remains employed by the Company in the role of Strategic Advisor for Industry Relations, and, in that non-executive role, he advises the Company and assists on projects utilizing his specialized expertise.

Our Compensation Philosophy and Guiding Principles

We believe in a pay for performance philosophy, such that a material portion of a named executive officer's compensation is dependent upon both the short-term and long-term strategic and financial performance of the Company, considered in light of general economic and specific Company, industry, and competitive conditions. For 2025, we continued to reward named executive officers in a manner consistent with this philosophy by setting annual incentive targets based on the Company's achievement of certain levels of operating income. While also rooted in a pay for performance philosophy, our long-term equity incentive compensation program is focused primarily on promoting retention of key executives and business leaders. We believe that

our long-term equity incentive compensation program serves as a valuable tool for recruitment and retention in our industry, where the competition for leadership talent is a foremost concern, as well as for ensuring sound and smooth succession and transition planning for our NEOs. Accordingly, we continued to grant equity awards, such that any long-term compensation opportunity will be directly tied to stock performance, and will only be received by key executives and business leaders who remain with and make long-term commitments to the Company's success. The Compensation and Personnel Development Committee (hereinafter referred to as "the Committee" for purposes of this CD&A section) evaluates, on an annual basis, the overall structure and design of our program, and believes it has and continues to reflect the best balance of the Company's priorities.

OUR COMPENSATION PHILOSOPHY AND GUIDING PRINCIPLES



ALIGN COMPENSATION WITH SHAREHOLDER INTEREST

We emphasize long-term stockholder value creation by utilizing performance-based restricted stock units and stock options to deliver long-term compensation incentives while minimizing risk-taking behaviors that could undermine long-term objectives.



PAY FOR PERFORMANCE

Each executive has clear performance expectations and must contribute to the overall success of the Company, as opposed to solely objectives within his or her primary area of responsibility.

ATTRACT AND RETAIN TALENT

The attraction and retention of key executives and business leaders is a core objective of our long-term incentive compensation program. In addition to performance-based criterion, our equity awards vest on longer time horizons to incentivize key executives to make longstanding commitments to the Company.

TRANSPARENCY AND SIMPLICITY OF DESIGN

The three main elements of our compensation program — base salary, annual cash incentive compensation and long-term equity incentive compensation — reflects an appropriate blend of goals and are based on easily understood objectives.

Our Compensation Practices At a Glance

Our pay and equity programs are designed to align executives' interests with those of our stockholders, and to motivate and retain critical leaders. Below is a snapshot of our compensation practices:

WHAT WE DO	WHAT WE DON'T DO
✓ We maintain a fully independent Compensation and Personnel Development Committee.	✗ We do not provide for single trigger severance upon a change in control.
✓ A higher percentage of our executives' compensation is variable rather than fixed.	✗ We do not permit gross-up payments to cover excise taxes.
✓ We utilize varying performance metrics under our short-term and long-term incentive plans.	✗ We do not permit the pledging or hedging of our common stock.
✓ Our annual incentive program is based on earnings performance and capped for maximum payouts.	✗ We do not support compensation programs or policies that reward material or excessive risk taking.
✓ Our equity awards include extended vesting schedules and performance-based criteria.	✗ We do not maintain any supplemental executive retirement plans.
✓ We have a recovery policy applicable to all senior employees, including all NEOs, our controller, all president and vice president level personnel, and any other employees involved in policymaking functions.	

2025 Say-on-Pay Vote and Stockholder Engagement

At our 2025 Annual Meeting, we held our annual non-binding stockholder advisory vote on executive compensation. Approximately 85% of our shares voted (excluding abstentions and broker non-votes) were in favor of the compensation of our named executive officers as disclosed in the proxy statement for the 2025 Annual Meeting.

We were gratified by the level of stockholder support received in 2025 for our non-binding stockholder advisory vote on executive compensation, and we believe it reflected our continued efforts to engage with stockholders on executive compensation matters.

As in prior years, the Committee will consider the outcome of this year's stockholder advisory vote on executive compensation as it makes future compensation decisions.

— DETERMINATION OF EXECUTIVE COMPENSATION

Guided by the philosophy and design outlined above, the Committee determines the compensation of our CEO. In turn, our CEO makes recommendations to the Committee regarding all components of our other NEOs' compensation, including base salary, annual cash incentive compensation, and long-term equity incentive compensation. The Committee considers and acts upon those recommendations in setting the compensation of our other NEOs.

In determining compensation, we generally do not rely upon hierarchical or seniority-based levels or guidelines, nor did the Committee formally benchmark executive compensation (or any component thereof) against any particular peer group. Instead, we utilize a more flexible approach that allows us to adapt components and levels of compensation to motivate and reward individual executives within the context of our broader strategic and financial goals. This requires that we consider subjective factors including, but not limited to the following:

- The nature of the executive's position;
- The performance record of the executive, combined with the value of the executive's skills and capabilities in supporting the long-term performance of the Company;

- The Company's overall operational and financial performance; and

- Whether each executive's total compensation potential and structure is sufficient to ensure the retention of the executive officer when considering the compensation potential that may be available elsewhere.

In making compensation decisions, the Committee relies on the members' general knowledge of our industry, supplemented by advice from our CEO based on his knowledge of our industry and the markets in which we participate. From time to time, we conduct informal analyses of compensation practices and the Committee may review broad-based third-party surveys to obtain a general understanding of current compensation practices.

The Committee has chosen incentive operating income targets as the metric to measure performance for each NEO. Our NEOs' compensation is based upon their oversight of and responsibility for the entire Company. As such, it is reflective of the scope and breadth of their management responsibility, and the performance of the Company on a consolidated basis.

— ELEMENTS OF COMPENSATION

As outlined below, our compensation program for our NEOs is comprised of three primary elements: (i) base salary and traditional benefits, (ii) annual incentive compensation, and (iii) long-term equity incentive compensation. Each element plays an integral role in our overall compensation strategy. Moreover, the Committee has approved certain executive perquisites and post-employment change-in-control compensation to our NEOs for purposes of motivating them and retaining their services.

Element of Compensation	Purpose/Description	Form/Timing of Payment
Base Salary and traditional benefits	To provide a base level of compensation for services performed, to encourage the continued service of our executive officers and to attract additional talented executive officers when necessary	Cash / throughout the fiscal year
Annual Incentive Compensation	To attract, motivate and reward executives to achieve and surpass key performance target goals	Cash / typically in February based upon the prior fiscal year's performance
Long-Term Equity Incentive Compensation	To attract, motivate and reward executives to increase stockholder value, and encourage them to make long-term commitments to serve the Company	Restricted stock units with performance and time vesting criterion / following the release of second quarter earnings

Pay for Performance and At-Risk Compensation





Base Salary and Traditional Benefits

Base salaries paid to our NEOs are set forth in the "Summary Compensation Table for 2025." Base salary adjustments are determined by making reasoned subjective determinations about current economic conditions such as general wage inflation as well as the executive's qualifications, experience, responsibilities and past performance. In addition to base salaries, we provide traditional benefits such as group health, disability, and life insurance benefits, as well as matching contributions to our 401(k) plan. As noted in the "Summary Compensation Table for 2025," certain of

our NEOs received base salary increases during 2025 in recognition of their experience, and track records of accomplishment during their respective tenures with the Company.

Annual Incentive Compensation

Each of our NEOs received annual incentive compensation for 2025 based upon the actual performance of the Company relative to the performance targets (as described below), which were established by the Committee on January 30, 2025. The table below shows the target annual incentive award for each of our NEOs.

For 2025, the amount of incentive compensation payable to each of our named executive officers was calculated as follows:



INCENTIVE GRADE LEVEL FACTOR

Set forth below are the incentive grade level factors for each of our NEOs:

NEO	Multiple of Base Salary
Mr. Christopher	125%
Mr. Martin	90%
Mr. Sigloch	90%
Mr. Miritello	90%

PERFORMANCE FACTOR

Set forth below are the corresponding payout percentages tied to various levels of achievement above or below pre-approved primary operating income performance targets. To promote alignment between pay and performance, incentive compensation amounts are not paid to NEOs when the achievement level of the operating income performance target is less than 99%.

Performance to Target[1]	Payout Percentage
99%	80%
100%	100%
101%	135%
104%	170%
106%	270%
107%	300%
109%	350%
111%	400%

(1) Performance to target percentages have been rounded to the nearest whole percent for purposes of this table.

The performance factor applicable to each of the NEOs was determined based on the achievement level of the consolidated Company incentive operating income target, as shown in the following table:

Name	Incentive Operating Income Performance Criteria[1]	Incentive Operating Income Performance Target[2]	Weighting	Performance	2025 Achievement Level Over Primary Target	2025 Performance Factor
Gregory L. Christopher	Consolidated Company	$700 million	100%	$890.0 million	127%	400%
Jeffrey A. Martin	Consolidated Company	$700 million	100%	$890.0 million	127%	400%
Steffen Sigloch	Consolidated Company	$700 million	60%	$890.0 million	127%	400%
	Blended Business Line Performance[3]	—	40%	—	—	156%
Christopher J. Miritello	Consolidated Company	$700 million	100%	$890.0 million	127%	400%

(1) Incentive operating income is the performance criteria metric used for all bonus plans. Incentive operating income includes adjustments to operating income as presented in the Company's audited financial statements for purposes of defining the performance criteria, such as: (i) certain standard adjustments made annually, including expenses associated with phantom shares granted to personnel in our European businesses and FIFO variances; and (ii) certain adjustments made when applicable, including impairment charges, certain gains or losses on the sale of assets, certain gains stemming from claim recoveries, consolidation related expenses and purchase accounting adjustments.

(2) The performance targets applicable to our NEOs were established by the Committee on January 30, 2025, and continue the Company's longstanding approach of establishing ambitious performance goals that would motivate and incentivize our NEOs to deliver value to our stockholders throughout the Company's fiscal year.

(3) The remaining 40% of Mr. Sigloch's bonus was determined based on a combination of the operating income and manufacturing performance of four key business lines. The target operating income performance goal for the blended business line portion of Mr. Sigloch's bonus was $471.7 million, while targets for the manufacturing performance component were based on various indicators of manufacturing efficiency, including consumables, labor and conversion costs in those businesses. Based on actual performance compared to the target operating income goal, as well as actual manufacturing efficiencies achieved, the performance factor for the blended business line portion of Mr. Sigloch's bonus was determined to be 156%.

2025 NEO ANNUAL INCENTIVE CALCULATIONS

As a result of 2025 performance, the annual incentive payments for the NEOs were calculated as follows:

MR. CHRISTOPHER

| TARGET AWARD[1] $2,062,500 | X | WEIGHTED PERFORMANCE FACTOR 400% | = | ANNUAL INCENTIVE PAYOUT AS A % OF BASE SALARY 500% |

MR. MARTIN

| TARGET AWARD[1] $431,228 | X | WEIGHTED PERFORMANCE FACTOR 400% | = | ANNUAL INCENTIVE PAYOUT AS A % OF BASE SALARY 360% |

MR. SIGLOCH

| TARGET AWARD[1] $254,962 | X | WEIGHTED PERFORMANCE FACTOR 302% | = | ANNUAL INCENTIVE PAYOUT AS A % OF BASE SALARY 272% |

MR. MIRITELLO

| TARGET AWARD[1] $340,975 | X | WEIGHTED PERFORMANCE FACTOR 400% | = | ANNUAL INCENTIVE PAYOUT AS A % OF BASE SALARY 360% |

(1) The target award is determined by multiplying the NEO's base earnings by the applicable incentive grade level factor.

Long-Term Equity Incentive Compensation Program

OVERVIEW

Our long-term equity-based incentive compensation program serves three goals:

1. Aligning our NEOs' financial interests with the interests of our stockholders;

2. Retaining the services of talented and seasoned executives, motivating them to make deep, long-term commitments to the Company, and ensuring sound and smooth succession and transition planning for the Company and our NEOs; and

3. Rewarding our NEOs for advancing our long-term financial success and increasing stockholder value.

The Committee has made the retention of executives and key employees a particular focus of the long-term equity incentive compensation program in recent years.

The Committee has decided that the best way to meet the objectives of our long-term incentive program is to award a combination of performance-based restricted stock and time-based restricted stock, allocated as shown below. In 2025, to reaffirm the alignment of pay and performance, the Committee chose to award only performance-based restricted stock to our NEOs, which, provided performance criteria are met, will cliff vest after a period of three years for Messrs. Christopher and Martin, and five years for Mr. Miritello. Mr. Sigloch did not receive any equity-based compensation in 2025.

NEO (INCLUDING CEO) LONG-TERM EQUITY MIX



100% Performance-based Restricted Stock

The Committee believes that the extended and cliff vesting schedules and performance criteria described below will motivate our NEOs and key employees to remain with the Company and make long-term contributions to stockholder value generation.

VESTING SCHEDULE FOR PERFORMANCE-BASED RESTRICTED STOCK

To foster executive retention, 100% of the regular annual equity awards given to NEOs in 2025, all of which are performance-based, will cliff vest after a period of three years (for Messrs. Christopher and Martin) or five years (for Mr. Miritello). The Committee elected to use a long-term vesting schedule to promote executive retention in our competitive industry and to incentivize performance. However, given the importance of long-term equity incentive awards in our compensation program, the Committee provided for accelerated vesting of unvested shares of restricted stock in the event of death, disability or a change in control (as explained in more detail in the "2025 Grants of Plan Based Awards" and "Potential Payments Upon Termination of Employment or Change in Control as of the End of 2025" Tables). The Committee believes that accelerated vesting would be appropriate in those circumstances to encourage our executives to focus on the potential benefits of a change in control transaction for our stockholders without harboring concerns for their financial security.

2025 PERFORMANCE-BASED RESTRICTED STOCK AWARDS
(100% of total NEO awards)



(1)   Mr. Miritello's 2024 performance-based restricted stock award has a five-year vesting term and is therefore scheduled to vest on July 30, 2030.

PERFORMANCE CRITERIA FOR PERFORMANCE-BASED RESTRICTED STOCK

Of the annual equity awards granted to our NEOs in 2025, 100% are performance-based, and vesting is contingent upon the Company's performance as measured by an adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) metric. This single metric was utilized in 2025 to prioritize management's enhanced attention to earnings and cash flow. Specifically, utilizing this metric ensures that annual performance-based awards to these NEOs will only vest based upon the achievement of specified earnings growth targets over a three-year performance period, which for the 2025 grants, was December 29, 2024 to December 25, 2027. For this purpose, the adjusted EBITDA metric means the total adjusted EBITDA achieved by the Company during the three-year performance period, as compared with a cumulative adjusted EBITDA target of $1.75 billion.

The degree to which the annual equity awards granted to our NEOs vest is contingent upon the Company's actual performance as compared with the adjusted EBITDA target. The table below illustrates the applicable achievement levels and corresponding vesting percentages based upon the adjusted EBITDA metric. If the achievement percentage is less than 80%, the vesting percentage is 0%. Moreover, if the achievement percentage is between the specified levels, the vesting percentage is determined by linear interpolation.

ADJUSTED EBITDA METRIC

Achievement Percentage	Vesting Percentage
80%	80%
100%	100%
110%	200%

To be clear, the adjusted EBITDA target established for our annual equity grants is just one of a number of different, yet complementary performance metrics utilized by the Company in its efforts to design an overall compensation program that is appropriately balanced and furthers its underlying aims. For example, the Company's performance-based compensation program also incorporates the ambitious short and long-term operating targets that underlie the Company's annual cash incentive compensation program and reflect the Company's long-term aspirations for strategic growth.

The Company has traditionally maintained, and will continue to hold lofty expectations and goals with respect to stockholder value creation. Nevertheless, given the primary retention aim of the long-term equity incentive compensation program, the Committee has concluded that the performance-based criterion for the equity awards granted to our NEOs are appropriate in the context of our well-balanced overall executive compensation program.

TIMING OF LONG-TERM EQUITY AWARD GRANTS

Long-term equity incentive awards to our CEO and other NEOs are traditionally granted annually, and are based on the determinations of the Committee. Our CEO makes recommendations to the Committee regarding awards for other NEOs and members of the management team. The NEOs received their annual grants on August 4, 2025, except for Mr. Sigloch who did not receive a long-term equity incentive award in 2025.

In granting long-term equity awards to our NEOs, the Committee applied no set formula for allocating awards, and instead made reasoned, subjective determinations based upon their performance, the importance of retaining their services, and their role in helping us achieve our long-term goals. In 2025, we awarded annual grants to our NEOs reserving an aggregate of 241,000 shares (assuming the maximum performance threshold is met).

COMPENSATION AND PERSONNEL DEVELOPMENT COMMITTEE REPORT

The Compensation and Personnel Development Committee has reviewed and discussed with the Company's management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K. Based on such review and discussions, the Compensation and Personnel Development Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.


Gary S. Gladstein, Chairman
Elizabeth Donovan
John B. Hansen


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During fiscal year 2025, Messrs. Gladstein and Goldman, and Ms. Donovan served on the Compensation and Personnel Development Committee. No member of the Committee was, during fiscal year 2025, an officer or employee of the Company or was formerly an officer of the Company. In addition, no member of the Committee, during fiscal year 2025, had any relationship requiring disclosure by the Company as a related party transaction under Item 404 of Regulation S-K. No executive officer of the Company served on any board of directors or compensation committee of any other company for which any of the Company's directors served as an executive officer at any time during fiscal year 2025.

EXECUTIVE COMPENSATION TABLES

— SUMMARY COMPENSATION TABLE FOR 2025

The following table shows compensation of our principal executive officer, our principal financial officer, and other named executive officers for the 2025, 2024, and 2023 fiscal years, as applicable.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Gregory L. Christopher Chief Executive Officer & Chairman	2025	1,650,000[3]	1,500,000[4]	15,227,100	8,250,000	935,673[5]	27,562,773
	2024	1,473,846	—	12,903,000	7,369,231	1,040,824	22,786,901
	2023	1,450,000	—	10,161,450	7,250,000	602,933	19,464,383
Jeffrey A. Martin EVP, Chief Financial Officer & Treasurer	2025	479,142[3]	—	4,060,560	1,724,913	284,218[6]	6,548,833
	2024	469,298	300,000	3,612,840	1,689,473	230,111	6,301,722
	2023	434,808	—	2,709,720	1,565,307	130,052	4,839,887
Steffen Sigloch Former Chief Manufacturing Officer[1]	2025	283,292	—	—	770,624	269,440[7]	1,323,356
	2024	375,950	—	1,612,875	1,353,420	211,864	3,554,109
	2023	367,527	—	2,107,560	1,323,097	143,328	3,941,512
Christopher J. Miritello EVP, General Counsel & Secretary	2025	378,861[3]	—	1,099,735	1,363,898	100,580[6]	2,943,074
	2024	369,267	200,000	1,161,270	1,329,361	78,040	3,137,938
	2023	359,266	—	903,240	1,293,358	42,360	2,598,224

(1) Effective August 1, 2025, Mr. Sigloch transitioned from his former executive position as Chief Manufacturing Officer to the non-executive role of Strategic Advisor for Industry Relations. In connection with his change in roles, Mr. Sigloch's base salary was reduced by 66.7%. The amounts set forth in the Summary Compensation Table represent the total compensation received by Mr. Sigloch during the entire 2025 fiscal year.

(2) This column represents the aggregate grant date fair value of awards granted to our NEOs computed in accordance with Financial Accounting Standards Board Accounting Standards Codification 718 and assuming, for purposes of any awards subject to performance-based vesting criteria, the probable outcome of the performance conditions. For information on the valuation assumptions with respect to these awards, refer to Note 18 - Stock-Based Compensation to the Company's Consolidated Financial Statements filed with its Annual Report on Form 10-K for the fiscal year ended December 27, 2025. The amounts above reflect the Company's aggregate expense for these awards and do not necessarily correspond to the actual value the named executive officers will recognize.

(3) Effective October 6, 2025, Messrs. Martin and Miritello's base salaries were increased by 2.5% and 3% respectively. The increases were awarded on account of their continued contributions to the Company's performance, their expanded responsibilities and additional workload in connection with Company initiatives and tenure. Mr. Christopher's base salary remained unchanged in 2025.

(4) Mr. Christopher was awarded a $1,500,000 discretionary bonus in recognition of his leadership in steering the Company toward record earnings in 2025.

(5) Mr. Christopher's other compensation includes $744,360 in dividends on restricted stock that vested in 2025. Other compensation also includes $18,315 in premiums on a life insurance policy maintained on his behalf; a $42,042 reimbursement of the income tax liabilities associated with certain perquisites; $58,745 in club memberships; $10,367 in personal tax and estate planning; $6,320 in travel expenses for Company-sponsored events; $18,811 for an executive health physical; and a $14,000 matching contribution to the Company's 401(k) plan. In addition, Mr. Christopher's other compensation includes the incremental cost of $22,713 incurred by the Company in connection with Mr. Christopher's personal use of the Company aircraft, calculated based on the cost of fuel, crew travel, trip-related maintenance and other similar variable costs. Fixed costs, which do not change based on usage, are excluded as the Company's aircraft is used predominantly for business purposes.

(6) Mr. Martin's other compensation includes $239,520 in dividends on restricted stock that vested in 2025. Other compensation also includes $6,970 in club memberships; $3,540 in personal tax and estate planning; $12,244 in travel expenses for Company-sponsored events; a $7,944 reimbursement of the income tax liabilities associated with certain perquisites; and a $14,000 matching contribution to the Company's 401(k) plan.

(7) Mr. Sigloch's other compensation includes $255,440 in dividends on restricted stock that vested in 2025. Other compensation also includes a $14,000 matching contribution to the Company's 401(k) plan.

(8) Mr. Miritello's other compensation includes $86,580 in dividends on restricted stock that vested in 2025. Other compensation also includes a $14,000 matching contribution to the Company's 401(k) plan.

— 2025 GRANTS OF PLAN-BASED AWARDS TABLE

The following table sets forth summary information regarding all grants of plan-based awards made to our NEOs for the fiscal year ended December 27, 2025. All equity awards were granted to our NEOs on August 4, 2025.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Gregory L. Christopher	—	1,650,000	2,062,500	8,250,000	—	—	—	—	—
	8/4/2025	—	—	—	72,000	90,000	180,000	—	15,227,100
Jeffrey A. Martin	—	344,982	431,228	1,724,913	—	—	—	—	—
	8/4/2025	—	—	—	19,200	24,000	48,000	—	4,060,560
Steffen Sigloch	—	203,970	254,962	1,019,851	—	—	—	—	—
	—	—	—	—	—	—	—	—	—
Christopher J. Miritello	—	272,780	340,975	1,363,898	—	—	—	—	—
	8/4/2025	—	—	—	5,200	6,500	13,000	—	1,099,735

(1) Represents the right to annual cash incentive awards that could have been earned based on performance in 2025. These columns show rights to awards that were possible at the threshold, target and maximum levels of performance for each NEO in 2025, determined by multiplying each NEO's actual base salary paid during 2025, by the NEO's incentive grade level factor, and then by a performance factor of 80% for the threshold level (for 99% achievement of the applicable performance criteria), 100% for the target level (for 100% achievement of the applicable performance criteria), and capped at 400%.

(2) The vesting of shares of performance-based restricted stock granted to our NEOs on August 4, 2025 is conditioned upon the Company's actual performance as compared with an adjusted EBITDA performance metric over a three-year reference period (December 29, 2024 to December 25, 2027). This column represents the aggregate number of shares underlying the restricted stock awards granted to our NEOs, which was computed in accordance with Financial Accounting Standards Board Accounting Standards Codification 718 and assuming the threshold, target and maximum performance condition are achieved as of such date. If 80% of the adjusted EBITDA target is met, the threshold number of shares are eligible for vesting on the Vesting Date (July 30, 2028 for Messrs. Christopher and Martin, and July 30, 2030 for Mr. Miritello). If 110% of the adjusted EBITDA target is met, the maximum number of shares are eligible for vesting on the Vesting Date. For more information on the performance-based criteria, please see the section entitled "Performance Criteria for Performance-Based Restricted Stock."

Narrative Disclosure to Summary Compensation Table and Grant of Plan Based Awards Table

Employment Agreement with Mr. Christopher

On March 15, 2018, we entered into an indefinite term employment agreement (the "Employment Agreement") with Mr. Christopher, pursuant to which he will continue to serve as the Company's CEO, reporting directly to the Board. The Employment Agreement replaced Mr. Christopher's prior employment agreement and, in so doing, eliminated the "single-trigger" severance to which Mr. Christopher would have been entitled upon the occurrence of a change in control of the Company.

The Employment Agreement provides that Mr. Christopher will receive a base salary of not less than $1,100,000 per year and will be eligible to receive an annual bonus award. For each fiscal year, Mr. Christopher's target annual bonus will be 125% of his base salary upon achievement of target performance levels, and he will be eligible for a maximum annual bonus of 250% of base salary when performance equals or exceeds 125% of the applicable performance objectives. The actual annual bonus payable to

Mr. Christopher will be based upon the actual level of achievement of annual Company and individual performance objectives for the applicable year, as determined by the Committee. In addition, during the term of Mr. Christopher's employment, the Company will maintain a term life insurance policy for him with a face value of at least $5 million, and Mr. Christopher will have the right to name the beneficiary of such term life insurance policy.

In the event that Mr. Christopher's employment is terminated for any reason (other than by the Company for "cause" (as defined in the Employment Agreement)), he will, subject to his execution of a general release in favor of the Company and his continued compliance with certain restrictive covenants (the "Conditions"), be entitled to receive the following: (i) any accrued but unpaid compensation and benefits; (ii) any unpaid annual bonus with respect to the previously completed fiscal year; (iii) subject to achievement of the applicable performance objectives for the fiscal year in which the termination occurs, payment of a prorated annual bonus for such fiscal year; and (iv) continued medical, dental and hospitalization coverage (or payment in lieu of coverage if coverage is not permitted by applicable law or the terms of the applicable plan) for Mr. Christopher, his spouse and covered dependents until the latest of Mr. Christopher's 70th birthday, his spouse's 70th birthday, and the 3rd anniversary of such termination.

Additionally, if Mr. Christopher's employment is terminated by the Company without "cause" or by Mr. Christopher for "good reason" (as defined in the Employment Agreement), and there has not been a "change in control" (as defined in the Employment Agreement) in the past 24 months, Mr. Christopher will, subject to the Conditions, be entitled to (i) continued payment of his base salary for 36 months; and (ii) an amount equal to 3 times Mr. Christopher's target annual bonus in respect of the fiscal year in which such termination occurs (or prior fiscal year, if greater), such amount to be paid in equal installments over the 3-year period following such termination at the same time such amounts would otherwise have been paid had no termination occurred. If Mr. Christopher's employment is terminated by the Company without "cause" or by Mr. Christopher for "good reason" within 24 months of a "change in control," Mr. Christopher will, subject to the Conditions, be entitled to (i) payment of his base salary for 36 months in a lump sum on the first regularly-scheduled payroll date following the 60th day following such termination; and (ii) an amount equal to 3 times Mr. Christopher's target annual bonus in respect of the fiscal year in which such termination occurs (or prior fiscal year, if greater), paid in a lump sum on the first regularly-scheduled payroll date following the 60th day following such termination. The Employment Agreement does not provide for any "single-trigger" severance payments or benefits.

The Employment Agreement does not provide any gross-up or tax assistance on the severance benefits. Instead, the Employment Agreement contains a "modified cutback" provision, which would act to reduce the benefits payable to Mr. Christopher to the extent necessary to avoid a "golden parachute excise tax," but only if such reduction would result in Mr. Christopher retaining a larger after-tax amount.

Mr. Christopher is subject to certain restrictive covenants during the term of his employment and thereafter, including customary non-compete restrictions that apply for one year post-termination and customary non-solicitation restrictions with respect to current and prospective employees that apply for one year post-termination. In addition, during the term of his employment and for one year thereafter, Mr. Christopher is prohibited from contacting any customer or prospective customer of the Company, or any representative of the same, for the purpose of providing any service or product competitive with any service or product sold or provided by the Company.

Change in Control Agreements with Messrs. Martin, Sigloch and Miritello

On February 22, 2022, the Company entered into amended change in control agreements with Messrs. Martin and Miritello, and on July 18, 2022, with Mr. Sigloch, pursuant to which, if, upon or within three years following a "change in control", the executive's employment is terminated by the Company without "cause" (other than on account of death or "disability"), or by the executive for "good reason", subject to execution of a general release of claims, each executive is entitled to three times the executive's base salary and three times the executive's average annual bonus, as outlined in the foregoing. The terms "change in control" and "cause" are defined in the 2014 Incentive Plan and the term "good reason" is defined in each executive's change in control agreement, as amended. Further, the amended agreements with Messrs. Martin, Miritello and Sigloch provide that if the executive is terminated without "cause," notwithstanding the non-occurrence of a "change in control," he is entitled to (i) an amount equal to two times the executive's base salary (as in effect immediately prior to the date of such termination); and (ii) an amount equal to two times the average annual bonus paid to the executive (including, for this purpose only, any amounts deferred) in respect of the three calendar years immediately preceding the calendar year in which such termination occurs. The agreements also provide that for two years following termination under the circumstances described above, each of Messrs. Martin, Sigloch and Miritello will receive (subject to the executive's election of COBRA continuation coverage under the Company's group health plan) continued coverage under the Company's group health plan at the Company's cost (or at the direction of the Company, reimbursement for COBRA premiums) for two years following such termination.

2024 and 2019 Incentive Plans

In 2025, we maintained the 2024 Incentive Plan (the "2024 Plan") and 2019 Incentive Plan (the "2019 Plan" and together with the 2024 Plan, the "Plans"), which were approved by our stockholders at our Annual Meetings held in May 2024 and May 2019 respectively. The Committee administers the Plans and is authorized to, among other things, designate participants, grant awards, including cash-based awards that historically were intended to qualify as performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code, determine the number of shares of Common Stock to be covered by awards and determine the terms and conditions of any awards, and construe and interpret the Plans and award agreements issued pursuant thereto. The 2024 Plan reserved 3,000,000 shares of our Common Stock for issuance, subject to any change in the outstanding Common Stock or the capital structure of the Company or any other similar corporate transaction or event. The 2019 Plan originally reserved 2,000,000 shares of our Common Stock for issuance. Reserved but then unissued shares under the 2019 Plan were subsequently adjusted in light of the Board-approved two-for-one stock split that occurred on October 20, 2023, and remain available for issuance pursuant to awards under the 2019 Plan.

— OUTSTANDING EQUITY AWARDS AT FISCAL 2025 YEAR-END

The following table sets forth summary information regarding the outstanding equity awards held by our named executive officers as of December 27, 2025. All outstanding equity awards granted prior to October 20, 2023 have been adjusted to reflect the two-for-one stock split that occurred on that date.

Name	Grant Date	Option Awards — Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Stock Awards[1] — Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)
Gregory Christopher	11/09/2022[2]	—	—	—	—	500,000	59,065,000	—	—
	10/26/2023	—	—	—	—	270,000	31,895,100	—	—
	08/05/2024	—	—	—	—	—	—	200,000	23,626,000
	08/04/2025	—	—	—	—	—	—	180,000	21,263,400
Jeffrey Martin	10/26/2023	—	—	—	—	72,000	8,505,360	—	—
	08/05/2024	—	—	—	—	—	—	56,000	6,615,280
	08/04/2025	—	—	—	—	—	—	48,000	5,670,240
Steffen Sigloch	10/26/2023	—	—	—	—	56,000	6,615,280	—	—
	08/05/2024	—	—	—	—	—	—	25,000	2,953,250
Christopher Miritello	10/26/2023	—	—	—	—	24,000	2,835,120	—	—
	08/05/2024	—	—	—	—	—	—	18,000	2,126,340
	08/04/2025	—	—	—	—	—	—	13,000	1,535,690

(1) The vesting of shares of performance-based restricted stock granted to our NEOs in 2023-2025 is conditioned upon the Company's actual performance as compared with an adjusted EBITDA target. For the 2023 grants, the vesting date, subject to the achievement of the performance condition, is July 30, 2026 (for Messrs. Christopher, Martin and Sigloch) or July 30, 2028 (for Mr. Miritello), and the reference period is from January 1, 2023 to December 27, 2025. For the 2024 grants, the vesting date subject to the achievement of the performance condition, is July 30, 2027 (for Messrs. Christopher, Martin and Sigloch) or July 30, 2029 (for Mr. Miritello), and the reference period is from December 31, 2023 to December 26, 2026. For the 2025 grants, the vesting date subject to the achievement of the performance condition, is July 30, 2028 (for Messrs. Christopher and Martin) or July 30, 2030 (for Mr. Miritello), and the reference period is from December 29, 2024 to December 25, 2027. For more information on the performance-based criteria for the 2025 grants, please see the section entitled "Performance Criteria for Performance-Based Restricted Stock." To the extent the Company's actual performance during the applicable reference period exceeds the performance condition, our NEOs are eligible to receive a maximum award of up to 200% of the shares granted (i.e., for achievement of 110% of the adjusted EBITDA target). The values reflected in this table reflect the Company's current estimate that the maximum awards will be achieved. The performance-based restricted stock grants described above are subject to earlier vesting in connection with a change in control or a termination of employment due to death or disability. If the acceleration event occurs prior to the end of an applicable reference period, the maximum award amount will vest.

(2) The vesting of this one-time restricted stock grant to Mr. Christopher is conditioned upon the Company's actual performance as compared with an adjusted EBITDA target. The vesting date, subject to the achievement of the performance condition, is December 31, 2027, and the reference period is from December 26, 2021 to December 28, 2024. The values reflected in this table are based on actual performance during the reference period (which resulted in achievement of the maximum award amount, which is 200% of the shares granted). The performance-based restricted stock grants described above are subject to earlier vesting in connection with a change in control, or a termination of employment due to death or disability.

— 2025 STOCK VESTED AND OPTIONS EXERCISED

The following table sets forth the value realized by each of our NEOs as a result of the vesting of restricted stock and exercise of stock options during the fiscal year ended December 27, 2025.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Gregory L. Christopher	—	—	336,000	29,473,920
Jeffrey A. Martin	—	—	108,000	9,473,760
Steffen Sigloch	—	—	112,000	9,824,640
Christopher J. Miritello	5,330	424,002	38,000	3,333,360

(1) The amounts shown in the Value Realized on Exercise" column equals the number of options exercised multiplied by the market value of the Company's stock on the exercise date less the option exercise price.

(2) The amounts shown in the Value Realized on Vesting" column equal the number of shares vested multiplied by the market value of the Company's stock on the vesting date.

— POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT OR CHANGE IN CONTROL AS OF THE END OF 2025

Pursuant to the employment agreement with our CEO, and the equity award and change in control agreements with our other NEOs upon a change in control or certain terminations of employment, our NEOs are entitled to payments of compensation and benefits and/or accelerated vesting of equity awards, in each case as described below. The table below reflects the amount of compensation and benefits payable to each named executive officer in the event of (i) a change in control, (ii) an involuntary termination without cause or a resignation for good reason (specifically, for Messrs. Martin,

Sigloch and Miritello, the occurrence of such a termination upon or within two years following a change in control), and (iii) a termination by reason of death or disability. The NEOs are not entitled to any payments in connection with a termination for cause.

The amounts shown assume the applicable triggering event occurred on December 27, 2025, and are estimates of the amounts that would be paid to the NEOs upon the occurrence of such triggering event.

Name	Triggering Event	Salary & Bonus ($)	Benefits ($)	Accelerated Vesting of Equity Awards ($)	Total ($)
Gregory L. Christopher	*Termination Without Cause or for Good Reason*	19,387,500[1]	231,114[3]	—	19,618,614
	Termination Due to Death or Disability	8,250,000[2]	231,114[3]	138,008,500[4]	146,489,614
	Change in Control	—	—	138,008,500[4]	138,008,500
	Termination Without Good Reason	—	231,114[3]	—	231,114
Jeffrey A. Martin	*Termination Without Cause or for Good Reason*	4,497,338[5]	41,558[5]	—	4,538,896
	Termination Without Cause or for Good Reason following a Change in Control	6,746,007[5]	41,558[5]	21,033,680[4]	27,821,245
	Termination Due to Death or Disability	—	—	21,033,680[4]	21,033,680
	Change in Control	—	—	21,033,680[4]	21,033,680
Steffen Sigloch	*Termination Without Cause or for Good Reason*	2,548,094[5]	48,585[5]	—	2,596,679
	Termination Without Cause or for Good Reason following a Change in Control	3,822,141[5]	48,585[5]	9,712,730[4]	13,583,456
	Termination Due to Death or Disability	—	—	9,712,730[4]	9,712,730
	Change in Control	—	—	9,712,730[4]	9,712,730
Christopher J. Miritello	*Termination Without Cause or for Good Reason*	3,567,055[5]	15,403[5]	—	3,582,458
	Termination Without Cause or for Good Reason following a Change in Control	5,350,582[5]	15,403[5]	6,575,650[4]	11,941,635
	Termination Due to Death or Disability	—	—	6,575,650[4]	6,575,650
	Change in Control	—	—	6,575,650[4]	6,575,650

(1) Includes the value of continuation of base salary and annual incentive compensation (determined based upon Mr. Christopher's 2025 target bonus) for three years post-termination. Also includes the value of a pro-rata bonus for the year of termination, determined based on actual performance, which is payable upon a termination for any reason (other than by the Company for cause). The pro-rata bonus amount listed represents Mr. Christopher's 2025 bonus paid pursuant to our 2025 annual incentive program. If Mr. Christopher is terminated without cause or resigns for good reason during the 24-month period following a change in control, the amounts will be paid in a lump sum within 60 days following termination. For additional details on the payments and benefits that may become payable to Mr. Christopher on a qualifying termination, and Mr. Christopher's material ongoing obligations to the Company following such qualifying termination, see the summary of Mr. Christopher's employment agreement contained in the "Narrative Disclosure to Summary Compensation Table and Grant of Plan Based Awards Table" above.

(2) Includes the value of a pro-rata bonus for the year of termination. The pro-rata bonus amount listed represents Mr. Christopher's 2025 bonus paid pursuant to our 2025 annual incentive program.

(3) Includes the value of continued participation in the Company's benefit plans following termination of employment until Mr. Christopher's spouse's 70th birthday, which Mr. Christopher is entitled to following a termination for any reason (other than by the Company for cause).

(4) Includes the value of accelerated vesting of unvested shares of restricted stock as of December 27, 2025, based on a per share value of $118.13, which value equals the market value of the Company's stock on such date. Unvested shares of restricted stock granted to NEOs will vest automatically in connection with a termination due to death or disability or a change in control (with unvested shares of performance-based restricted stock vesting at maximum levels if the acceleration event occurs prior to the end of the applicable reference period). Mr. Christopher is also entitled to accelerated vesting of certain of his awards upon an involuntary termination without cause or a resignation for good reason. Payments to which NEOs are entitled upon the accelerated vesting of restricted stock included payments associated with declared dividends and interest.

(5) Includes the value of: (i) two times the executive's base salary as in effect on December 27, 2025 (or three times if termination occurs upon or within three years of a change in control); (ii) two times the average annual bonus actually paid to the executive for the three calendar years preceding December 27, 2025 (or three times if termination occurs upon or within three years of a change in control); and (iii) the value of continued participation in the Company's group health plan for a period of two years. All amounts are payable on an involuntary termination without cause or upon a resignation by the executive for good reason. For additional details on the payments and benefits that may become payable to Messrs. Martin, Sigloch and Miritello on a qualifying termination and the NEOs' material ongoing obligations to the Company following such qualifying termination, see the summary of the change in control agreements contained in the "Narrative Disclosure to Summary Compensation Table and Grant of Plan Based Awards Table" above.

— PAY VERSUS PERFORMANCE TABLE

Year (a)	Summary Compensation Table Total for PEO ($) (b)	Compensation Actually Paid to PEO ($) (c)	Average Summary Compensation Total for Non-PEO NEOs ($) (d)	Average Compensation Actually Paid to Non-PEO NEOs ($) (e)	Value of Initial Fixed $100 Investment Based on:		Net Income ($ 000's) (h)	Operating Income ($000's) (i)
					Total Shareholder Return ($) (f)	Dow Jones US Building Materials & Fixtures Index ($) (g)		
2025	27,562,773	74,143,373	3,605,088	8,254,338	146	105	765,191	958,542
2024	22,786,901	71,942,284	4,331,256	11,277,634	172	119	604,879	770,389
2023	19,464,383	51,277,489	3,793,208	8,362,951	161	137	602,897	756,053
2022	34,994,079	39,921,017	4,286,027	5,542,672	104	74	658,316	877,149
2021	10,841,767	21,073,541	2,482,800	4,483,255	170	144	468,520	655,845

Column (b). Reflects compensation amounts reported in the "Summary Compensation Table" for our CEO, Mr. Christopher, for the respective years shown.

Column (c). "Compensation actually paid" to our CEO in each year from 2021-2025 reflects the respective amounts set forth in column (b) of the table above, adjusted as set forth in the table below, as determined in accordance with SEC rules. For awards with dividend rights, these amounts are paid in cash once the underlying award vests, and are incorporated as applicable in the table below. The dollar amounts reflected in column (b) of the above do not reflect the actual amount of compensation earned by or paid to our CEO during the applicable year. For information regarding the decisions made by our Compensation and Personnel Development Committee with respect to the CEO's compensation for each fiscal year, please see the Compensation Discussion and Analysis sections of the proxy statements reporting pay for the fiscal years covered in the table above.

Year	2021	2022	2023	2024	2025
CEO	Mr. Christopher	Mr. Christopher	Mr. Christopher	Mr. Christopher	Mr. Christopher
SCT Total Compensation ($)	10,841,767	34,994,079	19,464,383	22,786,901	27,562,773
Less: Stock and Option Award Values Reported in SCT for the Covered Year ($)	(3,259,125)	(25,825,500)	(10,161,450)	(12,903,000)	(15,227,100)
Plus: Fair Value for Stock and Option Awards Granted in the Covered Year ($)	4,425,375	23,595,500	12,866,850	16,079,000	21,311,100
Change in Fair Value of Outstanding Unvested Stock and Option Awards from Prior Years ($)	8,483,199	6,564,886	25,375,159	36,818,739	37,733,000
Change in Fair Value of Stock and Option Awards from Prior Years that Vested in the Covered Year ($)	582,325	592,052	3,732,547	9,160,644	2,763,600
Less: Fair Value of Stock and Option Awards Forfeited during the Covered Year ($)	—	—	—	—	—
Less: Aggregate Change in Actuarial Present Value of Accumulated Benefit Under Pension Plans ($)	—	—	—	—	—
Plus: Aggregate Service Cost and Prior Service Cost for Pension Plans ($)	—	—	—	—	—
Compensation Actually Paid ($)	21,073,541	39,921,017	51,277,489	71,942,284	74,143,373

Equity Valuations: For 2022-2025, performance-based restricted share unit grant date fair values are calculated using the average high/low stock price as of the date of grant assuming maximum performance. For 2021, performance-based restricted share unit grant date fair values are calculated using the average high/low stock price as of the date of grant assuming target performance. Adjustments have been made using the stock price and performance accrual modifier as of year-end and as of the date of vest. Time-vested restricted share unit grant date fair values are calculated using the average high/low stock price as of date of grant. Adjustments have been made using the average high/low stock price as of year-end and as of each date of vest.

Column (d). The following non-CEO NEOs are included in the average figures shown for each year from 2021-2025: Messrs. Martin, Sigloch and Miritello.

Column (e). Average "compensation actually paid" for our non-CEO NEOs in each year from 2021-2025 reflects the respective amounts set forth in column (d) of the table above, adjusted as set forth in the table below, as determined in accordance with SEC rules. For awards with dividend rights, these amounts are paid in cash once the underlying award vests, and are incorporated as applicable in the table below. The dollar amounts reflected in column (d) of the above do not reflect the actual amount of compensation earned by or paid to our non-CEO NEOs during the applicable year. For information regarding the decisions made by our Compensation and Personnel Development Committee with respect to our non-CEO NEOs' compensation for each fiscal year, please see the Compensation Discussion and Analysis sections of the proxy statements reporting pay for the fiscal years covered in the table above.

Year	2021 Average	2022 Average	2023 Average	2024 Average	2025 Average
Non-CEO NEOs	See column (d) note	See column (d) note	See column (d) note	See column (d) note	See column (d) note
SCT Total Compensation ($)	2,482,800	4,286,027	3,793,208	4,331,256	3,605,088
Less: Stock and Option Award Values Reported in SCT for the Covered Year $)	(753,220)	(2,410,888)	(1,906,840)	(2,128,995)	(1,720,098)
Plus: Fair Value for Stock and Option Awards Granted in the Covered Year ($)	1,022,753	2,109,505	2,414,520	2,653,035	2,407,365
Change in Fair Value of Outstanding Unvested Stock and Option Awards from Prior Years ($)	1,511,873	1,481,643	3,362,068	4,549,633	3,254,633
Change in Fair Value of Stock and Option Awards from Prior Years that Vested in the Covered Year ($)	219,049	76,385	699,995	1,872,705	707,350
Less: Fair Value of Stock and Option Awards Forfeited during the Covered Year ($)	—	—	—	—	—
Less: Aggregate Change in Actuarial Present Value of Accumulated Benefit Under Pension Plans ($)	—	—	—	—	—
Plus: Aggregate Service Cost and Prior Service Cost for Pension Plans ($)	—	—	—	—	—
Compensation Actually Paid ($)	4,483,255	5,542,672	8,362,951	11,277,634	8,254,338

Equity Valuations: See method as described in Column (c) note.
Column (f). For the relevant fiscal year, represents the cumulative total shareholder return (TSR) of the Company for the measurement periods ending on December 27, 2025, December 28, 2024, December 30, 2023, December 31, 2022 and December 25, 2021, respectively.
Column (g). For the relevant fiscal year, represents the TSR of the Dow Jones U.S. Building Materials & Fixtures index ending on each of December 27, 2025, December 28, 2024, December 30, 2023, December 31, 2022 and December 25, 2021.
Column (h). Reflects "Net Income" in the Company's Consolidated Income Statements included in the Company's Annual Reports for the measurement periods ending on December 27, 2025, December 28, 2024, December 30, 2023, December 31, 2022 and December 25, 2021, respectively.
Column (i). The Company-selected measure is operating income.

Relationship between Pay and Performance

Below are graphs showing the relationship of "compensation actually paid" (CAP) to our CEO and other NEOs in year from 2021-2025 to (i) TSR of both the Company and the Dow Jones U.S. Building Materials & Fixtures index, (ii) the Company's net income, and (iii) the Company's operating income.

CEO CAP vs. TSR



AVERAGE NEO CAP vs. TSR



CEO CAP vs. Net Income



AVERAGE NEO CAP vs. Net Income



CEO CAP vs. Operating Income



AVERAGE NEO CAP vs. Operating Income



Pay Ratio

In 2025, the total compensation of Mr. Christopher, our Chief Executive Officer, was $27,562,773 as reported in the "Summary Compensation Table for 2025." Based on the methodology described below, we determined that the median employee in terms of total 2025 compensation of all of our employees (other than Mr. Christopher) received an estimated $45,602 in total compensation for 2025. Therefore, the estimated ratio of 2025 total compensation of Mr. Christopher to the median employee was 604:1. This ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. We believe the methodology, assumptions and estimates used in determining the ratio are reasonable given our specific employee population.

In general, we offer employees base salary, company retirement plan contributions, the opportunity to receive incentive awards for performance, and other benefits. In accordance with SEC rules, the median employee compensation provided above reflects company retirement plan contributions, incentive awards for 2025 performance and other benefits, but does not reflect benefits relating to group life or health plans generally available to all salaried employees.

To determine median employee compensation, we took the following steps:

- We identified our employee population as of December 27, 2025, which consisted of approximately 4,832 employees.
- For each employee (other than Mr. Christopher), we determined the sum of his or her base salary for 2025, and incentive awards for 2025. Comparing the sums, we identified an employee whose compensation best reflects the Company employees' median 2025 compensation, considering whether their compensation likely would reflect median employee compensation in future years.
- In accordance with SEC rules, we then determined that employee's 2025 total compensation was $45,602 using the approach required by the SEC when calculating our named executive officers' compensation, as reported in the Summary Compensation Table.

PRINCIPAL STOCKHOLDERS

As of March 12, 2026, the following parties were known by the Company to be the "beneficial owner" of more than five percent of the Common Stock:

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percent of Class[1]
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	10,537,046[2]	9.5%
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	9,785,641[3]	8.9%
First Trust Portfolios, L.P. 120 East Liberty Drive, Suite 400 Wheaton, IL 60187	7,085,950[4]	6.4%

(1) Based on 110,562,284 shares of Common Stock outstanding as of March 12, 2026.

(2) This information is based on a Schedule 13G/A filed by The Vanguard Group ("VGI") with the SEC on July 29, 2025. According to the Schedule 13G/A, VGI has sole dispositive power with respect to 10,378,276 of the shares shown. VGI also has shared voting power with respect to 41,622 of the shares shown, and shared dispositive power with respect to 158,770 of the shares shown.

(3) This information is based on a Schedule 13G/A filed by BlackRock, Inc. with the Securities and Exchange Commission ("SEC") on July 17, 2025. BlackRock filed this Schedule 13G/A on its own behalf and on behalf of certain of its subsidiaries. The Schedule 13G/A reported that BlackRock has sole voting and dispositive power with respect to 9,452,937 and 9,785,641, respectively, of the shares shown.

(4) The information is based on a Schedule 13G jointly filed by affiliates First Trust Portfolios, L.P and First Trust Advisors L.P., along with their general partner, The Charger Corporation, on January 10, 2024. The Schedule 13G reported that the reporting parties have shared voting and dispositive power with respect to 5,908,227 and 7,085,950 respectively, of the shares shown. The Schedule 13G also reported that First Trust Portfolios, L.P. acts as sponsor of certain unit investment trusts that hold shares of the Company, and that First Trust Advisors L.P. acts as the portfolio supervisor of those trusts. According to the Schedule 13G, none of the reporting parties has the power the vote the shares of the Company held by those unit investment trusts. Those shares are purportedly voted by the trustee of such trusts so as to ensure that the shares are ordinarily voted as closely as possible, in the same manner and in the same general proportion as are the shares held by other owners.

BENEFICIAL OWNERSHIP OF COMMON STOCK BY INSIDERS

The following table sets forth, as of the close of business on March 12, 2026, information about the approximately 2.3% of shares of Common Stock (calculated based on 110,562,284 shares outstanding) beneficially owned by each of the Company's current directors, nominees for director, executive officers and NEOs, as determined in accordance with Rule 13d-3 of the Exchange Act. The NEOs are those individuals set forth in the "Summary Compensation Table for 2025" included herein. Unless otherwise indicated, all directors, nominees for director, and NEOs have sole voting and investment power with respect to the shares of Common Stock reported. Other than with respect to our directors (whose biographical information is set forth under "Proposal 1: Election of Directors – Director Nominee Biographies"), the table and the accompanying footnotes set forth the foregoing persons' current positions with the Company, principal occupations and employment over the preceding five years, age and directorships held in certain other publicly-owned companies.

Principal Occupation, Employment, etc.	Common Stock Beneficially Owned as of March 12, 2026	Percent of Class
Chairman and Chief Executive Officer		
Gregory L. Christopher[1]	1,198,689	1.1%
Independent Directors		
Elizabeth Donovan[2]	58,863	*
William C. Drummond	17,263	*
Gary S. Gladstein[3]	362,003	*
Scott J. Goldman[4]	81,645	*
John B. Hansen[5]	113,664	*
Terry Hermanson	86,748	*
Charles P. Herzog, Jr.[6]	72,449	*
Section 16 Officers		
Jeffrey A. Martin	305,358	*
Executive Vice President, Chief Financial Officer and Treasurer since February 14, 2013; age 59[7]		
Christopher J. Miritello	131,018	*
Executive Vice President, General Counsel and Secretary since January 1, 2017; age 43[8]		
Steffen Sigloch	107,283	*
Strategic Advisor for Industry Relations since August 1, 2025; age 57[9]		
SECTION 16 OFFICERS AND DIRECTORS AS A GROUP	**2,534,983**	**2.3%****

* Less than 1%

** Includes 161,778 shares of Common Stock which are subject to currently exercisable stock options and 731,000 shares of non-vested restricted stock held by executive officers and directors of the Company. The non-vested restricted stock held by executive officers has the potential to vest at 200%.

(1) The number of shares of Common Stock beneficially owned by Mr. Christopher includes (i) 575,000 shares of non-vested restricted stock (which have the potential to vest at 200%), (ii) 134,392 shares owned by Mr. Christopher's spouse, (iii) 70,000 shares owned by a trust in which his spouse is beneficiary, (iv) 72,520 shares owned by a trust in which he is beneficiary and (v) 13,600 shares of Common Stock which are owned by Mr. Christopher's children.

(2) The number of shares of Common Stock beneficially owned by Ms. Donovan includes (i) 28,000 shares of Common Stock which are subject to currently exercisable stock options, and (ii) 4,000 shares of Common stock which are owned by Ms. Donovan's spouse.

(3) The number of shares of Common Stock beneficially owned by Mr. Gladstein includes (i) 49,778 shares of Common Stock which are subject to currently exercisable stock options, and (ii) 290,206 shares of Common Stock, which are owned by a trust of which he is beneficiary.

(4) The number of shares of Common Stock beneficially owned by Mr. Goldman includes (i) 40,000 shares of Common Stock which are subject to currently exercisable stock options.

(5) The number of shares of Common Stock beneficially owned by Mr. Hansen includes (i) 8,000 shares of Common Stock which are subject to currently exercisable stock options, and (ii) 15,000 shares of Common Stock owned by a trust where his spouse and children serve as beneficiaries.

(6) The number of shares of Common Stock beneficially owned by Mr. Herzog includes (i) 36,000 shares of Common Stock which are subject to currently exercisable stock options, (ii) 8,000 shares of Common Stock owned by a trust of which his children are beneficiaries, and (iii) 19,863 shares of Common Stock owned by a trust of which his spouse is beneficiary.

(7) Prior to his current position, Mr. Martin served (i) as Interim Chief Financial Officer of the Company from October 26, 2012 until February 14, 2013, (ii) as Vice President - Corporate Development of the Company from January 11, 2011 until October 26, 2012, (iii) as Vice President-Finance & Corporate Development from August 1, 2008 until January 11, 2011, and (iv) as Vice President-Operations, Standard Products Division prior to August 1, 2008. The number of shares of Common Stock beneficially owned by Mr. Martin includes 88,000 shares of non-vested restricted stock (which have the potential to vest at 200%).

(8) Prior to his current position, Mr. Miritello served as Deputy General Counsel of the Company from September 15, 2015 to December 31, 2016. Before that, he was associated with the New York office of Willkie Farr & Gallagher LLP. The number of shares of Common Stock owned by Mr. Miritello includes 27,500 shares of non-vested restricted stock (which have the potential to vest at 200%).

(9) Mr. Sigloch served as Chief Manufacturing Officer of the Company from May 4, 2017 to July 31, 2025, and in a variety of other roles with the Company dating back to July 1, 2011. He has served as Chairman of the Copper Development Association, Inc. and the International Wrought Copper Council. The number of shares of Common Stock beneficially owned by Mr. Sigloch includes 40,500 shares of non-vested restricted stock (which have the potential to vest at 200%).

— DELINQUENT SECTION 16(a) REPORTS

Based solely upon its review of Forms 3 and 4 received by it, and written representations from certain reporting persons about whether any Form 5 filings were required, the Company believes that during 2025, all filing requirements applicable to its officers, directors and ten percent stockholders were complied with except as follows:

- On July 23, 2025, Mr. Goldman made a gift of Common Stock that required a Form 4 report, but the Form 4 report was not timely filed. A Form 5 reflecting the gift was filed on January 20, 2026.

- On December 18, 22, 23 and 24, 2025, Mr. Hermanson made gifts of Common Stock that required Form 4 reports, but the Form 4 reports were not filed timely. A Form 5 reflecting the gifts was filed on January 28, 2026.

ADDITIONAL MATTERS

VOTING SECURITIES

At the close of business on the Record Date, there were 110,562,284 shares of Common Stock outstanding, which are the only shares entitled to be voted at the Annual Meeting. Each share of Common Stock is entitled to one vote. Only stockholders of record at the close of business on the Record Date will be entitled to notice of, and to vote at, the Annual Meeting. The Bylaws do not provide for cumulative voting for the election of directors.

On September 26, 2023, our Board of Directors authorized and approved a two-for-one stock split ("Stock Split") in the form of a stock dividend of one share of the Company's Common Stock for every one share of Common Stock issued and outstanding as of the close of business on October 6, 2023. The distributions of the aforementioned stock dividend (and/or cash in lieu of fractional shares) was effected on October 20, 2023. In connection with the Stock Split, and in accordance with the Company's outstanding stock option plans and agreements, the Company adjusted the shares subject to and the per share exercise price with respect to outstanding options. These adjustments resulted in the number of shares subject to each outstanding option and an adjustment to the option purchase price designed to maintain the option holders' intrinsic value following the Stock Split. References in this Proxy Statement to beneficial stock ownership or outstanding options for periods following October 20, 2023 reflect the equitable adjustments made to stock beneficially owned (including options outstanding) as of October 6, 2023. References in this Proxy Statement to stock or option awards issued prior to October 6, 2023 have also been equitably adjusted to reflect the Stock Split.

STOCKHOLDER NOMINATIONS FOR BOARD MEMBERSHIP AND OTHER PROPOSALS FOR THE 2027 ANNUAL MEETING

It is anticipated that the next Annual Meeting after the one scheduled for May 7, 2026 will be held on or about May 6, 2027. The Company's Bylaws require that, for nominations of directors or other business to be properly brought before an Annual Meeting, written notice of such nomination or proposal for other business must be furnished to the Company. Such notice must contain certain information concerning the nominating or proposing stockholder and information concerning the nominee and must be furnished by the stockholder (who must be entitled to vote at the meeting) to the Secretary of the Company, in the case of the Annual Meeting to be held in 2027, no earlier than December 8, 2026 and no later than January 7, 2027. Such notice must contain the information required by our Bylaws, including the information required by Rule 14a-19 of the Exchange Act in the case of a stockholder who intends to solicit proxies in support of director nominees other than the Company's nominees (unless such solicitation would not be subject to Rule 14a-19 under the Exchange Act). A copy of the applicable provisions of the Bylaws may be obtained by any stockholder, without charge, upon written request to the Secretary of the Company at the address set forth below.

In addition to the foregoing, and in accordance with the rules of the SEC, in order for a stockholder proposal, relating to a proper subject, to be considered for inclusion in the Company's proxy statement and form of proxy relating to the Annual Meeting to be held in 2027, such proposal must be received by the Secretary of the Company by November 26, 2026 in the form required under and subject to the other requirements of the applicable rules of the SEC. If the date of the Annual Meeting to be held in 2027 is changed to a date more than 30 days earlier or later than May 6, 2027, the Company will inform the stockholders in a timely fashion of such change and the date by which proposals of stockholders must be received for inclusion in the proxy materials. Any such proposal should be submitted by certified mail, return receipt requested, or other means, including electronic means, that allow the stockholder to prove the date of delivery.

If a stockholder intends to present a proposal at the 2027 Annual Meeting without any discussion of the proposal in our proxy statement, and the stockholder does not notify us of such proposal on or before February 9, 2027 as required by SEC Rule 14a-4(c)(1), then proxies received by us for the 2027 Annual Meeting will be voted by the persons named as such proxies in their discretion with respect to such proposal. Notice of any such proposal is to be sent to the address set forth below.

OTHER INFORMATION

If any matter not described herein should properly come before the Annual Meeting, the persons named in the proxy will vote the shares represented by them as they deem appropriate. At the date of this Proxy Statement, the Company knew of no other matters which might be presented for stockholder action at the Annual Meeting.

Consolidated financial statements for the Company are included in the Annual Report to Stockholders for the year ended December 27, 2025 that accompanies this Proxy Statement. These financial statements are also on file with the SEC, 100 F Street, N.E., Washington, D.C. 20549 and with the NYSE. The Company's SEC filings are also available at the Company's website at www.muellerindustries.com or the SEC's website at www.sec.gov.

A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K AS FILED FOR THE YEAR ENDED DECEMBER 27, 2025 (EXCLUDING EXHIBITS) OR, AS NOTED HEREIN, ANY OF THE COMPANY'S BOARD COMMITTEE CHARTERS, CORPORATE GOVERNANCE GUIDELINES, OR CODE OF ETHICS WILL BE FURNISHED, WITHOUT CHARGE, BY WRITING TO CHRISTOPHER J. MIRITELLO, CORPORATE SECRETARY, MUELLER INDUSTRIES, INC., AT THE COMPANY'S PRINCIPAL PLACE OF BUSINESS (150 SCHILLING BOULEVARD, SUITE 100, COLLIERVILLE, TENNESSEE 38017). UPON RECEIPT BY WRITING TO THE FOREGOING ADDRESS, THE COMPANY WILL ALSO FURNISH ANY OTHER EXHIBIT OF THE ANNUAL REPORT ON FORM 10-K UPON ADVANCE PAYMENT OF THE REASONABLE OUT-OF-POCKET EXPENSES OF THE COMPANY RELATED TO THE COMPANY'S FURNISHING OF SUCH EXHIBIT.

NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2026 ANNUAL MEETING TO BE HELD ON MAY 7, 2026

The Proxy Statement and Annual Report are available at: http://www.proxyvote.com

You will need the Control Number included on your proxy card. For the date, time, and location of the Annual General Meeting, please refer to "Solicitation of Proxies." For information on how to attend and vote in person at the Annual General Meeting, an identification of the matters to be voted upon at the Annual General Meeting and the Board's recommendations regarding those matters, please refer to "Solicitation of Proxies," "Election of Directors," "Appointment of Independent Registered Accounting Firm", and "Approval of the Compensation of the Company's Named Executive Officers."

HOUSEHOLDING OF ANNUAL MEETING MATERIALS

The SEC has enacted a rule that allows multiple investors residing at the same address the convenience of receiving a single copy of annual reports, proxy statements, prospectuses and other disclosure documents if they consent to do so. This is known as "Householding." Please note, if you do not respond, Householding will start 60 days after the mailing of this notice. We will allow Householding only upon certain conditions. Some of those conditions are:

- You agree to or do not object to the Householding of your materials,
- You have the same last name and exact address as another investor(s).

If these conditions are met, and SEC regulations allow, your household will receive a single copy of annual reports, proxy statements, prospectuses and other disclosure documents.

You may revoke a prior Householding consent at any time by contacting Broadridge, either by calling toll-free at (800) 542-1061, or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York, 11717. We will remove you from the Householding program within 30 days of receipt of your response, following which you will receive an individual copy of our disclosure document.

By order of the Board of Directors

Christopher J. Miritello
Corporate Secretary



FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 27, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 1-6770

MUELLER INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**25-0790410**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

150 Schilling Boulevard	**Suite 100**	
Collierville	**Tennessee**	**38017**
(Address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code: **(901) 753-3200**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.01 Par Value	MLI	New York Stock Exchange

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by a check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the Registrant's most recently completed second fiscal quarter was $8,641,564,012.

The number of shares of the Registrant's common stock outstanding as of February 18, 2026 was 110,964,294 excluding 49,401,714 treasury shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the following document are incorporated by reference into this Report: Registrant's Definitive Proxy Statement for the 2026 Annual Meeting of Stockholders, scheduled to be mailed on or about March 26, 2026 (Part III).

MUELLER INDUSTRIES, INC.

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As used in this report, the terms "we," "us," "our," "Company," "Mueller," and "Registrant" mean Mueller Industries, Inc. and its consolidated subsidiaries taken as a whole, unless the context indicates otherwise.

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TABLE OF CONTENTS

ITEM 1.   **BUSINESS**

Introduction

Mueller Industries, Inc. (the Company) is a leading manufacturer of copper, brass, and aluminum products. The range of products we manufacture is broad: copper tube and fittings; line sets; steel nipples; brass rod, bar, and shapes; aluminum and brass forgings; aluminum impact extrusions; refrigeration valves and fittings; compressed gas valves; pressure vessels; insulated flexible duct systems; and high-quality wire and cable solutions. We also resell brass and plastic plumbing valves, plastic fittings, malleable iron fittings, faucets, and plumbing specialty products. Our operations are located throughout the United States and in Canada, Mexico, Great Britain, South Korea, the Middle East, and China. The Company was incorporated in Delaware on October 3, 1990.

Each of our reportable segments is composed of certain operating segments that are aggregated primarily by the nature of products offered. These are the Piping Systems, Industrial Metals, and Climate segments.

Certain administrative expenses and expenses related primarily to retiree benefits at inactive operations are combined into the Corporate and Eliminations classification.

Financial information concerning segments and geographic information appears under "Note 3 – Segment Information" in the Notes to Consolidated Financial Statements, which is incorporated herein by reference.

New housing starts and commercial construction are important determinants of our sales to the heating, ventilation, and air-conditioning (HVAC), refrigeration, and plumbing markets because the principal end use of a significant portion of our products is in the construction of single and multi-family housing and commercial buildings. Repairs and remodeling projects are also important drivers of underlying demand for these products. In addition, our products are used in various transportation, automotive, and industrial applications.

Piping Systems Segment

The Piping Systems segment is composed of Domestic Piping Systems Group, Great Lakes Copper (Great Lakes), European Operations, Trading Group, Jungwoo Metal Ind. Co., LTD (Jungwoo-Mueller), and Mueller Middle East WLL (Mueller Middle East).

The Domestic Piping Systems Group manufactures and distributes copper tube, fittings, line sets, and pipe nipples, and resells steel pipe, brass and plastic plumbing valves, malleable iron fittings and faucets, and plumbing specialties. These products are manufactured in the U.S., sold in the U.S., and exported to markets worldwide. Our copper tube ranges in size from 1/8 inch to 8 1/8 inch diameter and is sold in various straight lengths and coils. We are a market leader in the plumbing, air-conditioning and refrigeration service tube markets and we also supply a variety of water tube in straight lengths and coils used for plumbing applications in virtually every type of construction project. Our copper fittings, line sets, and related components are produced for the plumbing and heating industry to be used in water distribution systems, heating systems, air-conditioning, and refrigeration applications, and drainage, waste, and vent systems.

Great Lakes manufactures copper tube and line sets in Canada and sells the products primarily in the U.S. and Canada. European Operations manufactures copper tube in the United Kingdom, which is sold throughout Europe. The Trading Group manufactures steel pipe nipples and resells brass and plastic plumbing valves, malleable iron fittings, faucets, and plumbing specialty products to plumbing wholesalers, distributors to the manufactured housing and recreational vehicle industries, and building materials retailers in North America. Jungwoo-Mueller, our South Korean joint venture, manufactures copper-based joining products that are sold worldwide. Mueller Middle East, our Bahraini joint venture, manufactures copper tube and serves markets in the Middle East and Northern Africa.

We acquired Elkhart Products Corporation on August 2, 2024, and increased our equity interest in Mueller Middle East to 55 percent on December 7, 2021. These acquisitions complement our existing businesses in the Piping Systems segment.

We disposed of Die-Mold on September 2, 2021 and Heatlink Group on July 3, 2023 in a contribution agreement with a limited liability company operating in the retail distribution business. Die-Mold manufactured PEX and other plumbing-related fittings

and plastic injection tooling in Canada and sold these products in Canada and the U.S. Heatlink Group manufactured a complete line of products for PEX plumbing and radiant systems in Canada and sold these products in Canada and the U.S.

The segment sells products to wholesalers in the plumbing and refrigeration markets, distributors to the manufactured housing and recreational vehicle industries, building material retailers, and air-conditioning original equipment manufacturers (OEMs). It markets primarily through its own sales and distribution organization, which maintains sales offices and distribution centers throughout the United States and in Canada, Mexico, Great Britain, South Korea, and the Middle East. Additionally, products are sold and marketed through a complement of agents, which, when combined with our sales organization, provide the Company broad geographic market representation.

The total amount of order backlog for the Piping Systems segment as of December 27, 2025 was not significant.

We compete with various companies, depending on the product line. In the U.S. copper tube business, domestic competition includes Cerro Flow Products LLC, and Cambridge-Lee Industries LLC (a subsidiary of Industrias Unidas S.A. de C.V.), as well as many actual and potential foreign competitors. In the European copper tube business, we compete with several European-based manufacturers of copper tube as well as other foreign-based manufacturers. In the Canadian copper tube business, our competitors include foreign-based manufacturers. In the copper fittings market, our domestic competitors include NIBCO, Inc. We also compete with several foreign manufacturers. Additionally, our copper tube and fittings businesses compete with a large number of manufacturers of substitute products made from other metals and plastic.

Industrial Metals Segment

The Industrial Metals segment is composed of Brass Rod, Impacts & Micro Gauge, Brass Value-Added Products, Precision Tube, and Nehring Electrical Works Company (Nehring).

Brass Rod manufactures a broad range of brass rod and shapes in a variety of standard and lead-free alloys sold primarily to OEMs in the industrial, HVAC, plumbing, and refrigeration industries. We extrude brass, bronze, and copper alloy rod in sizes ranging from 3/8 inches to 4 inches in diameter. These alloys are used in applications that require a high degree of machinability, wear and corrosion resistance, as well as electrical conductivity.

Impacts & Micro Gauge manufactures cold-form aluminum and copper products for automotive, industrial, and recreational components, as well as high-volume machining of aluminum, steel, brass, and cast iron impacts and castings for automotive applications. It sells its products primarily to OEMs in the U.S., serving the automotive, military ordnance, aerospace, and general manufacturing industries. Typical applications for impacts are high strength ordnance, high-conductivity electrical components, builders' hardware, hydraulic systems, automotive parts, and other uses where toughness must be combined with varying complexities of design and finish.

Brass Value-Added Products manufactures brass and aluminum forgings; brass, aluminum, and stainless steel valves; fluid control solutions; and gas train assembles. Our forgings are used in a wide variety of products, including automotive components, brass fittings, industrial machinery, valve bodies, gear blanks, and computer hardware. Our valves, fluid control systems, and gas train assemblies are used in the compressed gas, pharmaceutical, construction, and gas appliance markets.

Precision Tube manufactures specialty copper, copper alloy, and aluminum tube.

Nehring manufactures and markets wire and cable products to the utility, municipal, telecommunication, electrical distribution, and OEM markets in the U.S. It offers bare and insulated copper and aluminum wire, aluminum-clad steel, copper-clad steel, building wire, underground power cable, ground rod, and medium voltage cable products.

We acquired Nehring on May 28, 2024. This business provides the Company a substantial platform for expansion in the energy infrastructure space and is reported in the Industrial Metals segment. We disposed of our Copper Bar business on October 25, 2021.

The segment sells its products primarily to domestic OEMs in the industrial, construction, HVAC, plumbing, refrigeration, utility, telecommunication, and electrical distribution markets.

Competitors, primarily in the brass rod market, include Wieland Chase, LLC, a subsidiary of Wieland-Werke AG, and several foreign manufacturers. Our wire and cable business competitors include Prysmian S.p.A. and Southwire Company, LLC.

Climate Segment

The Climate segment is composed of Refrigeration Products, Westermeyer Industries, Inc. (Westermeyer), Turbotec Products, Inc. (Turbotec), Flex Duct, and Linesets, Inc.

Refrigeration Products designs and manufactures valves, protection devices, and brass fittings for various OEMs in the commercial HVAC and refrigeration markets. Westermeyer designs, manufactures, and distributes high-pressure components and accessories for the air-conditioning and refrigeration markets. Turbotec manufactures coaxial heat exchangers and twisted tubes for the HVAC, geothermal, refrigeration, swimming pool heat pump, marine, ice machine, commercial boiler, and heat reclamation markets. Flex Duct, which consists of ATCO Rubber Products, Inc. (ATCO) and H&C Flex, manufactures and distributes insulated HVAC flexible duct systems.

We acquired H&C Flex on January 29, 2021. This acquisition complements our existing businesses in the Climate segment.

We disposed of Fabricated Tube Products and Shoals on July 28, 2021. Fabricated Tube Products manufactured tubular assemblies and fabrications for OEMs in the HVAC and refrigeration markets; Shoals manufactured brazed manifolds, headers, and distributor assemblies.

The segment sells predominantly to wholesalers and OEMs in the HVAC and refrigeration markets in the U.S. The total amount of order backlog for the Climate segment as of December 27, 2025 was not significant.

Human Capital Resources

As of December 27, 2025, the Company employed approximately 4,832 employees, of which approximately 1,820 were represented by various unions. Those union contracts will expire as follows:

Location	Expiration Date
Port Huron, Michigan (Local 218 IAM)	May 3, 2026
Wynne, Arkansas (MCTP)	November 30, 2029
Port Huron, Michigan (Local 44 UAW)	May 4, 2028
Wynne, Arkansas (B&K LLC)	August 5, 2029
Fulton, Mississippi	October 2, 2028
University Park, Illinois	May 31, 2028
Woodbridge, New Jersey	April 30, 2026
DeKalb, Illinois	June 5, 2027

The union agreements at the Company's U.K. and Mexico operations are renewed annually. The Company expects to renew its union contracts without material disruption to its operations. We consider our relationship with our employees to be good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing, and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain, and motivate selected employees and directors through the granting of stock-based compensation awards. The health and safety of our employees is our high priority.

Furthermore, we expect that our employees and members of our Board of Directors will conduct themselves ethically and properly as a matter of course and comply with the guidelines set forth on our Code of Business Conduct and Ethics.

Raw Material and Energy Availability

A substantial portion of our base metal requirements (primarily copper) is normally obtained through short-term supply contracts with competitive pricing provisions (for cathode) and the open market (for scrap). Other raw materials used in the production of brass, including brass scrap, zinc, tin, and lead are obtained from zinc and lead producers, open-market dealers, and customers with brass process scrap. Raw materials used in the fabrication of aluminum are purchased in the open market from major producers.

Adequate supplies of raw material have historically been available to us from primary producers, metal brokers, and scrap dealers. Sufficient energy in the form of natural gas, fuel oils, and electricity is available to operate our production

facilities. While temporary shortages of raw material and fuels may occur occasionally, to date they have not materially hampered our operations.

Our copper tube facilities can accommodate both refined copper and certain grades of copper scrap as the primary feedstock. The Company has commitments from refined copper producers for a portion of its metal requirements for 2026. Adequate quantities of copper are currently available. While we will continue to react to market developments, resulting pricing volatility or supply disruptions, if any, could nonetheless adversely affect the Company.

Environmental Proceedings

Compliance with environmental laws and regulations is a matter of high priority for the Company. Mueller's provision for environmental matters related to all properties was $2.0 million for 2025, $1.8 million for 2024, and $0.7 million for 2023. The reserve for environmental matters was $18.9 million at December 27, 2025 and $18.4 million at December 28, 2024. Environmental expenses related to non-operating properties are presented below operating income in the Consolidated Statements of Income, and costs related to operating properties are included in cost of goods sold. We currently anticipate that we will need to make expenditures of approximately $5.2 million for compliance activities related to existing environmental matters during the next three fiscal years.

For a description of material pending environmental proceedings, see "Note 15 – Commitments and Contingencies" in the Notes to Consolidated Financial Statements, which is incorporated herein by reference.

Other Business Factors

Our business is not materially dependent on patents, trademarks, licenses, franchises, or concessions held. In addition, expenditures for Company-sponsored research and development activities were not material during 2025, 2024, or 2023. No material portion of our business involves governmental contracts.

Seasonality

Our net sales typically moderate in the fourth quarter as a result of the seasonal construction markets and customer shutdowns for holidays, year-end plant maintenance, and physical inventory counts. Also, our working capital typically increases in the first quarter in preparation for the construction season.

SEC Filings

We make available through our internet website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (SEC). To retrieve any of this information, you may access our internet home page at www.muellerindustries.com, select Investors, and then select SEC Filings.

ITEM 1A.   RISK FACTORS

The Company is exposed to risk as it operates its businesses. To provide a framework to understand our operating environment, we are providing a brief explanation of the more significant risks associated with our businesses. Although we have tried to identify and discuss key risk factors, others could emerge in the future. These risk factors should be considered carefully when evaluating the Company and its businesses.

Risks Related to the Economy and Other External Factors

Increases in costs and the availability of energy and raw materials used in our products could impact our cost of goods sold and our distribution expenses, which could have a material adverse impact on our operating margins.

Both the costs of raw materials used in our manufactured products (copper, brass, zinc, and aluminum) and energy costs (electricity, natural gas and fuel) have been volatile during the last several years, which has resulted in changes in production and distribution costs. Fluctuations in commodities prices are caused by varied and complex factors beyond our control, including global supply and demand impacted by industry production and inventory levels; global economic and political conditions; national and international regulatory, trade and/or tax policies, including tariffs and other controls or restrictions on

imports and exports; current inflation rates and expectations regarding future inflation rates; and the strength of the U.S. dollar compared to foreign currencies. For example, tariffs may impact the total cost of our products and the components and raw materials that go into manufacturing them and could adversely impact the gross margin the Company earns on its products. Fuel and utility costs also have been, and will continue to be, affected by factors outside our control, such as supply and demand for fuel and utility services in both local and regional markets, including increased demand resulting from data center development.

While we typically attempt to pass costs through to our customers or to modify or adapt our activities to mitigate the impact of increases, we may not be able to do so successfully. The Company is prepared to proactively work with its supply chain to mitigate the cost impact and pass increases in costs to its customers, to the extent possible, when they occur, but failure to fully pass increases to our customers or to modify or adapt our activities to mitigate the impact could have a material adverse impact on our operating margins. Additionally, if we are for any reason unable to obtain raw materials or energy, our ability to manufacture our products would be impacted, which could have a material adverse impact on our operating margins.

Enhanced U.S. tariffs, import/export restrictions or other trade barriers may have a negative effect on global economic conditions, financial markets and our business.

There is currently significant uncertainty about the future relationship between the U.S. and various other countries with respect to trade policies, treaties, tariffs and taxes. Current or future tariffs imposed by the U.S. may negatively impact our customers' businesses, thereby causing an indirect negative impact on our sales. For example, during 2025, the U.S. presidential administration threatened or imposed tariffs on imports from various countries, including China, Mexico, and Canada. In response, some of these countries threatened or announced tariffs on imports from the U.S. Further, on February 20, 2026, the United States Supreme Court issued a ruling striking down certain tariffs previously imposed under the International Emergency Economic Powers Act (IEEPA). Following the Supreme Court's decision, the U.S. presidential administration announced its intention to invoke other laws to collect tariffs and announced new tariffs on imports from all countries, in addition to any existing non-IEEPA tariffs. There remains substantial uncertainty regarding the duration of existing and newly announced tariffs, potential changes or pauses to such tariffs, tariff levels, and whether further additional tariffs or other retaliatory actions may be imposed, modified, or suspended, and the impacts of such actions on our business. The extent to which these threats will be enacted and the duration for which enacted tariffs will be in place remain uncertain and could lead to economic decline, which could negatively impact demand for our products and adversely affect our results of operations.

Economic conditions in the housing and commercial construction industries, as well as inflation and changes in interest rates, could have a material adverse impact on our business, financial condition, and results of operations.

Our business is sensitive to changes in general economic conditions, particularly in the housing and commercial construction industries. Prices for our products are affected by overall supply and demand in the market for our products and for our competitors' products. In particular, market prices of building products historically have been volatile and cyclical, and we may be unable to control the timing and extent of pricing changes for our products. Prolonged periods of weak demand or excess supply in any of our businesses could negatively affect our revenues and margins and could result in a material adverse impact on our business, financial condition, and results of operations.

The markets that we serve, including, in particular, the housing and commercial construction industries, are significantly affected by movements in interest rates and the availability of credit. Significantly higher interest rates could have a material adverse effect on our business, financial condition, and results of operations.

Our businesses are also affected by a variety of other factors beyond our control, including, but not limited to, employment levels, foreign currency exchange rates, consumer confidence, the imposition of tariffs that make it more costly to source raw materials, and unforeseen inflationary pressures. In the last year, inflationary pressures have increased. Although we generally attempt to pass along higher raw material costs to our customers in the form of price increases, there can be a delay between an increase in our raw material costs and our ability to raise the prices of our products and new and changing laws or tariffs, regulations, executive orders, and enforcement priorities may impact customer budgets and create uncertainty about how such laws and regulations will be interpreted and applied, which may impact customer demand. Additionally, we may not be able to increase the prices of our products due to other factors including competitive pricing pressure. If the Company is unable to offset significant cost increases through customer price increases, productivity improvements, cost reduction or other programs, Mueller's business, operating results or financial condition could be materially adversely affected.

Since we operate in a variety of geographic areas, our businesses are subject to the economic conditions in each such area. General economic downturns or localized downturns in the regions where we have operations could have a material adverse effect on our business, financial condition, and results of operations. Additionally, the impact of economic conditions on the

operations or liquidity of any party with which we conduct our business, including our suppliers and customers, may adversely impact our business.

Our exposure to exchange rate fluctuations on cross border transactions and the translation of local currency results into U.S. dollars could have an adverse impact on our results of operations or financial position.

We conduct our business through subsidiaries in several different countries and export our products to many countries. Fluctuations in currency exchange rates could have a significant impact on the competitiveness of our products as well as the reported results of our operations, which are presented in U.S. dollars. A portion of our products are manufactured in or acquired from suppliers located in lower cost regions. Cross border transactions, both with external parties and intercompany relationships, result in increased exposure to foreign exchange fluctuations. While the U.S. dollar has weakened in recent months, any future strengthening of the U.S. dollar could expose our U.S. based businesses to competitive threats from lower cost producers in other countries such as China. Lastly, our sales are translated into U.S. dollars for reporting purposes. The strengthening of the U.S. dollar could result in unfavorable translation effects when the results of foreign operations are translated into U.S. dollars. Accordingly, significant changes in exchange rates, particularly the British pound sterling, Mexican peso, Canadian dollar, and the South Korean won, could have an adverse impact on our results of operations or financial position.

Market and Competition Risks

Competitive conditions, including the impact of imports and substitute products and technologies, could have a material adverse effect on the demand for our products as well as our margins and profitability.

The markets we serve are competitive across all product lines. Some consolidation of customers has occurred and may continue, which could shift buying power to customers. In some cases, customers have moved production to low-cost countries such as China, or sourced components from there, which has reduced demand in North America for some of the products we manufacture. These conditions could have a material adverse impact on our ability to maintain margins and profitability. The potential threat of imports and substitute products is based upon many factors, including raw material prices, distribution costs, foreign exchange rates, production costs, and the development of emerging technologies and applications. The end use of alternative import and/or substitute products could have a material adverse effect on our business, financial condition, and results of operations. Likewise, the development of new technologies and applications could result in lower demand for our products and have a material adverse effect on our business.

Litigation and Regulatory Risks

We are subject to claims, litigation, and regulatory proceedings that could have a material adverse effect on us.

We are, from time-to-time, involved in various claims, litigation matters, and regulatory proceedings. These matters may include contract disputes, personal injury claims, environmental claims and administrative actions, Occupational Safety and Health Administration inspections or proceedings, other tort claims, employment and tax matters and other litigation including class actions that arise in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and there can be no assurance as to the ultimate outcome of any litigation or regulatory proceeding. Litigation and regulatory proceedings may have a material adverse effect on us because of potential adverse outcomes, defense costs, the diversion of our management's resources, availability of insurance coverage and other factors.

We are subject to environmental, health, and safety laws and regulations and future compliance may have a material adverse effect on our results of operations, financial position, or cash flows.

The nature of our operations exposes us to the risk of liabilities and claims with respect to environmental, health, and safety matters. While we have established accruals intended to cover the cost of environmental remediation at contaminated sites, the actual cost is difficult to determine and may exceed our estimated reserves. Further, changes to, or more rigorous enforcement or stringent interpretation of environmental or health and safety laws could require significant incremental costs to maintain compliance. Recent and pending climate change regulation and initiatives on the state, regional, federal, and international levels may require certain of our facilities to reduce GHG emissions. While not reasonably estimable at this time, this could require capital expenditures for environmental control facilities and/or the purchase of GHG emissions credits in the coming years. In addition, with respect to environmental matters, future claims may be asserted against us for, among other things, past acts or omissions at locations operated by predecessor entities, or alleging damage or injury or seeking other relief in

connection with environmental matters associated with our operations. Future liabilities, claims, and compliance costs may have a material adverse effect on us because of potential adverse outcomes, defense costs, diversion of our resources, availability of insurance coverage, and other factors. The overall impact of these requirements on our operations could increase our costs and diminish our ability to compete with products that are produced in countries without such rigorous standards; the long run impact could negatively impact our results and have a material adverse effect on our business.

Operational Risks

A strike, other work stoppage or business interruption, or our inability to renew collective bargaining agreements on favorable terms, could impact our cost structure and our ability to operate our facilities and produce our products, which could have an adverse effect on our results of operations.

We have a number of employees who are covered by collective bargaining or similar agreements. If we are unable to negotiate acceptable new agreements with the unions representing our employees upon expiration of existing contracts, we could experience strikes or other work stoppages. Strikes or other work stoppages could cause a significant disruption of operations at our facilities, which could have an adverse impact on us. New or renewal agreements with unions representing our employees could call for higher wages or benefits paid to union members, which would increase our operating costs and could adversely affect our profitability. Higher costs and/or limitations on our ability to operate our facilities and manufacture our products resulting from increased labor costs, strikes or other work stoppages could have a material adverse effect on our results of operations.

In addition, unexpected interruptions in our operations or those of our customers or suppliers due to such causes as weather-related events or acts of God, such as earthquakes, could have an adverse effect on our results of operations. For example, the Environmental Protection Agency has found that global climate change would be expected to increase the severity and possibly the frequency of severe weather patterns such as hurricanes. Although the financial impact of such future events is not reasonably estimable at this time, should they occur, our operations in certain coastal and flood-prone areas or operations of our customers and suppliers could be adversely affected.

If we do not successfully execute or effectively operate, integrate, leverage and grow acquired businesses, our financial results may suffer.

Our strategy for long-term growth, productivity and profitability depends in part on our ability to make prudent strategic acquisitions and to realize the benefits we expect when we make those acquisitions. In furtherance of this strategy, over the past several years, we have acquired businesses in Europe, Canada, South Korea, the Middle East, and the United States.

While we currently anticipate that our past and future acquisitions will enhance our value proposition to customers and improve our long-term profitability, there can be no assurance that we will realize our expectations within the time frame we have established, if at all, or that we can continue to support the value we allocate to these acquired businesses, including their goodwill or other intangible assets.

We may be subject to risks relating to our information technology systems.

We rely on information technology systems to process, transmit and store electronic information and manage and operate our business. The incidence of cyber attacks, computer hacking, computer viruses, worms, and other disruptive software, denial of service attacks, and other malicious cyber activities are on the rise worldwide. A breach of our information technology systems or those of our commercial partners could expose us, our customers, our suppliers, and our employees to risks of misuse or improper disclosure of data, business information (including intellectual property) and other confidential information. We operate globally, and the legal rules governing data storage and transfers are often complex, unclear, and changing. A breach could also result in manipulation and destruction of data, production downtimes and operations disruptions. Any such breaches or events could expose us to legal liability and adversely affect our reputation, competitive position, business or results of operations.

General Risk Factors

The unplanned departure of key personnel could disrupt our business.

We depend on the continued efforts of our senior management. The unplanned loss of key personnel, or the inability to hire and retain qualified executives, could negatively impact our ability to manage our business.

ITEM 1B.   **UNRESOLVED STAFF COMMENTS**

None.

ITEM 1C.   **CYBERSECURITY**

Risk Management and Strategy

Our business operations depend on the availability, integrity and secure processing, storage, and transmission of confidential and sensitive information, digitally and through interconnected systems, including those of our vendors, service providers and other third parties on which we rely. Consequently, we maintain a formal data protection program, including physical, technical and administrative safeguards, to prevent and mitigate the risks posed by cybersecurity threats and incidents and to identify, analyze, address, mitigate and remediate those incidents that do occur. As part of our program:

- we regularly review and update at least annually our standard policies and procedures related to information technology and analyze those policies against the standards and controls that we believe are most relevant to our Company set by organizations such as the National Institute of Standards and Technology (NIST) cybersecurity framework and the International Organization for Standardization (ISO);
- we maintain a dedicated cybersecurity team under the direction of our Chief Information Officer (CIO), who has expertise related to data and network security, data governance and risk management;
- we regularly test our internal IT controls;
- we regularly conduct internal vulnerability assessments as well as third-party penetration tests;
- we maintain, and we require our third-party service providers to maintain, security controls designed to ensure the confidentiality, integrity, and availability of our information systems and the confidential and sensitive information we maintain and process, or which is processed on our behalf;
- all employees are required to complete periodic trainings that cover security and privacy best practices and company policies; and
- we have prepared and regularly review and test our business continuity, disaster recovery and other back-up plans, including as they relate to cybersecurity incidents.

In connection with the design, implementation and testing of our cybersecurity program, we also work, as appropriate, with our accountants, independent assessors, legal counsel and other consultants.

We have an incident reporting and escalation process that we believe to be effective in detecting and analyzing cyber incidents as they occur to determine appropriate response action and reporting, including the materiality of any such incidents to our financial condition and operations. This process includes:

- continual monitoring of our systems and logs by both internal and outsourced staff;
- immediate escalation to and review by our CIO of certain signals, including evidence of external threat actors, ransomware attacks, data exfiltration, identity compromise or unusual requests from management or certain departments;
- if deemed appropriate, reporting by our CIO to the Company's senior leadership, which based on the circumstances, may include executive officers and representatives of our accounting, human resources, finance, information technology and legal functions, and consultation with internal and external legal counsel, for further review and determination of the scope and materiality of the incident or incidents, including whether public disclosure is appropriate or required; and
- informing our Board of Directors (the "Board") of significant or material cybersecurity incidents, as appropriate.

While we, our customers and our vendors are regularly exposed to malicious technology-related events and threats, none of these threats or incidents, either individually or in the aggregate of related occurrences, have materially affected the Company in the period covered by this report. In determining materiality, cybersecurity incidents are reviewed not only for potential financial impacts, which could include potential legal and regulatory penalties, stolen assets or funds, system damage, forensic and remediation costs, lost customer revenue or litigation costs, but also the breadth and sensitivity of data exposure, data exfiltration, impacts on the ability to operate our business or provide our services, customer dissatisfaction, and loss of investor confidence.

Governance

Our Board actively oversees our risk management activities both directly and through its committees and considers various risk topics throughout the year, including cybersecurity and information security risk management and controls. As part of its oversight function, the Audit Committee of the Board oversees the Company's risk assessment and risk management policies, including related to cybersecurity and the data protection program, and performs an annual review and assessment of the primary operational and regulatory risks facing the Company, their relative magnitude and management's plan for mitigating these risks. At least annually, our CIO reports to the Audit Committee with a comprehensive report addressing a broad range of topics, including significant cybersecurity incidents that have occurred since the last update, the status of projects and initiatives to update our cybersecurity policies and practices, and ongoing efforts to prevent, detect, and respond to internal and external critical threats.

Our senior management is responsible for assessing and managing the Company's various exposures to risk, including those related to cybersecurity, on a day-to-day basis, including the identification of risks through a robust enterprise risk management framework and the creation of appropriate risk management programs and policies to address such risks. Our CIO has primary responsibility for managing our cybersecurity program and efforts. Our internal audit team is responsible for the testing and audit of our information-technology internal controls.

We believe our information technology team to be well-qualified in this area. These qualifications include professional experience in the field and recent participation in IT and cybersecurity programs organized by leading institutions with expertise in the field.

ITEM 2. PROPERTIES

Information pertaining to our major operating facilities is included below. Except as noted, we own all of the principal properties. Our plants are in satisfactory condition and are suitable for the purpose for which they were designed and are now being used.

Location of Facility	Building Space (Sq. Ft.)	Primary Use	Owned or Leased
Piping Systems Segment			
Fulton, MS	778,065	Manufacturing, Packaging, & Distribution	Owned
Bilston, England, United Kingdom	402,500	Manufacturing	Owned
Wynne, AR	400,000	Manufacturing & Distribution	Owned
Yangju City, Gyeonggi Province, South Korea	343,909	Manufacturing	Owned
Woodbridge, NJ	247,000	Distribution	Leased
London, Ontario, Canada	200,400	Manufacturing	Owned
Al Hidd, Kingdom of Bahrain	183,524	Manufacturing & Distribution	Owned
Wynne, AR	180,000	Distribution	Owned
Covington, TN	159,500	Manufacturing	Owned
Monterrey, Mexico	152,000	Manufacturing & Distribution	Leased
Monterrey, Mexico	132,000	Manufacturing	Leased
Fayetteville, AR	110,000	Manufacturing	Owned
Ennis, TX	109,700	Distribution	Leased
University Park, IL	90,900	Distribution	Leased
Ansonia, CT	89,396	Manufacturing & Distribution	Owned
Kansas City, MO	85,000	Distribution	Leased
St. Thomas, Ontario, Canada	73,124	Distribution	Leased
Shelby, OH	61,750	Distribution	Leased
Ontario, CA	54,209	Distribution	Leased
Jacksonville, FL	48,000	Distribution	Leased

Location of Facility	Building Space (Sq. Ft.)	Primary Use	Owned or Leased
Industrial Metals Segment			
DeKalb, IL	593,000	Manufacturing & Distribution	Owned
Port Huron, MI	450,000	Manufacturing	Owned
New Market, VA	413,120	Manufacturing & Distribution	Owned
Belding, MI	293,068	Manufacturing	Owned
Brooklyn, OH	163,200	Manufacturing	Leased
Marysville, MI	81,500	Manufacturing	Owned
Brighton, MI	65,000	Machining	Leased
DeKalb, IL	18,000	Manufacturing & Distribution	Leased
Climate Segment			
Plainville, GA	313,835	Manufacturing & Distribution	Owned
Fort Worth, TX	266,485	Manufacturing	Owned
Phoenix, AZ	250,250	Manufacturing & Distribution	Owned
Olive Branch, MS	205,264	Manufacturing & Distribution	Owned
Tampa, FL	202,614	Manufacturing & Distribution	Owned
Crawsfordville, IN	153,600	Manufacturing & Distribution	Owned
Fort Worth, TX	153,374	Manufacturing	Owned
Bluffs, IL	150,000	Manufacturing	Owned
Vineland, NJ	136,000	Manufacturing & Distribution	Owned
Sanger, CA	127,390	Manufacturing & Distribution	Leased
Sacramento, CA	121,240	Manufacturing & Distribution	Owned
Fort Worth, TX	103,125	Manufacturing & Distribution	Owned
Hickory, NC	100,000	Manufacturing	Owned
Hartsville, TN	92,000	Manufacturing	Owned
Houston, TX	72,000	Manufacturing & Distribution	Owned
Guadalupe, Mexico	67,411	Manufacturing & Distribution	Leased
Baltimore, MD	62,500	Manufacturing & Distribution	Owned
Hartsville, TN	51,500	Distribution	Leased
Lawrenceville, GA	42,000	Manufacturing	Leased
Xinbei District, Changzhou, China	33,940	Manufacturing	Leased
Hartsville, TN	4,000	Distribution	Leased

ITEM 3.   LEGAL PROCEEDINGS

The Company is involved in certain litigation as a result of claims that arose in the ordinary course of business. Additionally, we may realize the benefit of certain legal claims and litigation in the future; these gain contingencies are not recognized in the Consolidated Financial Statements.

For a description of material pending legal proceedings, see "Note 15 – Commitments and Contingencies" in the Notes to Consolidated Financial Statements, which is incorporated herein by reference.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5.   **MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

Our common stock is listed on the New York Stock Exchange (NYSE) under the symbol "MLI." As of February 18, 2026, the number of holders of record of Mueller's common stock was 492.

During fiscal year 2024, we paid a quarterly cash dividend of $0.20 per share of common stock. During fiscal year 2025, we paid a quarterly cash dividend of $0.25 per share of common stock.

Payment of dividends in the future is dependent upon the Company's financial condition, cash flows, capital requirements, earnings, and other factors.

See "Part III, Item 12, Equity Compensation Plan Information" for information regarding securities authorized for issuance under the Company's equity compensation plans.

Issuer Purchases of Equity Securities

The Company's Board of Directors has extended, until July 2026, the authorization to repurchase up to 40 million shares of the Company's common stock through open market transactions or through privately negotiated transactions. The Company may cancel, suspend, or extend the time period for the purchase of shares at any time. Any repurchases will be funded primarily through existing cash and cash from operations. The Company may hold any shares repurchased in treasury or use a portion of the repurchased shares for its stock-based compensation plans, as well as for other corporate purposes. From its initial authorization in 1999 through December 27, 2025, the Company has repurchased approximately 19.0 million shares under this authorization. Below is a summary of the Company's stock repurchases for the quarter ended December 27, 2025.

	(a) Total Number of Shares Purchased [1]	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs [2]
September 28, 2025 – October 25, 2025	—	$ —	—	21,030,195
October 26, 2025 – November 22, 2025	566	106.92	—	21,030,195
November 23, 2025 – December 27, 2025	765	17.23	—	21,030,195
Total	1,331		—	

[1] *Includes shares tendered to the Company by holders of stock-based awards in payment of the purchase price and/or withholding taxes upon exercise and/or vesting. Also includes shares resulting from restricted stock forfeitures at the average cost of treasury stock.*

[2] *Shares available to be purchased under the Company's 40 million share repurchase authorization until July 2026. The extension of the authorization was announced on October 23, 2024.*

Company Stock Performance

The following graph compares total stockholder return since December 26, 2020 to the Dow Jones U.S. Total Return Index (Total Return Index) and the Dow Jones U.S. Building Materials & Fixtures Index (Building Materials Index). Total return values for the Total Return Index, the Building Materials Index and the Company were calculated based on cumulative total return values assuming reinvestment of regular quarterly dividends paid by the Company.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Mueller Industries, Inc., the Dow Jones US Total Return Index and the Dow Jones US Building Materials & Fixtures Index

*$100 invested on 12/26/20 in stock or index, including reinvestment of dividends.
Indexes calculated on month-end basis.

	2020	2021	2022	2023	2024	2025
Mueller Industries, Inc.	100.00	169.46	173.69	281.97	484.47	723.74
Dow Jones U.S. Total Return Index	100.00	126.50	101.96	129.00	160.54	188.41
Dow Jones U.S. Building Materials & Fixtures Index	100.00	149.69	108.67	152.55	181.25	192.89

ITEM 6.   **RESERVED**

ITEM 7.   **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

Management's discussion and analysis of financial condition and results of operations is contained under the caption "Financial Review" submitted as a separate section of this Annual Report on Form 10-K commencing on page F-2.

ITEM 7A.   **QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK**

Quantitative and qualitative disclosures about market risk are contained under the caption "Financial Review" submitted as a separate section of this Annual Report on Form 10-K commencing on page F-2.

ITEM 8.   **FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

Financial Statements required by this item are contained in a separate section of this Annual Report on Form 10-K commencing on page F-15.

ITEM 9.   **CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures designed to ensure information required to be disclosed in Company reports filed under the Securities Exchange Act of 1934, as amended (the Exchange Act), is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in Company reports filed under the Exchange Act is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Exchange Act as of December 27, 2025. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective as of December 27, 2025 to ensure that information required to be disclosed in Company reports filed under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and (ii) accumulated and communicated to management, including the Company's principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Pursuant to the rules and regulations of the SEC, internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers, and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of the Company's management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements. Due to inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Further, because of changes in conditions, effectiveness of internal control over financial reporting may vary over time.

As required by Rule 13a-15(c) under the Exchange Act, the Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's internal control over financial reporting as of December 27, 2025 based on the control criteria established in a report entitled *Internal Control—Integrated Framework*, (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such evaluation, management has concluded that our internal control over financial reporting was effective as of December 27, 2025.

Ernst & Young LLP, the independent registered public accounting firm that audited the Company's financial statements included in this Annual Report on Form 10-K, has issued an attestation report on the Company's internal control over financial reporting, which is included herein.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the Company's fiscal quarter ended December 27, 2025, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Mueller Industries, Inc.

Opinion on Internal Control over Financial Reporting

We have audited Mueller Industries, Inc.'s internal control over financial reporting as of December 27, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Mueller Industries, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 27, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 27, 2025 and December 28, 2024, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 27, 2025, and the related notes and financial statement schedule listed in the Index at Item 15(a) and our report dated February 25, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ernst & Young LLP

Memphis, Tennessee
February 25, 2026

ITEM 9B.   **OTHER INFORMATION**

During the quarter ended December 27, 2025, no director or officer (as defined in Rule 16a-1(f) under the Exchange Act) of the Company adopted or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (in each case, as defined in Item 408(a) of Regulation S-K).

ITEM 9C.   **DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS**

Not applicable.

<center>**PART III**</center>

ITEM 10.   **DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE**

The information required by Item 10 is contained under the captions "Beneficial Ownership of Common Stock by Insiders," "Corporate Governance," "Report of the Audit Committee of the Board of Directors," and "Delinquent Section 16(a) Reports" in the Company's Proxy Statement for its 2026 Annual Meeting of Stockholders to be filed with the SEC on or about March 26, 2026, which is incorporated herein by reference.

The Company has adopted a Code of Business Conduct and Ethics that applies to its chief executive officer, chief financial officer, and other financial executives. We have also made the Code of Business Conduct and Ethics available on the Company's website at www.muellerindustries.com.

The Company's Insider Trading Policy governing, among other things, the purchase, sale, and/or other disposition of its securities by directors, officers and employees of the Company is reasonably designed to promote compliance with insider trading laws, rules and regulations, and New York Stock Exchange listing standards. This policy is included as Exhibit 19 to this Annual Report on Form 10-K.

ITEM 11.   **EXECUTIVE COMPENSATION**

The information required by Item 11 is contained under the captions "Compensation Discussion and Analysis," "Executive Compensation Tables," "2025 Director Compensation," and "Corporate Governance" in the Company's Proxy Statement for its 2026 Annual Meeting of Stockholders to be filed with the SEC on or about March 26, 2026, which is incorporated herein by reference.

ITEM 12. **SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS**

Equity Compensation Plan Information

The following table discloses information regarding the securities to be issued and the securities remaining available for issuance under the Registrant's stock-based incentive plans as of December 27, 2025 (shares in thousands):

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants, and rights	(b) Weighted average exercise price of outstanding options, warrants, and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	284	$ 15.90	3,091
Equity compensation plans not approved by security holders	—	—	—
Total	284	$ 15.90	3,091

Other information required by Item 12 is contained under the captions "Principal Stockholders" and "Beneficial Ownership of Common Stock by Insiders" in the Company's Proxy Statement for its 2026 Annual Meeting of Stockholders to be filed with the SEC on or about March 26, 2026, which is incorporated herein by reference.

ITEM 13. **CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE**

The information required by Item 13 is contained under the caption "Corporate Governance" in the Company's Proxy Statement for its 2026 Annual Meeting of Stockholders to be filed with the SEC on or about March 26, 2026, which is incorporated herein by reference.

ITEM 14. **PRINCIPAL ACCOUNTING FEES AND SERVICES**

The information required by Item 14 is contained under the caption "Appointment of Independent Registered Public Accounting Firm" in the Company's Proxy Statement for its 2026 Annual Meeting of Stockholders to be filed with the SEC on or about March 26, 2026, which is incorporated herein by reference.

ITEM 15.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)   The following documents are filed as part of this report:

1.   Financial Statements: the financial statements, notes, and report of independent registered public accounting firm described in Item 8 of this Annual Report on Form 10-K are contained in a separate section of this Annual Report on Form 10-K commencing on page F-1.

2.   Financial Statement Schedule: the financial statement schedule described in Item 8 of this report is contained in a separate section of this Annual Report on Form 10-K commencing on page F-1.

3.   Exhibits:

Certificate of Incorporation and Bylaws

a.   Restated Certificate of Incorporation of the Registrant dated February 8, 2007 (Incorporated herein by reference to Exhibit 3.1 of the Registrant's Annual Report on Form 10-K, dated February 28, 2007, for the fiscal year ended December 30, 2006).

b.   Certificate of Amendment of the Restated Certificate of Incorporation of the Registrant dated September 26, 2023 (Incorporated herein by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K, dated September 27, 2023).

c.   Amended and Restated By-laws of the Registrant, effective as of February 17, 2023 (Incorporated herein by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K, dated February 21, 2023).

Long-Term Debt Instruments

4.1   Certain instruments with respect to long-term debt of the Registrant have not been filed as Exhibits to this Report since the total amount of securities authorized under any such instruments does not exceed 10 percent of the total assets of the Registrant and its subsidiaries on a consolidated basis. The Registrant agrees to furnish a copy of each such instrument upon request of the SEC.

4.2   Description of securities

Consulting, Employment, and Compensatory Plan Agreements

10.1   Mueller Industries, Inc. 2009 Stock Incentive Plan (Incorporated by reference from Appendix I to the Company's 2009 Definitive Proxy Statement with respect to the Company's 2009 Annual Meeting of Stockholders, as filed with the Securities and Exchange Commission on March 26, 2009).

10.2   Mueller Industries, Inc. 2014 Stock Incentive Plan (Incorporated by reference from Appendix I to the Company's 2014 Definitive Proxy Statement with respect to the Company's 2014 Annual Meeting of Stockholders, as filed with the Securities and Exchange Commission on March 19, 2014).

10.3   Amendment to the Mueller Industries, Inc. 2009 Stock Incentive Plan, dated July 11, 2011 (Incorporated herein by reference to Exhibit 10.17 of the Registrant's Annual Report on Form 10-K, dated February 28, 2012, for the fiscal year ended December 31, 2011).

10.4   2019 Incentive Plan (Incorporated by reference to Annex 1 to the Company's definitive proxy statement filed with the SEC on March 28, 2019).

10.5   2024 Incentive Plan (Incorporated by reference to Annex 1 to the Company's definitive proxy statement filed with the SEC on March 28, 2024).

10.6   Mueller Industries, Inc. 2011 Annual Bonus Plan (Incorporated herein by reference to Exhibit 10.18 of the Registrant's Annual Report on Form 10-K, dated February 28, 2012, for the fiscal year ended December 31, 2011).

10.7   Summary description of the Registrant's 2026 incentive plan for certain key employees.

10.8	Change in Control Agreement, effective July 26, 2016 by and between the Registrant and Steffen Sigloch (Incorporated herein by reference to Exhibit 10.8 of the Registrant's Quarterly Report on Form 10-Q, for the period ended July 2, 2016, dated July 28, 2016).
10.9	Employment Agreement, dated as of March 15, 2018, by and between Mueller Industries, Inc. and Gregory L. Christopher (Incorporated herein by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, dated March 19, 2018).
10.10	Change in Control Agreement, effective February 22, 2022 by and between the Registrant and Jeffrey A. Martin (Incorporated herein by reference to Exhibit 10.13 of the Registrant's Annual Report on Form 10-K, for the period ended December 25, 2021, dated February 23, 2022).
10.11	Change in Control Agreement, effective February 22, 2022 by and between the Registrant and Christopher J. Miritello (Incorporated herein by reference to Exhibit 10.14 of the Registrant's Annual Report on Form 10-K, for the period ended December 25, 2021, dated February 23, 2022).

Financing Agreements

10.12	Credit Agreement, dated as of March 31, 2021, among the Company (as borrower), Bank of America, N.A. (as administrative agent), and certain lenders named therein (Incorporated herein by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, dated April 5, 2021).

Other Exhibits

19.0	Insider Trading Policy of the Registrant (Incorporated herein by reference to Exhibit 99.1 of the Registrant's Annual Report on Form 10-K, for the period ended December 31, 2022, dated February 28, 2023).
21.0	Subsidiaries of the Registrant.
23.0	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.0	Clawback Policy of the Registrant (Incorporated herein by reference to Exhibit 97 of the Registrant's Annual Report on Form 10-K, for the period ended December 30, 2023, dated February 28, 2024).
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.INS	XBRL Instance Document
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Presentation Linkbase Document
101.SCH	XBRL Taxonomy Extension Schema

ITEM 16. **Form 10-K Summary**

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 25, 2026.

MUELLER INDUSTRIES, INC.

/s/ Gregory L. Christopher
Gregory L. Christopher, Chief Executive Officer
(Principal Executive Officer) and Chairman of the Board

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ Gregory L. Christopher Gregory L. Christopher	Chief Executive Officer (Principal Executive Officer) and Chairman of the Board	February 25, 2026
/s/ Terry Hermanson Terry Hermanson	Lead Independent Director	February 25, 2026
/s/ Elizabeth Donovan Elizabeth Donovan	Director	February 25, 2026
/s/ William C. Drummond William C. Drummond	Director	February 25, 2026
/s/ Gary S. Gladstein Gary S. Gladstein	Director	February 25, 2026
/s/ Scott J. Goldman Scott J. Goldman	Director	February 25, 2026
/s/ John B. Hansen John B. Hansen	Director	February 25, 2026
/s/ Charles P. Herzog, Jr. Charles P. Herzog, Jr.	Director	February 25, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Signature and Title	Date
/s/ Jeffrey A. Martin Jeffrey A. Martin Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	February 25, 2026
/s/ Anthony J. Steinriede Anthony J. Steinriede Vice President – Corporate Controller	February 25, 2026


MUELLER INDUSTRIES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

F-1



FINANCIAL STATEMENT SCHEDULE


Schedule for the years ended December 27, 2025, December 28, 2024, and December 30, 2023

FINANCIAL REVIEW

The Financial Review section of our Annual Report on Form 10-K consists of the following: Management's Discussion and Analysis of Results of Operations and Financial Condition (MD&A), the Consolidated Financial Statements, and Other Financial Information, all of which include information about our significant accounting policies, practices, and the transactions that impact our financial results. The following MD&A describes the principal factors affecting the results of operations, liquidity and capital resources, contractual cash obligations, and the critical accounting estimates of the Company. The following discussion compares our results for the year ended December 27, 2025 to the year ended December 28, 2024. The discussion comparing our results for the year ended December 28, 2024 to the year ended December 30, 2023 is included within the MD&A in our 2024 Annual Report on Form 10-K and is incorporated herein by reference. The discussion in the Financial Review section should be read in conjunction with the other sections of this Annual Report, particularly "Item 1: Business" and our other detailed discussion of risk factors included in this MD&A.

OVERVIEW

We are a leading manufacturer of copper, brass, and aluminum products. The range of products we manufacture is broad: copper tube and fittings; line sets; brass rod, bar, and shapes; aluminum and brass forgings; aluminum impact extrusions; refrigeration valves and fittings; compressed gas valves; pressure vessels; steel nipples; insulated flexible duct systems; and high-quality wire and cable solutions. We also resell brass and plastic plumbing valves, plastic fittings, malleable iron fittings, faucets, and plumbing specialty products. Mueller's operations are located throughout the United States and in Canada, Mexico, Great Britain, South Korea, the Middle East, and China.

Each of the reportable segments is composed of certain operating segments that are aggregated primarily by the nature of products offered as follows:

- Piping Systems: The Piping Systems segment is composed of Domestic Piping Systems Group, Great Lakes Copper, European Operations, Trading Group, Jungwoo-Mueller (our South Korean joint venture), and Mueller Middle East (our Bahraini joint venture). The Domestic Piping Systems Group manufactures and distributes copper tube, fittings, and line sets. These products are manufactured in the U.S., sold in the U.S., and exported to markets worldwide. Great Lakes Copper manufactures copper tube and line sets in Canada and sells the products primarily in the U.S. and Canada. European Operations manufacture copper tube in the United Kingdom, which is sold throughout Europe. The Trading Group manufactures pipe nipples and sources products for import distribution in North America. Jungwoo-Mueller manufactures copper-based joining products that are sold worldwide. Mueller Middle East manufactures copper tube and serves markets in the Middle East and Northern Africa. The Piping Systems segment sells products to wholesalers in the plumbing and refrigeration markets, distributors to the manufactured housing and recreational vehicle industries, building material retailers, and air-conditioning original equipment manufacturers (OEMs).

- Industrial Metals: The Industrial Metals segment is composed of Brass Rod, Impacts & Micro Gauge, Brass Value-Added Products, Precision Tube, and Nehring Electrical Works Company (Nehring). The segment manufactures and sells brass rod, bar, and shapes; aluminum and brass forgings; aluminum impact extrusions; gas valves and assemblies; specialty copper, copper alloy, and aluminum tube; and high-quality wire and cable solutions. The segment manufactures and sells its products primarily to domestic OEMs in the industrial, transportation, construction, heating, ventilation, and air-conditioning, plumbing, refrigeration, energy, telecommunication, and electrical transmission and distribution markets.

- Climate: The Climate segment is composed of Refrigeration Products, Westermeyer, Turbotec, Flex Duct, and Linesets, Inc. The segment manufactures and sells refrigeration valves and fittings, high pressure components, coaxial heat exchangers, insulated HVAC flexible duct systems, and line sets. The segment sells its products primarily to the heating, ventilation, air-conditioning, and refrigeration markets in the U.S.

New housing starts and commercial construction are important determinants of our sales to the heating, ventilation, and air-conditioning, refrigeration, and plumbing markets because the principal end use of a significant portion of our products is in the construction of single and multi-family housing and commercial buildings. Repairs and remodeling projects are also important drivers of underlying demand for these products. In addition, our products are used in various transportation, automotive, and industrial applications.

According to the U.S. Census Bureau, actual housing starts in the U.S. were 1.36 million in 2025 compared to 1.37 million in 2024. The average 30-year fixed mortgage rate was approximately 6.60 percent in 2025 and 6.72 percent in 2024. The private

nonresidential construction sector, includes offices, industrial, health care, and retail projects. According to the U.S. Census Bureau, the seasonally adjusted annual value of private nonresidential construction put in place was $737.4 billion in October 2025 and $744.0 billion in 2024.

Profitability of certain of our product lines depends upon the "spreads" between the cost of raw material and the selling prices of our products. The open market prices for copper cathode and copper and brass scrap, for example, influence the selling price of copper tube and brass rod, two principal products manufactured by the Company. We attempt to minimize the effects on profitability from fluctuations in material costs by passing through these costs to our customers; however margins of our businesses that account for inventory on a FIFO basis may be impacted in periods of significant fluctuations in material costs. Our earnings and cash flow are dependent upon these spreads that fluctuate based upon market conditions.

Earnings and profitability are also impacted by unit volumes that are subject to market trends, such as substitute products, imports, technologies, and market share. We intensively manage our pricing structure while attempting to maximize profitability. From time-to-time, this practice results in lost sales opportunities and lower volume. For plumbing systems, plastics are the primary substitute product; these products represent an increasing share of consumption. For certain air-conditioning and refrigeration applications, aluminum-based systems are the primary substitution threat. We cannot predict the acceptance or the rate of switching that may occur. U.S. consumption of copper tube and brass rod is still predominantly supplied by U.S. manufacturers. In recent years, brass rod consumption in the U.S. has declined due to the outsourcing of many manufactured products to offshore regions.

RESULTS OF OPERATIONS

Consolidated Results

The following table compares summary operating results for 2025 and 2024:

(In thousands)		2025		2024	Percent Change 2025 vs. 2024
Net sales	$	4,178,547	$	3,768,766	10.9 %
Operating income		958,542		770,389	24.4
Net income		765,191		604,879	26.5

The increase in net sales in 2025 was primarily due to (i) higher net selling prices of $336.9 million in our core product lines, primarily copper tube, copper fittings, and brass rod, (ii) incremental sales of $208.1 million recorded by Nehring, acquired in fiscal June 2024, (iii) an increase in sales of $41.5 million in our non-core product lines, and (iv) incremental sales of $35.1 million recorded by Elkhart, acquired in fiscal August 2024. These increases were partially offset by lower unit sales volume of $212.0 million in our core product lines.

Net selling prices generally fluctuate with changes in raw material costs. Changes in raw material costs are generally passed through to customers by adjustments to selling prices. The following graph shows the Comex average copper price per pound by quarter for the most recent three-year period:

Average Copper Price per Pound



The following tables compare cost of goods sold and operating expenses as dollar amounts and as a percent of net sales for 2025 and 2024:

(In thousands)	2025	2024
Cost of goods sold	$ 2,966,083	$ 2,724,328
Depreciation and amortization	68,561	53,133
Selling, general, and administrative expense	248,651	226,696
Gain on disposal of assets, net	(25,878)	(5,780)
Impairment charges	3,735	—
Gain on insurance proceeds	(41,147)	—
Operating expenses	$ 3,220,005	$ 2,998,377

	2025	2024
Cost of goods sold	71.0 %	72.3 %
Depreciation and amortization	1.6	1.4
Selling, general, and administrative expense	6.0	6.0
Gain on disposal of assets, net	(0.6)	(0.2)
Impairment charges	0.1	—
Gain on insurance proceeds	(1.0)	—
Operating expenses	77.1 %	79.5 %

The increase in cost of goods sold in 2025 was primarily due to the factors noted above regarding the change in net sales. Gross margin as a percentage of sales was 29.0 percent compared with 27.7 percent in the prior year.

Depreciation and amortization increased in 2025 primarily as a result of incremental expenses associated with the acquisitions of Nehring and Elkhart.

Selling, general, and administrative expenses increased in 2025 primarily due to (i) product-related costs of $10.0 million, (ii) higher foreign currency transaction losses of $9.9 million, (iii) higher employment costs of $4.7 million, (iv) higher sales and

marketing costs of $2.1 million, (v) higher repairs and maintenance of $1.3 million, and (vi) incremental expenses of $0.8 million associated with the acquisitions of Nehring and Elkhart. These increases were partially offset by income of $4.6 million recognized for a change in fair value of contingent consideration arrangements associated with businesses acquired.

During 2025, we recognized a gain of $41.1 million for the excess of insurance proceeds received over the losses incurred related to the March 2023 tornado at our Covington, Tennessee manufacturing operation and net gains on the disposal of assets of $25.9 million. We also recognized fixed asset impairment charges on idled equipment of $3.7 million.

During 2024, we recognized net gains on the disposal of assets of $5.8 million.

Interest income was lower in 2025 than in 2024 primarily as a result of lower interest rates.

During 2025, we recognized realized and unrealized gains on short-term investments of $18.5 million compared to $0.9 million in 2024. These gains were higher in 2025 due to the performance of short-term investments.

During 2025, we recognized a $4.8 million expense related to the withdrawal from a multiemployer pension plan. During 2024, we recognized a gain of $1.3 million for the extinguishment of a New Markets Tax Credit liability.

Environmental expense for our non-operating properties in 2025 was consistent with 2024.

In 2025, we recognized other income, net of $1.3 million compared to other expense, net, of $2.9 million in 2024. This change was primarily due to (i) net losses of $2.4 million on foreign currency hedges recognized in 2024 and (ii) investment expenses of $1.6 million recognized in 2024.

Income tax expense was $247.4 million in 2025, representing an effective tax rate of 24.4 percent. This rate was higher than what would be computed using the U.S. statutory federal rate primarily due to (i) the provision for state and local income taxes, net of the federal benefit, of $36.2 million and (ii) the effect of foreign statutory rates different from the U.S. federal rate and other foreign adjustments of $6.2 million. These items were partially offset by other adjustments of $7.6 million.

Income tax expense was $205.1 million in 2024, representing an effective tax rate of 25.0 percent. This rate was higher than what would be computed using the U.S. statutory federal rate primarily due to (i) the provision for state and local income taxes, net of the federal benefit, of $19.8 million, (ii) the effect of foreign statutory rates different from the U.S. federal rate and other foreign adjustments of $9.3 million, and (iii) other adjustments of $3.6 million.

During 2025, we recognized net income of $8.6 million on our investments in unconsolidated affiliates, net of foreign tax, compared to net income of $2.2 million in 2024. The net income on these investments for 2025 included losses of $2.5 million for Tecumseh and income of $11.1 million for the retail distribution business. The net income on these investments for 2024 included losses of $9.5 million for Tecumseh and income of $11.7 million for the retail distribution business.

Piping Systems Segment

The following table compares summary operating results for 2025 and 2024 for the businesses comprising our Piping Systems segment:

(In thousands)	2025	2024	Percent Change 2025 vs. 2024
Net sales	$ 2,708,727	$ 2,514,096	7.7 %
Operating income	772,316	617,451	25.1

The increase in net sales in 2025 was primarily attributable to (i) higher net selling prices of $299.1 million in the segment's core product lines, primarily copper tube and copper fittings, (ii) incremental sales of $35.1 million recorded by Elkhart, and (iii) an increase in sales of $18.3 million in the segment's non-core product lines. These increases were partially offset by lower unit sales volume of $154.2 million in the segment's core product lines.

The following tables compare cost of goods sold and operating expenses as dollar amounts and as a percent of net sales for 2025 and 2024:

(In thousands)	2025	2024
Cost of goods sold	$ 1,844,086	$ 1,781,155
Depreciation and amortization	22,657	20,048
Selling, general, and administrative expense	123,787	95,185
(Gain) loss on disposal of assets, net	(14,990)	257
Impairment charges	2,018	—
Gain on insurance proceeds	(41,147)	—
Operating expenses	$ 1,936,411	$ 1,896,645

	2025	2024
Cost of goods sold	68.1 %	70.8 %
Depreciation and amortization	0.8	0.8
Selling, general, and administrative expense	4.6	3.8
(Gain) loss on disposal of assets, net	(0.6)	—
Impairment charges	0.1	—
Gain on insurance proceeds	(1.5)	—
Operating expenses	71.5 %	75.4 %

Gross margin as a percentage of sales was 31.9 percent compared with 29.2 percent in the prior year. The increase in cost of goods sold in 2025 was primarily due to the factors noted above regarding the change in net sales.

Depreciation and amortization increased in 2025 primarily as a result of incremental expenses associated with the acquisition of Elkhart.

Selling, general, and administrative expense increased for 2025 primarily as a result of (i) product-related costs of $10.0 million, (ii) higher foreign currency transaction losses of $9.3 million, (iii) higher employment costs of $4.5 million, (iv) incremental expenses of $3.0 million associated with the acquisition of Elkhart, and (v) higher sales and marketing expense of $2.1 million.

During 2025, the segment recognized net gains on the disposal of assets of $15.0 million and a gain of $41.1 million for the excess of insurance proceeds received over the losses incurred related to the March 2023 tornado at our Covington, Tennessee manufacturing operation. The segment also recognized fixed asset impairment charges on idled equipment of $2.0 million.

Industrial Metals Segment

The following table compares summary operating results for 2025 and 2024 for the businesses comprising our Industrial Metals segment:

(In thousands)	2025	2024	Percent Change 2025 vs. 2024
Net sales	$ 1,023,629	$ 818,439	25.1 %
Operating income	105,048	92,560	13.5

The increase in net sales in 2025 was primarily due to (i) incremental sales of $208.1 million recorded by Nehring, (ii) higher net selling prices of $37.8 million in the segment's core product lines, primarily brass rod, and (iii) an increase in sales of $14.2 million in the segment's non-core product lines. These increases were partially offset by lower unit sales volume of $57.8 million in the segment's core product lines.

The following tables compare cost of goods sold and operating expenses as dollar amounts and as a percent of net sales for 2025 and 2024:

(In thousands)	2025	2024
Cost of goods sold	$ 859,760	$ 685,732
Depreciation and amortization	33,699	21,511
Selling, general, and administrative expense	23,438	18,636
Gain on disposal of assets, net	(33)	—
Impairment charges	1,717	—
Operating expenses	$ 918,581	$ 725,879

	2025	2024
Cost of goods sold	84.0 %	83.8 %
Depreciation and amortization	3.3	2.6
Selling, general, and administrative expense	2.3	2.3
Gain on disposal of assets, net	—	—
Impairment charges	0.2	—
Operating expenses	89.8 %	88.7 %

Gross margin as a percentage of sales was 16.0 percent compared with 16.2 percent in the prior year. The increase in cost of goods sold in 2025 was primarily due to the factors noted above regarding the change in net sales.

Depreciation and amortization increased in 2025 as a result of incremental expenses associated with the acquisition of Nehring.

Selling, general, and administrative expense increased in 2025 primarily as a result of incremental expenses of $4.7 million associated with the acquisition of Nehring.

During 2025, the segment recognized fixed asset impairment charges on idled equipment of $1.7 million.

Climate Segment

The following table compares summary operating results for 2025 and 2024 for the businesses comprising our Climate segment:

(In thousands)	2025	2024	Percent Change 2025 vs. 2024
Net sales	$ 497,929	$ 488,446	1.9 %
Operating income	145,053	146,054	(0.7)

Net sales increased for 2025 primarily as a result of an increase in volume and price in certain product lines.

The following tables compare cost of goods sold and operating expenses as dollar amounts and as a percent of net sales for 2025 and 2024:

(In thousands)		2025		2024
Cost of goods sold	$	315,472	$	311,572
Depreciation and amortization		6,741		6,535
Selling, general, and administrative expense		29,653		28,756
Loss (gain) on disposal of assets, net		1,010		(4,471)
Operating expenses	$	352,876	$	342,392

	2025	2024
Cost of goods sold	63.4 %	63.8 %
Depreciation and amortization	1.4	1.3
Selling, general, and administrative expense	6.0	5.9
Loss (gain) on disposal of assets, net	0.2	(0.9)
Operating expenses	71.0 %	70.1 %

Cost of goods sold increased in 2025, consistent with factors noted above regarding the change in net sales. Gross margin as a percentage of sales was 36.6 percent compared with 36.2 percent in the prior year.

Depreciation and amortization and selling, general, and administrative expenses were consistent with the prior year.

During 2025, the segment recognized net losses on the disposal of assets of $1.0 million. During 2024, the segment recognized net gains of $4.5 million on the sale of two buildings.

LIQUIDITY AND CAPITAL RESOURCES

The following table presents selected financial information for 2025 and 2024:

(In thousands)		2025		2024
Increase (decrease) in:				
Cash, cash equivalents, and restricted cash	$	346,262	$	(135,328)
Short-term investments		859		(76,272)
Property, plant, and equipment, net		21,335		129,966
Goodwill and intangible assets, net		(32,254)		419,494
Total debt		(1,094)		113
Working capital, net of cash and current debt		87,501		25,321
Net cash provided by operating activities		755,444		645,908
Net cash used in investing activities		(24,911)		(606,935)
Net cash used in financing activities		(394,618)		(160,478)

Cash Provided by Operating Activities

During 2025, net cash provided by operating activities was primarily attributable to (i) consolidated net income of $773.6 million, (ii) an increase in current liabilities of $35.1 million, and (iii) non-capital related insurance proceeds of $15.5 million for the March 2023 tornado in Covington, Tennessee. There were also increases due to non-cash adjustments primarily

consisting of (i) depreciation and amortization of $68.6 million and (ii) stock-based compensation expense of $26.8 million. These increases were partially offset by (i) the gain of $41.1 million related to insurance proceeds for the March 2023 tornado in Covington, Tennessee, (ii) an increase in inventories of $40.4 million, (iii) gains on the disposal of assets of $25.9 million, (iv) an increase in accounts receivable of $19.1 million, (v) gains on the sale of securities of $16.7 million, and (vi) an increase in other assets of $16.4 million.

During 2024, net cash provided by operating activities was primarily attributable to (i) consolidated net income of $617.5 million, (ii) an increase in current liabilities of $24.4 million, (iii) non-capital related insurance proceeds of $18.9 million for the March 2023 tornado in Covington, Tennessee, and (iv) dividends from unconsolidated affiliates of $4.8 million. There were also increases due to non-cash adjustments primarily consisting of (i) depreciation and amortization of $53.4 million and (ii) stock-based compensation expense of $26.8 million. These increases were partially offset by (i) an increase in accounts receivable of $56.6 million, (ii) an increase in inventories of $32.8 million, and (iii) gains on the disposal of properties of $5.8 million.

Cash Used in Investing Activities

The major components of net cash used in investing activities in 2025 included (i) the purchase of short-term investments of $70.7 million, (ii) capital expenditures of $68.8 million, and (iii) investments in unconsolidated affiliates of $17.9 million. These uses were partially offset by (i) proceeds from the sale of securities of $88.4 million, (ii) proceeds from the sale of properties of $38.5 million, and (iii) insurance proceeds of $4.5 million for property and equipment related to the March 2023 tornado in Covington, Tennessee.

The major components of net cash used in investing activities in 2024 included (i) $602.7 million for the acquisitions of Nehring and Elkhart, net of cash acquired, (ii) capital expenditures of $80.2 million, (iii) the purchase of short-term investments of $21.3 million, (iv) investments in unconsolidated affiliates of $8.7 million, (v) the purchase of long-term investments of $6.8 million, and (vi) the issuance of notes receivable of $3.8 million. These uses were partially offset by (i) proceeds from the sale of securities of $98.5 million, (ii) proceeds from the sale of properties of $12.0 million, and (iii) insurance proceeds of $6.1 million for property and equipment related to the March 2023 tornado in Covington, Tennessee.

Cash Used in Financing Activities

For 2025, net cash used in financing activities consisted primarily of (i) $243.6 million used for the repurchase of common stock of the Company, (ii) $109.1 million used for the payment of regular quarterly dividends to stockholders of the Company, (iii) $29.5 million used to settle stock-based awards, and (iv) $12.2 million used for the payment of dividends to noncontrolling interests.

For 2024, net cash used in financing activities consisted primarily of (i) $89.1 million used for the payment of regular quarterly dividends to stockholders of the Company, (ii) $48.7 million used for the repurchase of common stock of the Company, and (iii) $22.9 million used to settle stock-based awards.

Liquidity and Outlook

We believe that cash provided by operations, funds available under the Credit Agreement, and cash on hand will be adequate to meet our liquidity needs, including working capital, capital expenditures, and debt payment obligations. Our current ratio was 5.9 to 1 as of December 27, 2025.

As of December 27, 2025, $194.6 million of our cash and cash equivalents were held by foreign subsidiaries. The Company continues to assert that a portion of the undistributed earnings of its foreign subsidiaries are permanently reinvested. No taxes have been accrued with respect to these undistributed earnings or any additional outside basis differences. The Company has accrued appropriate taxes for any undistributed earnings that are not considered permanently reinvested.

We believe that cash held domestically, funds available through the Credit Agreement, and cash generated from U.S. based operations will be adequate to meet the future needs of our U.S. based operations.

Fluctuations in the cost of copper and other raw materials affect the Company's liquidity. Changes in material costs directly impact components of working capital, primarily inventories, accounts receivable, and accounts payable. The price of copper has fluctuated significantly and averaged approximately $4.81 in 2025, $4.22 in 2024, and $3.86 in 2023.

We have several environmental remediation obligations which we expect to pay over future years. Approximately $1.7 million was spent during 2025 for environmental matters. As of December 27, 2025, we expect to spend $3.2 million in 2026, $1.1 million in 2027, $0.9 million in 2028, $1.0 million in 2029, $0.9 million in 2030, and $11.8 million thereafter for ongoing projects.

Cash used to fund pension and other postretirement benefit obligations was $0.5 million in 2025 and $0.7 million in 2024. We anticipate making contributions of approximately $1.2 million to these plans in 2026. In 2025 we withdrew from the IAM National Pension Fund and recognized $4.8 million in related expenses, which represents our best estimate of probable loss for the related withdrawal liability anticipated in 2026.

The Company declared and paid a quarterly cash dividend of 15 cents per common share during each quarter of 2023, 20 cents per common share during each quarter of 2024, and 25 cents per common share during each quarter of 2025. Payment of dividends in the future is dependent upon our financial condition, cash flows, capital requirements, and other factors.

Capital Expenditures

During 2025 our capital expenditures were $68.8 million. We anticipate investing approximately $80.0 million to $90.0 million for capital expenditures in 2026.

Long-Term Debt

The Company's Credit Agreement provides for an unsecured $400.0 million revolving credit facility, which matures on March 31, 2026. Funds borrowed under the Credit Agreement may be used for working capital purposes and other general corporate purposes. In addition, the Credit Agreement provides a sublimit of $50.0 million for the issuance of letters of credit, a sublimit of $35.0 million for loans and letters of credit made in certain foreign currencies, and a swing line loan sublimit of $25.0 million. Outstanding letters of credit and foreign currency loans reduce borrowing availability under the Credit Agreement. There were no borrowings outstanding under the Credit Agreement at December 27, 2025. We are currently negotiating a new credit agreement to replace the current Credit Agreement upon maturity.

Jungwoo-Mueller has several secured revolving credit arrangements with a total borrowing capacity of KRW 18.0 billion (or approximately $12.2 million). Borrowings are secured by the real property and equipment of Jungwoo-Mueller. There were no borrowings outstanding at Jungwoo-Mueller as of December 27, 2025.

As of December 27, 2025, the Company had no debt outstanding.

Covenants contained in the Company's financing obligations require, among other things, the maintenance of minimum levels of tangible net worth and the satisfaction of certain minimum financial ratios. As of December 27, 2025, we were in compliance with all of our debt covenants.

Share Repurchase Program

The Company's Board of Directors has extended, until July 2026, its authorization to repurchase up to 40 million shares of the Company's common stock through open market transactions or through privately negotiated transactions. We may cancel, suspend, or extend the time period for the repurchase of shares at any time. Any repurchases will be funded primarily through existing cash and cash from operations. The Company may hold any shares repurchased in treasury or use a portion of the repurchased shares for stock-based compensation plans, as well as for other corporate purposes. From its initial authorization in 1999 through December 27, 2025, the Company had repurchased approximately 19.0 million shares under this authorization.

CONTRACTUAL CASH OBLIGATIONS

The following table presents payments due by the Company under contractual obligations with minimum firm commitments as of December 27, 2025:

(In millions)	Total	Payments Due by Year			
		2026	2027-2028	2029-2030	Thereafter
Operating and capital leases	$ 30.0	$ 9.7	$ 13.1	$ 5.9	$ 1.3
Heavy machinery and equipment	22.2	21.4	0.7	0.1	—
Purchase commitments [1]	1,437.6	1,435.7	1.1	0.6	0.2
Total contractual cash obligations	$ 1,489.8	$ 1,466.8	$ 14.9	$ 6.6	$ 1.5

[1] *This includes contractual supply commitments totaling $1.31 billion at year-end prices; these contracts contain variable pricing based on Comex and the London Metals Exchange quoted prices. These commitments are for purchases of raw materials, primarily copper cathode and brass scrap, that are expected to be consumed in the ordinary course of business.*

The above obligations will be satisfied with existing cash, funds available under the Credit Agreement, and cash generated by operations. The Company has no off-balance sheet financing arrangements.

MARKET RISKS

The Company is exposed to market risks from changes in raw material and energy costs, interest rates, and foreign currency exchange rates. To reduce such risks, we may periodically use financial instruments. Hedging transactions are authorized and executed pursuant to policies and procedures. Further, we do not buy or sell financial instruments for trading purposes. A discussion of the Company's accounting for derivative instruments and hedging activities is included in "Note 1 - Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements.

Cost and Availability of Raw Materials and Energy

Raw materials, primarily copper and brass, represent the largest component of the Company's variable costs of production. The cost of these materials is subject to global market fluctuations caused by factors beyond our control. Significant increases in the cost of metal, to the extent not reflected in prices for our finished products, or the lack of availability could materially and adversely affect our business, results of operations and financial condition.

The Company occasionally enters into forward fixed-price arrangements with certain customers. We may utilize futures contracts to hedge risks associated with these forward fixed-price arrangements. We may also utilize futures contracts to manage price risk associated with inventory. Depending on the nature of the hedge, changes in the fair value of the futures contracts will either be offset against the change in fair value of the inventory through earnings or recognized as a component of accumulated other comprehensive income (AOCI) in equity and reflected in earnings upon the sale of inventory. Periodic value fluctuations of the contracts generally offset the value fluctuations of the underlying fixed-price transactions or inventory. At December 27, 2025, we held open futures contracts to purchase approximately $16.6 million of copper over the next 12 months related to fixed-price sales orders and to sell approximately $164.9 million of copper over the next 12 months months related to copper inventory.

We may enter into futures contracts or forward fixed-price arrangements with certain vendors to manage price risk associated with natural gas purchases. The effective portion of gains and losses with respect to positions are deferred in equity as a component of AOCI and reflected in earnings upon consumption of natural gas. Periodic value fluctuations of the futures contracts generally offset the value fluctuations of the underlying natural gas prices. There were no open futures contracts to purchase natural gas at December 27, 2025.

Interest Rates

The Company had no variable-rate debt outstanding at December 27, 2025 and December 28, 2024. At this borrowing level, a hypothetical 10 percent increase in interest rates would have had an insignificant unfavorable impact on our pre-tax earnings

and cash flows. The primary interest rate exposure on variable-rate debt is based on the Secured Overnight Financing Rate (SOFR).

Foreign Currency Exchange Rates

Foreign currency exposures arising from transactions include firm commitments and anticipated transactions denominated in a currency other than an entity's functional currency. The Company and its subsidiaries generally enter into transactions denominated in their respective functional currencies. We may utilize certain futures or forward contracts with financial institutions to hedge foreign currency transactional exposures. Gains and losses with respect to these positions are deferred in equity as a component of AOCI and reflected in earnings upon collection of receivables or payment of commitments. At December 27, 2025, we had open forward contracts with a financial institution to sell approximately 5.3 million euros, 36.6 million Swedish kronor, and 10.9 million Norwegian kroner through April 2026.

The Company's primary foreign currency exposure arises from foreign-denominated revenues and profits and their translation into U.S. dollars. The primary currencies to which we are exposed include the Canadian dollar, the British pound sterling, the Mexican peso, the South Korean won, and the Bahraini dinar. The Company generally views its investments in foreign subsidiaries with a functional currency other than the U.S. dollar as long-term. As a result, we generally do not hedge these net investments. The net investment in foreign subsidiaries translated into U.S. dollars using the year-end exchange rates was $403.2 million at December 27, 2025 and $326.4 million at December 28, 2024. The potential loss in value of the Company's net investment in foreign subsidiaries resulting from a hypothetical 10 percent adverse change in quoted foreign currency exchange rates at December 27, 2025 and December 28, 2024 amounted to $40.3 million and $32.6 million, respectively. This change would be reflected in the foreign currency translation component of AOCI in the equity section of our Consolidated Balance Sheets until the foreign subsidiaries are sold or otherwise disposed.

We have significant investments in foreign operations whose functional currency is the British pound sterling, the Mexican peso, the Canadian dollar, the South Korean won, and the Bahraini dinar. In 2025, the value of the British pound increased approximately seven percent, the Mexican peso increased approximately 14 percent, the Canadian dollar increased approximately five percent, and the South Korean won increased approximately two percent relative to the U.S. dollar. The Bahraini dinar is pegged to the U.S. dollar. The resulting net foreign currency translation losses were included in calculating net other comprehensive income for the year ended December 27, 2025 and were recorded as a component of AOCI.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's accounting policies are more fully described in "Note 1 - Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements. As disclosed in Note 1, the preparation of financial statements in conformity with general accepted accounting principles in the United States requires management to make estimates and assumptions about future events that affect amounts reported in the financial statements and accompanying notes. Actual results could differ significantly from those estimates. Management believes the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of the Company's financial condition and results of operations and require management's most difficult, subjective, and complex judgments.

Impairment of Goodwill

As of December 27, 2025, we had $298.2 million of recorded goodwill from our business acquisitions, representing the excess of the purchase price over the fair value of the net assets we have acquired.

Goodwill is subject to impairment testing, which is performed annually as of the first day of the fourth quarter unless circumstances indicate the need to accelerate the timing of the tests. These circumstances include a significant change in the business climate, operating performance indicators, competition, or sale or disposition of a significant portion of one of our businesses. In our evaluation of goodwill impairment, we perform a qualitative assessment at the reporting unit level that requires management judgment and the use of estimates to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment is not conclusive, management compares the fair value of a reporting unit with its carrying amount and will recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, not to exceed the total amount of goodwill allocated to the reporting unit.

We identify reporting units by evaluating components of our operating segments and combining those components with similar economic characteristics. Reporting units with significant recorded goodwill include Domestic Piping Systems, B&K LLC, Great Lakes, European Operations, Nehring Electrical Works, and Flex Duct.

The fair value of each reporting unit is estimated using a combination of the income and market approaches, incorporating market participant considerations and management's assumptions on revenue growth rates, operating margins, discount rates and expected capital expenditures. Estimates used by management can significantly affect the outcome of the impairment test. Changes in forecasted operating results and other assumptions could materially affect these estimates.

The accounting guidance allows us to first assess qualitative factors to determine whether additional indefinite-lived intangible asset impairment testing, including goodwill, is required. We utilized this qualitative assessment in the annual goodwill impairment testing for all reporting units, except the Nehring Electrical Works reporting unit, in the fourth quarter of 2025. Based on the qualitative assessment, the Company concluded that it was more likely than not that the fair value of those reporting units exceeded their respective carrying values. The Company chose to perform a quantitative impairment analysis in the fourth quarter of 2025 for its Nehring Electrical Works reporting unit. As a result of the quantitative analysis, no impairment loss was recognized for the goodwill of the reporting unit.

Management believes the future sales growth and EBITDA margins in the long-range plan and the discount rate used in the valuations requires use of judgment. If any of the Company's reporting units do not meet their long-range plan estimates or discount rates increase significantly, the Company could be required to perform an interim goodwill impairment analysis and record impairment charges in future periods. The assumptions used for reporting units with fair values exceeding carrying values of 10 percent or less are more sensitive to future performance and will be monitored accordingly.

Business Combinations

We allocate the consideration of an acquired business to its identifiable assets and liabilities based on estimated fair values. The excess of the consideration over the amount allocated to the assets and liabilities, if any, is recorded to goodwill. We use all available information to estimate fair values. We typically engage third-party valuation specialists to assist in the fair value determination of inventories, tangible long-lived assets, and intangible assets other than goodwill. The carrying values of acquired receivables and accounts payable have historically approximated their fair values as of the acquisition date. As necessary, we may engage third-party specialists to assist in the estimation of fair value for certain liabilities. We adjust the preliminary purchase price allocation, as necessary, typically up to one year after the acquisition closing date as we obtain more information regarding asset valuations and liabilities assumed.

Our acquisition accounting methodology contains uncertainties because it requires management to make assumptions and to apply judgment to estimate the fair value of acquired assets and liabilities. Management estimates the fair value of assets and liabilities based upon quoted market prices, the carrying value of the acquired assets and widely accepted valuation techniques, including discounted cash flows and market multiple analyses. Unanticipated events or circumstances may occur which could affect the accuracy of our fair value estimates, including assumptions regarding industry economic factors and business strategies.

If actual results are materially different than the assumptions we used to determine fair value of the assets and liabilities acquired through a business combination, it is possible that adjustments to the carrying values of such assets and liabilities will have an impact on our net earnings.

Environmental Reserves

We recognize an environmental reserve when it is probable that a loss is likely to occur and the amount of the loss is reasonably estimable. We estimate the duration and extent of our remediation obligations based upon reports of outside consultants, internal and third-party estimates and analyses of cleanup costs and ongoing monitoring costs, communications with regulatory agencies, and changes in environmental law. If we were to determine that our estimates of the duration or extent of our environmental obligations were no longer accurate, we would adjust our environmental reserve accordingly in the period that such determination is made. Estimated future expenditures for environmental remediation are not discounted to their present value.

Environmental expenses that relate to ongoing operations are included as a component of cost of goods sold. Environmental expenses related to non-operating properties are presented below operating income in the Consolidated Statements of Income.

Income Taxes

We estimate total income tax expense based on domestic and international statutory income tax rates in the tax jurisdictions where we operate, permanent differences between financial reporting and tax reporting, and available credits and incentives.

Deferred income tax assets and liabilities are recognized for the future tax effects of temporary differences between the treatment of certain items for financial statement and tax purposes using tax rates in effect for the years in which the differences are expected to reverse. Realization of certain components of deferred tax assets is dependent upon the occurrence of future events.

Valuation allowances are recorded when, in the opinion of management, it is more likely than not that all or a portion of the deferred tax assets will not be realized. These valuation allowances can be impacted by changes in tax laws, changes to statutory tax rates, and future taxable income levels, and are based on our judgment, estimates, and assumptions. In the event we were to determine that we would not be able to realize all or a portion of the net deferred tax assets in the future, we would increase the valuation allowance through a charge to income tax expense in the period that such determination is made. Conversely, if we were to determine that we would be able to realize our deferred tax assets in the future, in excess of the net carrying amounts, we would decrease the recorded valuation allowance through a decrease to income tax expense in the period that such determination is made.

We record liabilities for known or anticipated tax issues based on our analysis of whether, and the extent to which, additional taxes will be due. These unrecognized tax benefits are retained until the associated uncertainty is resolved. Tax benefits for uncertain tax positions that are recognized in the Consolidated Financial Statements are measured as the largest amount of benefit, determined on a cumulative probability basis, that is more likely than not to be realized upon ultimate settlement. To the extent we prevail in matters for which a liability for an uncertain tax position is established or are required to pay amounts in excess of the liability, our effective tax rate in a given period may be materially affected.

New Accounting Pronouncements

See "Note 1 – Summary of Significant Accounting Policies" in our Consolidated Financial Statements.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Annual Report contains various forward-looking statements and includes assumptions concerning the Company's operations, future results, and prospects. These forward-looking statements are based on current expectations and are subject to risk and uncertainties, and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available as of the date of preparation of the Annual Report, and the Company undertakes no obligation to update these forward-looking statements. We identify the forward-looking statements by using the words "anticipates," "believes," "expects," "intends" or similar expressions in such statements.

In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company provides the following cautionary statement identifying important economic, political, and technological factors, among others, which could cause actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions. In addition to those factors discussed under "Risk Factors" in this Annual Report on Form 10-K, such factors include: (i) the current and projected future business environment, including interest rates and capital and consumer spending; (ii) the domestic housing and commercial construction industry environment; (iii) availability and price fluctuations in commodities (including copper, natural gas, and other raw materials); (iv) competitive factors and competitor responses to the Company's initiatives; (v) stability of government laws and regulations, including taxes; (vi) the impact of enhanced U.S. tariffs, import/export restrictions or other trade barriers on global economic conditions, financial markets and our business; (vii) availability of financing; and (viii) continuation of the environment to make acquisitions, domestic and foreign, including regulatory requirements and market values of candidates.

(In thousands, except per share data)	2025	2024	2023
Net sales	$ 4,178,547	$ 3,768,766	$ 3,420,345
Cost of goods sold	2,966,083	2,724,328	2,433,511
Depreciation and amortization	68,561	53,133	39,954
Selling, general, and administrative expense	248,651	226,696	208,172
Gain on sale of businesses	—	—	(4,137)
Gain on disposal of assets, net	(25,878)	(5,780)	—
Impairment charges	3,735	—	6,258
Gain on insurance proceeds	(41,147)	—	(19,466)
Operating income	958,542	770,389	756,053
Interest expense	(108)	(410)	(1,221)
Interest income	41,068	53,468	38,208
Realized and unrealized gains on short-term investments	18,547	914	41,865
Gain on extinguishment of NMTC liability	—	1,265	7,534
Environmental expense	(2,151)	(2,218)	(825)
Pension plan termination expense	(4,830)	—	—
Other income (expense), net	1,294	(2,946)	3,618
Income before income taxes	1,012,362	820,462	845,232
Income tax expense	(247,351)	(205,076)	(220,762)
Income (loss) from unconsolidated affiliates, net of foreign tax	8,579	2,156	(14,821)
Consolidated net income	773,590	617,542	609,649
Net income attributable to noncontrolling interests	(8,399)	(12,663)	(6,752)
Net income attributable to Mueller Industries, Inc.	$ 765,191	$ 604,879	$ 602,897
Weighted average shares for basic earnings per share	109,475	111,385	111,420
Effect of dilutive stock-based awards	2,017	2,580	2,242
Adjusted weighted average shares for diluted earnings per share	111,492	113,965	113,662
Basic earnings per share	$ 6.99	$ 5.43	$ 5.41
Diluted earnings per share	$ 6.86	$ 5.31	$ 5.30
Dividends per share	$ 1.00	$ 0.80	$ 0.60

See accompanying notes to consolidated financial statements.

(In thousands)	2025	2024	2023
Consolidated net income	$ 773,590	$ 617,542	$ 609,649
Other comprehensive income (loss), net of tax:			
Foreign currency translation	23,847	(30,541)	21,943
Net change with respect to derivative instruments and hedging activities, net of tax of $(549), $117, and $373	1,885	(404)	(1,273)
Net change in pension and postretirement obligation adjustments, net of tax of $(961), $1,235, and $1,308	2,987	(3,652)	(3,852)
Attributable to unconsolidated affiliates, net of tax of $(211), $334, and $(266)	725	(1,152)	917
Total other comprehensive income (loss), net	29,444	(35,749)	17,735
Consolidated comprehensive income	803,034	581,793	627,384
Comprehensive income attributable to noncontrolling interests	(6,337)	(9,972)	(7,533)
Comprehensive income attributable to Mueller Industries, Inc.	$ 796,697	$ 571,821	$ 619,851

See accompanying notes to consolidated financial statements.

MUELLER INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEETS
As of December 27, 2025 and December 28, 2024

(In thousands, except share data)	2025	2024
Assets		
Current assets:		
Cash and cash equivalents	$ 1,367,003	$ 1,037,229
Short-term investments	22,733	21,874
Accounts receivable, less allowance for credit losses of $2,545 in 2025 and $3,724 in 2024	475,566	450,113
Inventories	510,463	462,279
Other current assets	69,980	40,734
Total current assets	2,445,745	2,012,229
Property, plant, and equipment, net	536,466	515,131
Operating lease right-of-use assets	27,211	32,702
Goodwill, net	298,188	311,165
Intangible assets, net	287,080	306,357
Investment in unconsolidated affiliates	108,631	88,037
Other noncurrent assets	29,708	25,285
Total Assets	$ 3,733,029	$ 3,290,906

(In thousands, except share data)	2025	2024
Liabilities		
Current liabilities:		
Current portion of debt	$ —	$ 1,094
Accounts payable	180,577	173,743
Accrued wages and other employee costs	58,125	60,136
Current portion of operating lease liabilities	8,520	8,117
Other current liabilities	165,912	154,897
Total current liabilities	413,134	397,987
Pension liabilities	212	3,059
Postretirement benefits other than pensions	8,181	8,140
Environmental reserves	15,684	15,423
Deferred income taxes	31,640	25,742
Noncurrent operating lease liabilities	18,970	24,547
Other noncurrent liabilities	9,302	11,600
Total liabilities	497,123	486,498
Equity		
Mueller Industries, Inc. stockholders' equity:		
Preferred stock - $1.00 par value; shares authorized 5,000,000; none outstanding	—	—
Common stock - $.01 par value; shares authorized 250,000,000; issued 160,366,008; outstanding 111,179,750 in 2025 and 113,751,127 in 2024	1,604	1,604
Additional paid-in capital	345,033	330,532
Retained earnings	3,761,575	3,107,838
Accumulated other comprehensive loss	(50,835)	(80,279)
Treasury common stock, at cost	(847,411)	(586,530)
Total Mueller Industries, Inc. stockholders' equity	3,209,966	2,773,165
Noncontrolling interests	25,940	31,243
Total equity	3,235,906	2,804,408
Commitments and contingencies	—	—
Total Liabilities and Equity	$ 3,733,029	$ 3,290,906

See accompanying notes to consolidated financial statements.

(In thousands)	2025	2024	2023
Operating activities:			
Consolidated net income	$ 773,590	$ 617,542	$ 609,649
Reconciliation of consolidated net income to net cash provided by operating activities:			
Depreciation	47,791	39,200	34,949
Amortization of intangibles	20,770	13,933	5,005
Amortization of debt issuance costs	—	243	870
(Income) loss from unconsolidated affiliates	(8,579)	(2,156)	14,821
Dividends from unconsolidated affiliates	6,824	4,769	—
Insurance proceeds - noncapital related	15,469	18,900	9,854
Gain on sale of securities	(16,695)	(365)	(17,100)
Gain on insurance proceeds	(41,147)	—	(19,466)
Stock-based compensation expense	26,764	26,787	23,131
Provision for doubtful accounts receivable	143	1,147	(84)
Gain on disposals of assets, net	(25,878)	(5,780)	(1)
Gain on sale of businesses	—	—	(4,137)
Unrealized gains on short-term investments	(1,852)	(549)	(24,765)
Impairment charges	3,735	—	6,258
Gain on extinguishment of NMTC liability	—	(1,265)	(7,534)
Deferred income tax expense (benefit)	6,565	(867)	4,790
Change in fair value of contingent consideration	(4,636)	—	—
Changes in assets and liabilities, net of effects of businesses acquired:			
Receivables	(19,093)	(56,565)	30,915
Inventories	(40,428)	(32,768)	67,903
Other assets	(16,377)	(1,046)	(20,700)
Current liabilities	35,078	24,360	(40,606)
Other liabilities	(5,363)	(1,145)	(3,497)
Other, net	(1,237)	1,533	2,511
Net cash provided by operating activities	$ 755,444	$ 645,908	$ 672,766

(In thousands)		2025		2024		2023
Investing activities:						
Proceeds from sale of assets, net of cash transferred	$	38,508	$	12,005	$	279
Purchase of short-term investments		(70,748)		(21,325)		(106,231)
Purchase of long-term investments		(781)		(6,785)		—
Acquisition of businesses, net of cash acquired		—		(602,692)		—
Capital expenditures		(68,805)		(80,203)		(54,025)
Payment received for (issuance of) notes receivable with unconsolidated affiliates		1,250		(3,800)		—
Insurance proceeds - capital related		4,531		6,100		24,646
Proceeds from the sale of securities		88,436		98,465		55,454
Proceeds from the maturity of short-term investments		—		—		217,863
Dividends from unconsolidated affiliates		—		—		1,093
Investment received from noncontrolling interests		600		—		—
Investments in unconsolidated affiliates		(17,902)		(8,700)		(3,999)
Net cash (used in) provided by investing activities	$	(24,911)	$	(606,935)	$	135,080
Financing activities:						
Dividends paid to stockholders of Mueller Industries, Inc.	$	(109,050)	$	(89,107)	$	(66,868)
Dividends paid to noncontrolling interests		(12,240)		—		(9,312)
Repayments of long-term debt		(185)		(222)		(241)
Issuance (repayment) of debt by consolidated joint ventures, net		—		397		(30)
Repurchase of common stock		(243,615)		(48,681)		(19,303)
Net cash used to settle stock-based awards		(29,528)		(22,865)		(8,755)
Net cash used in financing activities	$	(394,618)	$	(160,478)	$	(104,509)
Effect of exchange rate changes on cash		10,347		(13,823)		5,590
Increase (decrease) in cash, cash equivalents, and restricted cash		346,262		(135,328)		708,927
Cash, cash equivalents, and restricted cash at the beginning of the year		1,038,895		1,174,223		465,296
Cash, cash equivalents, and restricted cash at the end of the year	$	1,385,157	$	1,038,895	$	1,174,223

See accompanying notes to consolidated financial statements.

MUELLER INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Years Ended December 27, 2025, December 28, 2024, and December 30, 2023

(In thousands)	2025 Shares	2025 Amount	2024 Shares	2024 Amount	2023 Shares	2023 Amount
Common stock:						
Balance at beginning of year	160,366	$ 1,604	160,366	$ 1,604	160,366	$ 802
Issuance of shares under two-for-one stock split	—	—	—	—	—	802
Balance at end of year	160,366	$ 1,604	160,366	$ 1,604	160,366	$ 1,604
Additional paid-in capital:						
Balance at beginning of year		$ 330,532		$ 312,171		$ 297,270
Exercise of stock options, net of shares withheld		(126)		338		786
Stock-based compensation expense		26,764		26,787		23,131
Issuance of shares under two-for-one stock split		—		—		(802)
Issuance of restricted stock		(12,137)		(8,764)		(8,214)
Balance at end of year		$ 345,033		$ 330,532		$ 312,171
Retained earnings:						
Balance at beginning of year		$ 3,107,838		$ 2,594,300		$ 2,059,796
Net income attributable to Mueller Industries, Inc.		765,191		604,879		602,897
Dividends paid or payable to stockholders of Mueller Industries, Inc.		(111,454)		(91,341)		(68,393)
Balance at end of year		$ 3,761,575		$ 3,107,838		$ 2,594,300
Accumulated other comprehensive loss:						
Balance at beginning of year		$ (80,279)		$ (47,221)		$ (64,175)
Total other comprehensive income (loss) attributable to Mueller Industries, Inc.		29,444		(33,058)		16,954
Balance at end of year		$ (50,835)		$ (80,279)		$ (47,221)

(In thousands)	2025 Shares	2025 Amount	2024 Shares	2024 Amount	2023 Shares	2023 Amount
Treasury stock:						
Balance at beginning of year	46,615	$ (586,530)	46,208	$ (523,409)	46,363	$ (502,779)
Issuance of shares under incentive stock plans	(892)	14,950	(929)	11,415	(987)	11,097
Repurchase of common stock	3,045	(243,615)	929	(48,681)	516	(19,303)
Shares withheld for stock option exercises and employee taxes	418	(32,216)	407	(25,855)	316	(12,424)
Balance at end of year	49,186	$ (847,411)	46,615	$ (586,530)	46,208	$ (523,409)
Noncontrolling interests:						
Balance at beginning of year		$ 31,243		$ 21,271		$ 23,050
Investment in Joining Systems		600		—		—
Dividends paid to noncontrolling interests		(12,240)		—		(9,312)
Net income attributable to noncontrolling interests		8,399		12,663		6,752
Foreign currency translation		(2,062)		(2,691)		781
Balance at end of year		$ 25,940		$ 31,243		$ 21,271

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Nature of Operations

The principal business of Mueller Industries, Inc. is the manufacture and sale of copper tube and fittings; line sets; steel nipples; brass rod, bar, and shapes; aluminum and brass forgings; aluminum impact extrusions; compressed gas valves; refrigeration valves and fittings; compressed gas valves; pressure vessels; insulated flexible duct systems; and high-quality wire and cable solutions. The Company also resells brass and plastic plumbing valves, plastic fittings, malleable iron fittings, faucets, and plumbing specialty products. The Company markets its products to the HVAC, plumbing, refrigeration, hardware, and other industries. Mueller's operations are located throughout the United States and in Canada, Mexico, Great Britain, South Korea, the Middle East, and China.

Fiscal Years

The Company's fiscal year consists of 52 weeks ending on the last Saturday of December. These dates were December 27, 2025, December 28, 2024, and December 30, 2023.

Basis of Presentation

The Consolidated Financial Statements include the accounts of Mueller Industries, Inc. and its majority-owned subsidiaries. The noncontrolling interests represent private ownership interests of 40 percent of Jungwoo Metal Ind. Co., LTD (Jungwoo-Mueller), 45 percent of Mueller Middle East WLL (Mueller Middle East), and 40 percent of Joining Systems Co. LLC (Joining Systems). The Company records the results of Jungwoo-Mueller one month in arrears in the Consolidated Financial Statements.

Certain prior year balances have been reclassified to conform to current year presentation.

Common Stock Split

On September 26, 2023, the Company's shareholders approved an amendment to the Company's Restated Certificate of Incorporation to increase the total number of authorized shares of Common Stock from 100,000,000 to 250,000,000. Subsequently, the Company's Board of Directors announced a two-for-one stock split of its common stock effected in the form of a stock dividend of one share for each outstanding share. The record date for the stock split was October 6, 2023, and the additional shares were distributed on October 20, 2023. Shares authorized in prior periods are not adjusted. All other references to share and per share amounts presented in the Consolidated Financial Statements and this Annual Report on Form 10-K have been adjusted retroactively to reflect the stock split.

Revenue Recognition

Given the nature of the Company's business and product offerings, sales transactions with customers are generally comprised of a single performance obligation that involves delivery of the products identified in the contracts with customers. Performance obligations are generally satisfied at the point in time of shipment and payment is generally due within 60 days. Variable consideration is estimated for future rebates on certain product lines and product returns. The Company records variable consideration as an adjustment to the transaction price in the period it is incurred. Since variable consideration is settled within a short period of time, the time value of money is not significant. The cost of shipping product to customers is expensed as incurred as a component of cost of goods sold.

The Company's Domestic Piping Systems Group engages in certain transactions where it acts as an agent. Revenue from these transactions is recorded on a net basis.

See "Note 3 – Segment Information" for additional information on disaggregation of revenue from contracts with customers.

Acquisitions

Accounting for acquisitions requires the Company to recognize separately from goodwill the assets acquired and liabilities assumed at their acquisition date fair values. Goodwill is measured as the excess of the purchase price over the net amount allocated to the identifiable assets acquired and liabilities assumed. While management uses its best estimates and assumptions to

accurately value assets acquired and liabilities assumed at the acquisition date, the estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. The operating results generated by the acquired businesses are included in the Consolidated Statements of Income from their respective dates of acquisition. Acquisition related costs are expensed as incurred. See "Note 2 – Acquisitions & Dispositions" for additional information.

Cash Equivalents and Restricted Cash

Temporary investments with original maturities of three months or less are considered to be cash equivalents. These investments are stated at cost. At December 27, 2025 and December 28, 2024, temporary investments consisted of money market mutual funds, commercial paper, bank repurchase agreements, and U.S. and foreign government securities totaling approximately $1.03 billion and $776.6 million, respectively.

Amounts included in restricted cash relate to required deposits in brokerage accounts that facilitate the Company's hedging activities as well as imprest funds for the Company's self-insured workers' compensation program. See "Note 4 – Cash, Cash Equivalents, and Restricted Cash" for additional information.

Short-Term Investments

The fair value of short-term investments at December 27, 2025 and December 28, 2024, consisting of marketable securities, approximates the carrying value on those dates. These marketable securities are stated at fair value and classified as level 1 within the fair value hierarchy. This classification is defined as a fair value determined using observable inputs that reflect quoted prices in active markets for identical assets.

During 2025, the Company recognized gains of $18.5 million on short-term investments, of which $16.7 million was realized on the sale of marketable securities. The remaining $1.9 million represents unrealized gains relating to the excess fair value over the related cost basis of the marketable securities as of December 27, 2025. During 2024, the Company recognized gains of $0.9 million on short-term investments, of which $0.4 million was realized on the sale of marketable securities and the remaining $0.5 million represents unrealized gains relating to the excess fair value over the related cost basis of the marketable securities as of December 28, 2024. During 2023, the Company recognized gains of $41.9 million on short-term investments, of which $17.1 million was realized on the sale of marketable securities and the remaining $24.8 million represented unrealized gains relating to the excess fair value over the related cost basis of the marketable securities as of December 30, 2023.

Allowance for Credit Losses

The Company routinely grants credit to many of its customers without collateral. The risk of credit loss in trade receivables is substantially mitigated by the credit evaluation process. The Company provides an allowance for receivables that may not be fully collected. In circumstances where the Company is aware of a customer's inability to meet their financial obligations (e.g., bankruptcy filings or substantial credit rating downgrades), it records an allowance for credit losses against amounts due to reduce the net recognized receivable to the amount it believes most likely will be collected. For all other customers, the Company recognizes an allowance for credit losses based on its historical collection experience and the impact of current economic conditions. If circumstances change (e.g., greater than expected defaults or an unexpected material change in a major customer's ability to meet their financial obligations), the Company could change its estimate of the recoverability of amounts due by a material amount. Historically, credit losses have been within management's expectations. The balance for uncollectible accounts was $2.5 million and $3.7 million as of December 27, 2025 and December 28, 2024, respectively.

Inventories

The material component of the Company's U.S. copper tube and copper fittings inventories is valued on a LIFO basis and the non-material components of U.S. copper tube and copper fittings inventories are valued on a FIFO basis. The material component of its U.K. and Canadian copper tube inventories are valued on a FIFO basis. The material component of its brass rod, forgings, wire, and cable inventories are valued on a FIFO basis. Certain inventories are valued on an average cost basis. Elements of cost in finished goods inventory in addition to the cost of material include depreciation, amortization, utilities, maintenance, production wages, and transportation costs.

The market price of copper cathode and scrap is subject to volatility. During periods when open market prices decline below net book value, the Company may need to provide an allowance to reduce the carrying value of its inventory. In addition, certain

items in inventory may be considered obsolete and, as such, the Company may establish an allowance to reduce the carrying value of those items to their net realizable value. Changes in these estimates related to the value of inventory, if any, may result in a materially adverse impact on the Company's reported financial position or results of operations. The Company recognizes the impact of any changes in estimates, assumptions, and judgments in income in the period in which it is determined. See "Note 5 – Inventories" for additional information.

Leases

The Company leases certain manufacturing facilities, distribution centers, office space, and equipment. Leases with an initial term of twelve months or less are not recorded on the balance sheet; expense for these leases is recognized on a straight line-basis over the term of the lease. Most of the Company's leases include one or more options to renew up to five years and have remaining terms of one to 15 years. These options are not included in the Company's valuation of the right-of-use assets as the Company is not reasonably certain to exercise the options. See "Note 8 – Leases" for additional information.

Property, Plant, and Equipment

Property, plant, and equipment is stated at cost less accumulated depreciation. Expenditures for major additions and improvements are capitalized, while minor replacements, maintenance, and repairs are charged to expense as incurred. Depreciation of buildings, machinery, and equipment is provided on the straight-line method over the estimated useful lives ranging from 20 to 40 years for buildings and five to 20 years for machinery and equipment. Leasehold improvements are amortized over the lesser of their useful life or the remaining lease term.

The Company continually evaluates these assets to determine whether events or changes in circumstances have occurred that may warrant revision of the estimated useful life or whether the remaining balance should be evaluated for possible impairment. See "Note 9 – Property, Plant, and Equipment, Net" for additional information.

Goodwill

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired. Several factors give rise to goodwill in business acquisitions, such as the expected benefit from synergies of the combination and the existing workforce of the acquired business. Goodwill is evaluated annually for possible impairment as of the first day of the fourth quarter unless circumstances indicate the need to accelerate the timing of the evaluation. In the evaluation of goodwill impairment, management performs a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment is not conclusive, management compares the fair value of a reporting unit with its carrying amount and will recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, not to exceed the total amount of goodwill allocated to the reporting unit.

Fair value for the Company's reporting units is determined using a combination of the income and market approaches (level 3 within the fair value hierarchy), incorporating market participant considerations and management's assumptions on revenue growth rates, operating margins, discount rates and expected capital expenditures. The market approach measures the fair value of a business through the analysis of publicly traded companies or recent sales of similar businesses. The income approach uses a discounted cash flow model to estimate the fair value of reporting units based on expected cash flows (adjusted for capital investment required to support operations) and a terminal value. This cash flow stream is discounted to its present value to arrive at a fair value for each reporting unit. Future earnings are estimated using the Company's most recent annual projections, applying a growth rate to future periods. Those projections are directly impacted by the condition of the markets in which the Company's businesses participate. The discount rate selected for the reporting units is generally based on rates of return available for comparable companies at the date of valuation. Fair value determinations may include both internal and third-party valuations. See "Note 10 – Goodwill and Other Intangible Assets" for additional information.

Intangible Assets

Intangible assets include customer relationships, trade names, licenses, patents, technology, and other intangible assets acquired during business combinations and are amortized on a straight-line basis with estimated useful lives ranging from three to 20 years. See "Note 10 – Goodwill and Other Intangible Assets" for additional information.

Investments in Unconsolidated Affiliates

Tecumseh

The Company owns a 50 percent interest in an unconsolidated affiliate that acquired Tecumseh Products Company LLC (Tecumseh) and an entity that provides financing to Tecumseh. This investment is recorded using the equity method of accounting, as the Company can exercise significant influence but does not own a majority equity interest or otherwise control the entity. Under the equity method of accounting, this investment is stated at initial cost and is adjusted for subsequent additional investments and the Company's proportionate share of earnings or losses and distributions.

The Company records its proportionate share of the investee's net income or loss, net of foreign taxes, one quarter in arrears as income (loss) from unconsolidated affiliates, net of foreign tax, in the Consolidated Statements of Income and its proportionate share of the investee's other comprehensive income (loss), net of income taxes, in the Consolidated Statements of Comprehensive Income and Consolidated Statements of Changes in Equity. The U.S. tax effect of the Company's proportionate share of Tecumseh's income or loss is recorded in income tax expense in the Consolidated Statements of Income. In general, the equity investment in unconsolidated affiliates is equal to the current equity investment plus the investee's net accumulated losses.

Retail Distribution

The Company owns a 28 percent noncontrolling equity interest in a limited liability company in the retail distribution business. This investment is recorded using the equity method of accounting. The Company records its proportionate share of the investee's net income or loss one month in arrears as income (loss) from unconsolidated affiliates in the Consolidated Statements of Income. The Company's proportionate share of the investee's other comprehensive income (loss), net of income taxes, is recorded in the Consolidated Statements of Comprehensive Income and Consolidated Statements of Changes in Equity.

The investments in unconsolidated affiliates are assessed periodically for impairment and written down when the carrying amount is not considered fully recoverable. See "Note 11 – Investments in Unconsolidated Affiliates" for additional information.

Self-Insurance Accruals

The Company is primarily self-insured for workers' compensation claims and benefits paid under certain employee health care programs. Accruals are primarily based on estimated undiscounted cost of claims, which includes incurred but not reported claims, and are classified as accrued wages and other employee costs.

Pension Benefit Plans

The Company sponsors qualified and nonqualified pension benefit plans in certain foreign locations. The Company recognizes the overfunded or underfunded status of the plans as an asset or liability in the Consolidated Balance Sheets with changes in the funded status recorded through comprehensive income in the year in which those changes occur. The obligations for these plans are determined by actuaries and affected by certain assumptions, including discount rates, expected long-term return on plan assets for defined benefit pension plans, and certain employee-related factors, such as retirement age and mortality. The Company evaluates its assumptions periodically and makes adjustments as necessary.

The expected return on plan assets is determined using the market value of plan assets. Differences between assumed and actual returns are amortized to the market value of assets on a straight-line basis over the average remaining service period of the plan participants using the corridor approach. The corridor approach defers all actuarial gains and losses resulting from variances between actual results and actuarial assumptions. These unrecognized gains and losses are amortized when the net gains and losses exceed 10 percent of the greater of the market value of the plan assets or the projected benefit obligation. The amount in excess of the corridor is amortized over the average remaining service period of the plan participants. For 2025, the average remaining service period for the pension plans was 11 years.

We determine the discount rate (which is required to be the rate at which the projected benefit obligation could be effectively settled as of the measurement date) with the assistance of actuaries, who calculate the yield available on high quality corporate bonds of a term that reflects the maturity and duration of expected benefit payments. See "Note 14 – Benefit Plans" for additional information.

Environmental Reserves and Environmental Expenses

The Company recognizes an environmental liability when it is probable the liability exists and the amount is reasonably estimable. The Company estimates the duration and extent of its remediation obligations based upon reports of outside consultants, internal and third-party estimates and analyses of cleanup costs and ongoing monitoring costs, communications with regulatory agencies, and changes in environmental law. If the Company were to determine that its estimates of the duration or extent of its environmental obligations were no longer accurate, it would adjust environmental liabilities accordingly in the period that such determination is made. Estimated future expenditures for environmental remediation are not discounted to their present value.

Environmental expenses that relate to ongoing operations are included as a component of cost of goods sold. Environmental expenses related to non-operating properties are presented below operating income in the Consolidated Statements of Income. See "Note 15 – Commitments and Contingencies" for additional information.

Earnings Per Share

Basic earnings per share is computed based on the weighted average number of common shares outstanding. Diluted earnings per share reflects the increase in weighted average common shares outstanding that would result from the assumed exercise of outstanding stock options and vesting of restricted stock awards calculated using the treasury stock method. There were approximately 157 thousand stock-based awards excluded from the computation of diluted earnings per share for the year ended December 27, 2025 because they were antidilutive. There were no stock-based awards excluded from the computation of diluted earnings per share for the years ended December 28, 2024 because they were antidilutive.

Income Taxes

Deferred income tax assets and liabilities are recognized when differences arise between the treatment of certain items for financial statement and tax purposes. Realization of certain components of deferred tax assets is dependent upon the occurrence of future events. The Company records valuation allowances to reduce its deferred tax assets to the amount it believes is more likely than not to be realized. These valuation allowances can be impacted by changes in tax laws, changes to statutory tax rates, and future taxable income levels and are based on the Company's judgment, estimates, and assumptions regarding those future events. In the event the Company was to determine that it would not be able to realize all or a portion of the net deferred tax assets in the future, it would increase the valuation allowance through a charge to income tax expense in the period that such determination is made. Conversely, if it was to determine that it would be able to realize its deferred tax assets in the future, in excess of the net carrying amounts, the Company would decrease the recorded valuation allowance through a decrease to income tax expense in the period that such determination is made.

The Company provides for uncertain tax positions and the related interest and penalties, if any, based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. Tax benefits for uncertain tax positions that are recognized in the financial statements are measured as the largest amount of benefit, determined on a cumulative probability basis, that is more likely than not to be realized upon ultimate settlement. To the extent the Company prevails in matters for which a liability for an uncertain tax position is established or is required to pay amounts in excess of the liability, the Company's effective tax rate in a given financial statement period may be affected.

These estimates are highly subjective and could be affected by changes in business conditions and other factors. Changes in any of these factors could have a material impact on future income tax expense. See "Note 16 – Income Taxes" for additional information.

Taxes Collected from Customers and Remitted to Governmental Authorities

Taxes assessed by a governmental authority that are directly imposed on a revenue producing transaction between the Company and its customers, primarily value added taxes in foreign jurisdictions, are accounted for on a net (excluded from revenues and costs) basis.

Stock-Based Compensation

The Company has in effect stock incentive plans under which stock-based awards have been granted to certain employees and members of its Board of Directors. Stock-based compensation expense is recognized in the Consolidated Statements of Income as

a component of selling, general, and administrative expense based on the grant date fair value of the awards. See "Note 18 – Stock-Based Compensation" for additional information.

Concentrations of Credit and Market Risk

Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company's customer base, and their dispersion across different geographic areas and different industries, including HVAC, plumbing, refrigeration, hardware, automotive, OEMs, energy, telecommunication, electrical transmission and distribution, and others.

The Company minimizes its exposure to base metal price fluctuations through various strategies. Generally, it prices an equivalent amount of copper raw material, under flexible pricing arrangements it maintains with its suppliers, at the time it determines the selling price of finished products to its customers.

Derivative Instruments and Hedging Activities

The Company's earnings and cash flows are subject to fluctuations due to changes in commodity prices, foreign currency exchange rates, and interest rates. The Company uses derivative instruments such as commodity futures contracts, foreign currency forward contracts, and interest rate swaps to manage these exposures.

All derivatives are recognized in the Consolidated Balance Sheets at their fair value. On the date the derivative contract is entered into, it is either a) designated as a hedge of (i) a forecasted transaction or the variability of cash flow to be paid (cash flow hedge) or (ii) the fair value of a recognized asset or liability (fair value hedge), or b) not designated in a hedge accounting relationship, even though the derivative contract was executed to mitigate an economic exposure (economic hedge), as the Company does not enter into derivative contracts for trading purposes. Changes in the fair value of a derivative that is qualified, designated, and highly effective as a cash flow hedge are recorded in stockholders' equity within accumulated other comprehensive income (AOCI), to the extent effective, until they are reclassified to earnings in the same period or periods during which the hedged transaction affects earnings. Changes in the fair value of undesignated derivative instruments executed as economic hedges are reported in current earnings.

The Company documents all relationships between derivative instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivative instruments that are designated as fair value hedges to specific assets and liabilities in the Consolidated Balance Sheets and linking cash flow hedges to specific forecasted transactions or variability of cash flow.

The Company also assesses, both at the hedge's inception and on an ongoing basis, whether the designated derivative instruments that are used in hedging transactions are highly effective in offsetting changes in cash flow or fair values of hedged items. When a derivative instrument is determined not to be highly effective as a hedge or the underlying hedged transaction is no longer probable of occurring, hedge accounting is discontinued prospectively in accordance with the derecognition criteria for hedge accounting.

The Company primarily executes derivative contracts with major financial institutions. These counterparties expose the Company to credit risk in the event of non-performance. The amount of such exposure is limited to the fair value of the contract plus the unpaid portion of amounts due to the Company pursuant to terms of the derivative instruments, if any. If a downgrade in the credit rating of these counterparties occurs, management believes that this exposure is mitigated by provisions in the derivative arrangements which allow for the legal right of offset of any amounts due to the Company from the counterparties with any amounts payable to the counterparties by the Company. As a result, management considers the risk of loss from counterparty default to be minimal. See "Note 7 – Derivative Instruments and Hedging Activities" for additional information.

Foreign Currency Translation

For foreign subsidiaries for which the functional currency is not the U.S. dollar, balance sheet accounts are translated at exchange rates in effect at the end of the year and income statement accounts are translated at average exchange rates for the year. Translation gains and losses are included in equity as a component of AOCI. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are recognized in selling, general, and administrative expense in the Consolidated Statements of Income. Included in the Consolidated Statements of Income were net transaction losses of $2.6 million in 2025, gains of $7.3 million in 2024, and losses of $4.4 million in 2023.

Use of and Changes in Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States (U.S. GAAP) requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Areas where the nature of the estimate makes it reasonably possible that actual results could materially differ from amounts estimated include but are not limited to: pension and other postretirement benefit plan obligations, tax liabilities, loss contingencies, litigation claims, environmental reserves, acquisitions, and impairment assessments of long-lived assets (including goodwill).

Recently Adopted Accounting Standards

In December 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. The new guidance primarily enhances and expands both the income tax rate reconciliation disclosure and the income taxes paid disclosure. The ASU was effective for annual periods beginning after December 15, 2024 for public entities on a prospective basis. The Company adopted the ASU during the fourth quarter of 2025 and updated its disclosures accordingly. See "Note 16 – Income Taxes" for additional information.

Recently Issued Accounting Standards

In December 2025, the FASB issued ASU 2025-12, *Codification Improvements*. The new guidance addresses suggestions received from stakeholders regarding the Accounting Standards Codification (ASC) and makes other incremental improvements to U.S. GAAP. The update represents changes to the ASC that clarify, correct errors in, or make other improvements to a variety of topics that are intended to make it easier to understand and apply. The ASU is effective for fiscal years beginning after December 15, 2026 and interim periods within those fiscal years. Entities are required to apply the amendments to ASC 260 retrospectively. All other amendments may be applied prospectively or retrospectively. Early adoption is permitted. The Company is evaluating the impact of this guidance on its Consolidated Financial Statements and related disclosures.

In December 2025, the FASB issued ASU 2025-11, *Interim Reporting (Topic 270): Narrow-Scope Improvements*. The new guidance is intended to improve the navigability of guidance in ASC 270, *Interim Reporting*, and clarify when it applies. The amendments also provide guidance on what disclosures should be provided in interim reporting periods. The ASU is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. The guidance can be applied prospectively or retrospectively, and early adoption is permitted. The Company is in the process or analyzing the impact of the standard on its disclosures.

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*. The new guidance requires disclosure of additional information about specific expense categories. The guidance applies to all public entities and is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027. The updated guidance requires prospective adoption but may be applied retrospectively, and early adoption is permitted. The Company is in the process of analyzing the impact of the standard on its disclosures.

In March 2024, the Securities and Exchange Commission issued final rules on the enhancement and standardization of climate-related disclosures. The rules require disclosure of, among other things: material climate-related risks, activities to mitigate or adapt to such risks, governance and management of such risks, and material greenhouse gas (GHG) emissions from operations owned or controlled (Scope 1) and/or indirect emissions from purchased energy consumed in operations (Scope 2). Additionally, the rules require disclosure in the notes to the financial statements of the effects of severe weather events and other natural conditions, subject to certain materiality thresholds. The rules were scheduled to become effective on a phased-in timeline in fiscal years beginning in 2025; however, in March 2025 the SEC announced it was ending its defense of the rules in pending litigation, meaning it is uncertain if or when compliance will be mandated. The Company is in the process of analyzing the impact of the rules on its disclosures.

Note 2 – Acquisitions and Dispositions

2024 Acquisitions

Elkhart Products Corporation

On August 2, 2024, the Company entered into an equity purchase agreement to acquire all of the outstanding shares of Elkhart Products Corporation (Elkhart) for approximately $38.2 million in cash at closing, net of cash acquired and working capital adjustments. Elkhart is a U.S. manufacturer of copper solder fittings with two manufacturing locations in Elkhart, Indiana and Fayetteville, Arkansas. The business complements the Company's existing business within the Piping Systems segment where the operating results are included in the Domestic Piping Systems Group subsequent to the acquisition date.

The acquisition of Elkhart was not material to the Company's financial position or results of operations; therefore, pro forma operating results and other disclosures related to the acquisition are not presented as the results would not be significantly different than the reported results.

Nehring Electrical Works Company

On April 19, 2024, the Company entered into an equity purchase agreement to acquire Nehring Electrical Works Company and certain of its affiliated companies (collectively, "Nehring"). The transaction closed on May 28, 2024, whereby the Company purchased all of the outstanding equity of Nehring for approximately $569.2 million, net of working capital adjustments. The total purchase price consisted of $564.5 million in cash at closing and a contingent consideration arrangement which requires the Company to pay the sellers up to $19.0 million based on EBITDA growth of the acquired business. Nehring produces high-quality wire and cable solutions for the utility, telecommunication, electrical distribution, and OEM markets. Nehring provides the Company a substantial platform for expansion in the energy infrastructure space. The acquired business is reported in the Company's Industrial Metals segment.

For the year ended December 27, 2025, Nehring reported net sales of $428.8 million and operating income of $25.9 million. For the year ended December 28, 2024, the Company's total net sales and operating income included net sales of $220.7 million and operating income of $12.4 million recognized by Nehring from the date of acquisition. The Company incurred approximately $2.7 million of transaction-related expenses which were included in selling, general, and administrative expense in the Consolidated Statement of Income for the year ended December 28, 2024.

The following table presents pro forma consolidated results of operations as if the Nehring acquisition had occurred at the beginning of 2023. The pro forma information does not purport to be indicative of the results that would have been obtained if the operations had actually been combined during the periods presented, and is not necessarily indicative of operating results to be expected in future periods. The most significant pro forma adjustments to the historical results of operations relate to the application of purchase accounting and the amortization for intangible assets acquired, the financing structure, and estimated income taxes.

(In thousands, except per share data)		2024		2023
Net sales	$	3,903,228	$	3,811,909
Net income		608,961		624,683
Basic earnings per share	$	5.47	$	5.61
Diluted earnings per share	$	5.34	$	5.50

Purchase Price Allocations

These acquisitions were accounted for using the acquisition method of accounting whereby the total purchase price was allocated to tangible and intangible assets acquired and liabilities assumed based on respective fair values.

The purchase price allocations for both acquisitions are final as of December 27, 2025. For Elkhart, changes to the purchase price allocation from the amounts presented in the Company's 2024 Annual Report on Form 10-K included the valuation of property, plant, and equipment and intangible assets. These changes resulted in a net decrease to goodwill of $14.4 million, and the impact of these measurement period adjustments recorded in 2025 were not material to the Consolidated Statement of Income. For

Nehring, there were no changes to the purchase price allocation from the amounts presented in the Company's 2024 Annual Report on Form 10-K.

The following table summarizes the allocation of the purchase price to acquire these businesses, which were financed by available cash balances, as well as the assets acquired and liabilities assumed at the respective acquisition dates.

(In thousands)	Elkhart	Nehring
Total consideration	$ 38,158	$ 569,171
Allocated to:		
Accounts receivable	10,827	41,666
Inventories	18,720	38,803
Other current assets	356	960
Property, plant, and equipment	19,805	98,819
Tax-deductible goodwill	658	146,137
Intangible assets	560	271,700
Total assets acquired	50,926	598,085
Accounts payable	5,962	19,569
Other current liabilities	6,806	9,345
Total liabilities assumed	12,768	28,914
Net assets acquired	$ 38,158	$ 569,171

In determining the fair value of amounts above, the Company utilized various forms of the income, cost, and market approaches depending on the asset or liability being valued. The estimation of fair value required judgment related to future net cash flows, discount rates, customer attrition rates, competitive trends, market comparisons, and other factors. As a result, the Company utilized third-party valuation specialists to assist in determining the fair value of certain assets. Inputs were generally determined by taking into account independent appraisals and historical data, supplemented by current and anticipated market conditions.

The following details the total intangible assets identified in the allocation of the purchase price at the respective acquisition dates:

(In thousands)	Estimated Useful Life	Elkhart	Nehring
Intangible asset type:			
Customer relationships	20 years	$ —	$ 208,080
Non-compete agreements	5 years	—	700
Trade names	10-15 years	560	54,530
Certifications	5 years	—	8,390
Total intangible assets		$ 560	$ 271,700

2023 Disposition

Heatlink Group

Effective July 3, 2023, the Company transferred 100 percent of the outstanding shares of Heatlink Group, Inc. and Heatlink Group USA, LLC for an additional 11 percent equity interest in the limited liability company in the retail distribution business. This equity interest, combined with the 17 percent equity interest acquired with the contribution of Die-Mold in 2021, gave the Company a 28 percent equity interest in the limited liability company. Heatlink Group produces a complete line of products for PEX plumbing and radiant systems in Canada and sells these products in Canada and the U.S. and was included in the Piping

Systems segment. Heatlink Group reported net sales of $15.6 million and operating income of $1.7 million for the year ended December 30, 2023 compared to net sales of $39.1 million and operating income of $7.2 million for the year ended December 31, 2022. As a result of the transaction, the Company recognized a gain of $4.1 million in 2023 based on the excess of the fair value of the consideration received (the 11 percent equity interest) over the carrying value of Heatlink Group. The Company equally weighted an income discounted cash flow approach and market comparable companies approach using an EBITDA multiple to determine the fair value of the consideration received of $26.0 million, which was recognized within the Investments in unconsolidated affiliates line of the Consolidated Balance Sheet as of December 30, 2023. The excess of the fair value of the deconsolidated subsidiary over its carrying value resulted in the gain.

Note 3 –Segment Information

The Company's reportable segments are Piping Systems, Industrial Metals, and Climate. Each of the reportable segments is composed of certain operating segments that are aggregated primarily by the nature of products offered as follows:

Piping Systems

Piping Systems is composed of the following operating segments: Domestic Piping Systems Group (including Elkhart, acquired in fiscal August 2024), Great Lakes Copper, European Operations, Trading Group, Jungwoo-Mueller (the Company's South Korean joint venture), and Mueller Middle East (the Company's Bahraini joint venture). The Domestic Piping Systems Group manufactures and distributes copper tube, fittings, and line sets. These products are manufactured in the U.S., sold in the U.S., and exported to markets worldwide. Outside the U.S., Great Lakes Copper manufactures copper tube and line sets in Canada and sells the products primarily in the U.S. and Canada. European Operations manufactures copper tube in the U.K. which is sold primarily in Europe. The Trading Group manufactures pipe nipples and resells brass and plastic plumbing valves, malleable iron fittings, faucets, and plumbing specialty products in the U.S. and Mexico. Jungwoo-Mueller manufactures copper-based joining products that are sold worldwide. Mueller Middle East manufactures copper tube and serves markets in the Middle East and Northern Africa. The Piping Systems segment's products are sold primarily to plumbing, refrigeration, and air-conditioning wholesalers, hardware wholesalers and co-ops, building product retailers, and air-conditioning OEMs.

As disclosed in "Note 15 – Commitments & Contingencies," during 2025 the Company recorded gains of $41.1 million for the excess of insurance proceeds received over the losses incurred related to the March 2023 tornado at its Covington, Tennessee manufacturing operation. In addition, the Company recognized net gains on the disposal of assets of $15.0 million and fixed asset impairment charges on idled equipment of $2.0 million. These items were reported within the Piping Systems segment.

As disclosed in "Note 2 – Acquisitions & Dispositions," during 2023 the Company exchanged the outstanding common stock of Heatlink Group for an additional equity interest in a limited liability company in the retail distribution business, resulting in the deconsolidation of Heatlink Group and the recognition of a $4.1 million gain. This gain is reported within Corporate and Eliminations. The results of Heatlink Group, prior to deconsolidation, were included within the Piping Systems segment.

Industrial Metals

Industrial Metals is composed of the following operating segments: Brass Rod, Impacts & Micro Gauge, Brass Value-Added Products, Precision Tube, and Nehring (acquired in fiscal June 2024). These businesses manufacture brass rod, impact extrusions and forgings, specialty copper, copper alloy, and aluminum tube, as well as a wide variety of end products including plumbing brass, automotive components, valves, fittings, gas assemblies, and high-quality wire and cable solutions. These products are manufactured in the U.S. and sold primarily to OEMs and utilities in the U.S., many of which are in the industrial, transportation, construction, heating, ventilation, and air-conditioning, plumbing, refrigeration, energy, telecommunication, and electrical transmission and distribution markets.

During 2025, the segment recognized fixed asset impairment charges on idled equipment of $1.7 million.

Climate

Climate is composed of the following operating segments: Refrigeration Products, Westermeyer, Turbotec, Flex Duct, and Linesets, Inc. These domestic businesses manufacture and fabricate valves, assemblies, high pressure components, coaxial heat exchangers, insulated HVAC flexible duct systems, and line sets primarily for the heating, ventilation, air-conditioning, and refrigeration markets in the U.S.

During 2025, the segment recognized net losses on the disposal of assets of $1.0 million. During 2024 the Company sold two buildings, resulting in gains of $4.5 million recognized in the segment. During 2023 the Company settled the insurance claim related to the August 2022 fire in its Bluffs, Illinois manufacturing operation, resulting in a gain of $19.5 million recognized in the segment.

The Company's chief operating decision maker (CODM) is the chief executive officer. Performance of segments is generally evaluated by their operating income. Summarized product line, geographic, and segment information is shown in the following tables. Unallocated expenses include general corporate expenses, plus certain charges or credits not included in segment activity. Geographic sales data indicates the location from which products are shipped.

During 2025, 2024, and 2023, no single customer exceeded 10 percent of worldwide sales.

The following tables represent a disaggregation of revenue from contracts with customers, along with the reportable segment for each category:

(In thousands)	For the Year Ended December 27, 2025			
	Piping Systems	Industrial Metals	Climate	Total
Tube and fittings	$ 2,216,968	$ —	$ —	$ 2,216,968
Brass rod, forgings, wire and cable	—	886,575	—	886,575
OEM components, tube & assemblies	—	77,967	131,750	209,717
Valves and plumbing specialties	491,758	—	—	491,758
Flex duct and other HVAC components	—	—	366,179	366,179
Other	—	59,088	—	59,088
	$ 2,708,726	$ 1,023,630	$ 497,929	$ 4,230,285
Intersegment sales				(51,738)
Net sales				$ 4,178,547

(In thousands)	For the Year Ended December 28, 2024			
	Piping Systems	Industrial Metals	Climate	Total
Tube and fittings	$ 2,063,777	$ —	$ —	$ 2,063,777
Brass rod, forgings, wire and cable	—	695,883	—	695,883
OEM components, tube & assemblies	—	73,197	118,626	191,823
Valves and plumbing specialties	450,319	—	—	450,319
Flex duct and other HVAC components	—	—	369,820	369,820
Other	—	49,359	—	49,359
	$ 2,514,096	$ 818,439	$ 488,446	$ 3,820,981
Intersegment sales				(52,215)
Net sales				$ 3,768,766

Disaggregation of revenue from contracts with customers (continued):

(In thousands)	For the Year Ended December 30, 2023			
	Piping Systems	Industrial Metals	Climate	Total
Tube and fittings	$ 1,926,975	$ —	$ —	$ 1,926,975
Brass rod and forgings	—	454,246	—	454,246
OEM components, tube & assemblies	—	79,879	120,923	200,802
Valves and plumbing specialties	455,598	—	—	455,598
Flex duct and other HVAC components	—	—	379,867	379,867
Other	—	43,750	—	43,750
	$ 2,382,573	$ 577,875	$ 500,790	$ 3,461,238
Intersegment sales				(40,893)
Net sales				$ 3,420,345

Summarized segment information is as follows:

(In thousands)	For the Year Ended December 27, 2025			
	Piping Systems	Industrial Metals	Climate	Total
External net sales	$ 2,676,106	$ 1,005,634	$ 496,807	$ 4,178,547
Internal net sales	32,620	17,996	1,122	51,738
	2,708,726	1,023,630	497,929	4,230,285
Reconciliation of net sales:				
Elimination of intersegment net sales				(51,738)
Total net sales				4,178,547
Less: [1]				
Manufacturing costs [2]	1,862,246	877,057	321,372	3,060,675
Sales and marketing expense	31,058	5,856	13,778	50,692
Distribution expense	44,332	2,414	1,995	48,741
Other segment items [3]	(1,226)	33,255	15,731	47,760
Segment operating income	772,316	105,048	145,053	1,022,417
Reconciliation of segment operating income:				
Corporate expenses				(63,875)
Interest expense				(108)
Interest income				41,068
Realized and unrealized gains on short-term investments				18,547
Environmental expense				(2,151)
Pension plan termination expense				(4,830)
Other income, net				1,294
Income before income taxes				$ 1,012,362

[1] The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM. Intersegment expenses are included within the amounts shown.

[2] Manufacturing costs include material, manufacturing conversion costs, and freight.

[3] Other segment items include administrative employee compensation expense, professional fees, foreign currency exchange gains/losses, other overhead costs, and other items such as gains/losses on sale of assets, impairment charges, and gains on insurance proceeds (as applicable).

Segment information (continued):

(In thousands)	For the Year Ended December 28, 2024			
	Piping Systems	Industrial Metals	Climate	Total
External net sales	$ 2,477,729	$ 803,277	$ 487,760	$ 3,768,766
Internal net sales	36,367	15,162	686	52,215
	2,514,096	818,439	488,446	3,820,981
Reconciliation of net sales:				
Elimination of intersegment net sales				(52,215)
Total net sales				3,768,766
Less: [1]				
Manufacturing costs [2]	1,797,203	697,400	317,263	2,811,866
Sales and marketing expense	27,605	3,822	13,707	45,134
Distribution expense	39,108	2,237	2,137	43,482
Other segment items [3]	32,729	22,420	9,285	64,434
Segment operating income	617,451	92,560	146,054	856,065
Reconciliation of segment operating income:				
Corporate expenses				(85,676)
Interest expense				(410)
Interest income				53,468
Realized and unrealized gains on short-term investments				914
Environmental expense				(2,218)
Gain on extinguishment of NMTC liability				1,265
Other expense, net				(2,946)
Income before income taxes				$ 820,462

Segment information (continued):

(In thousands)	For the Year Ended December 30, 2023			
	Piping Systems	Industrial Metals	Climate	Total
External net sales	$ 2,355,516	$ 564,115	$ 500,714	$ 3,420,345
Internal net sales	27,057	13,760	76	40,893
	2,382,573	577,875	500,790	3,461,238
Reconciliation of net sales:				
Elimination of intersegment net sales				(40,893)
Total net sales				3,420,345
Less: [1]				
Manufacturing costs [2]	1,703,161	487,245	318,588	2,508,994
Sales and marketing expense	26,549	2,412	13,981	42,942
Distribution expense	36,645	2,331	2,410	41,386
Other segment items [3]	46,979	9,508	(6,053)	50,434
Segment operating income	569,239	76,379	171,864	817,482
Reconciliation of segment operating income:				
Corporate expenses				(61,429)
Interest expense				(1,221)
Interest income				38,208
Realized and unrealized gains on short-term investments				41,865
Environmental expense				(825)
Gain on extinguishment of NMTC liability				7,534
Other income, net				3,618
Income before income taxes				$ 845,232

Other segment disclosures:

| (In thousands) | For the Year Ended December 27, 2025 | | | | |
	Piping Systems	Industrial Metals	Climate	Corporate and Unallocated	Total
Depreciation and amortization [4]	$ 22,657	$ 33,699	$ 6,741	$ 5,464	$ 68,561
(Gain) loss on disposal of assets, net	(14,990)	(33)	1,010	(11,865)	(25,878)
Impairment charges	2,018	1,717	—	—	3,735
Gain on insurance proceeds	(41,147)	—	—	—	(41,147)
Expenditures for long-lived assets (including those resulting from business acquisitions)	26,142	34,249	8,414	—	68,805
Segment assets	1,226,524	849,049	265,445	1,392,011	3,733,029

[4] *The amount of depreciation and amortization disclosed by reportable segment is included within the other segment expense captions, such as manufacturing costs or other segment items.*

| (In thousands) | For the Year Ended December 28, 2024 | | | | |
	Piping Systems	Industrial Metals	Climate	Corporate and Unallocated	Total
Depreciation and amortization [4]	$ 20,048	$ 21,511	$ 6,535	$ 5,039	$ 53,133
Loss (gain) on disposal of assets, net	257	—	(4,471)	(1,566)	(5,780)
Expenditures for long-lived assets (including those resulting from business acquisitions)	26,433	138,211	8,533	11,762	184,939
Segment assets	1,167,955	812,751	264,738	1,045,462	3,290,906

| (In thousands) | For the Year Ended December 30, 2023 | | | | |
	Piping Systems	Industrial Metals	Climate	Corporate and Unallocated	Total
Depreciation and amortization [4]	$ 20,461	$ 7,273	$ 7,567	$ 4,653	$ 39,954
Gain on sale of businesses	—	—	—	(4,137)	(4,137)
Impairment charges	6,258	—	—	—	6,258
Gain on insurance proceeds	—	—	(19,466)	—	(19,466)
Expenditures for long-lived assets (including those resulting from business acquisitions)	19,118	9,406	15,407	10,094	54,025
Segment assets	1,029,821	157,761	252,561	1,319,158	2,759,301

Summarized geographic information is as follows:

(In thousands)		2025		2024		2023
Net sales:						
United States	$	3,285,448	$	2,826,574	$	2,572,141
United Kingdom		283,279		280,726		270,128
Canada		347,742		344,614		339,682
Asia and the Middle East		186,619		231,092		153,816
Mexico		75,459		85,760		84,578
Total net sales	$	4,178,547	$	3,768,766	$	3,420,345

Long-lived assets:		2025		2024		2023
United States	$	431,345	$	412,294	$	273,604
United Kingdom		38,327		37,876		40,045
Canada		18,527		15,597		18,152
Asia and the Middle East		46,707		48,115		50,725
Mexico		1,560		1,249		2,639
Total long-lived assets	$	536,466	$	515,131	$	385,165

Note 4 – Cash, Cash Equivalents, and Restricted Cash

(In thousands)		2025		2024
Cash & cash equivalents	$	1,367,003	$	1,037,229
Restricted cash included within other current assets		18,052		1,564
Restricted cash included within other assets		102		102
Total cash, cash equivalents, and restricted cash	$	1,385,157	$	1,038,895

Note 5 – Inventories

(In thousands)		2025		2024
Raw materials and supplies	$	280,810	$	147,964
Work-in-process		127,369		74,684
Finished goods		113,362		251,447
Valuation reserves		(11,078)		(11,816)
Inventories	$	510,463	$	462,279

Inventories valued using the LIFO method totaled $7.5 million at December 27, 2025 and $12.4 million at December 28, 2024. At December 27, 2025 and December 28, 2024, the approximate FIFO cost of such inventories was $147.2 million and $128.0 million, respectively.

At the end of 2025 and 2024, the FIFO value of inventories consigned to others was $20.4 million and $17.1 million, respectively.

Note 6 – Other Current Liabilities

Included in other current liabilities as of December 27, 2025 and December 28, 2024 were the following: (i) customer rebates of $89.1 million and $81.5 million, respectively, (ii) current taxes payable of $11.4 million and $19.6 million, respectively, and (iii) current environmental liabilities of $3.2 million and $3.2 million, respectively. In addition, the balance at December 27, 2025 included net loss positions on derivative contracts of $17.4 million, and the balance at December 28, 2024 included advances of $21.6 million related to the insurance claim for the March 2023 tornado at the Company's Covington, Tennessee manufacturing operation that were recognized as gains in 2025.

Note 7 – Derivative Instruments and Hedging Activities

The Company's earnings and cash flows are subject to fluctuations due to changes in commodity prices, foreign currency exchange rates, and interest rates. The Company uses derivative instruments such as commodity futures contracts, foreign currency forward contracts, and interest rate swaps to manage these exposures.

Commodity Futures Contracts

Copper and brass represent the largest component of the Company's variable costs of production. The cost of these materials is subject to global market fluctuations caused by factors beyond the Company's control. The Company occasionally enters into forward fixed-price arrangements with certain customers; the risk of these arrangements is generally managed with commodity futures contracts. These futures contracts have been designated as cash flow hedges.

At December 27, 2025, the Company held open futures contracts to purchase approximately $16.6 million of copper over the next 12 months related to fixed price sales orders. The fair value of those futures contracts was a $2.0 million net gain position, which was determined by obtaining quoted market prices (level 1 within the fair value hierarchy). In the next 12 months, the Company will reclassify into earnings realized gains or losses relating to cash flow hedges. At December 27, 2025, this amount was approximately $1.5 million of deferred net gains, net of tax.

The Company may also enter into futures contracts to protect the value of inventory against market fluctuations. At December 27, 2025, the Company held open futures contracts to sell approximately $164.9 million of copper over the next 12 months related to copper inventory. The fair value of those futures contracts was a $17.3 million net loss position, which was determined by obtaining quoted market prices (level 1 within the fair value hierarchy).

The Company presents its derivative assets and liabilities in the Consolidated Balance Sheets on a net basis by counterparty. The following table summarizes the location and fair value of the derivative instruments and disaggregates the net derivative assets and liabilities into gross components on a contract-by-contract basis:

| | Asset Derivatives | | | Liability Derivatives | | |
| | | Fair Value | | | Fair Value | |
(In thousands)	Balance Sheet Location	2025	2024	Balance Sheet Location	2025	2024
Commodity contracts - gains	Other current assets	$ 1,983	$ 235	Other current liabilities	$ —	$ 42
Commodity contracts - losses	Other current assets	—	(62)	Other current liabilities	(17,336)	(405)
Total derivatives [1]		$ 1,983	$ 173		$ (17,336)	$ (363)

[1] *Does not include the impact of cash collateral provided to counterparties.*

The following table summarizes the effects of derivative instruments on the Consolidated Statements of Income:

(In thousands)	Location	2025	2024
Undesignated derivatives:			
Loss on commodity contracts (nonqualifying)	Cost of goods sold	$ (1,230)	$ (2,305)

The following tables summarize amounts recognized in and reclassified from AOCI during the period:

	For the Year Ended December 27, 2025		
(In thousands)	Gain Recognized in AOCI (Effective Portion), Net of Tax	Classification Gains (Losses)	Gain Reclassified from AOCI (Effective Portion), Net of Tax
Cash flow hedges:			
Commodity contracts	$ 6,390	Cost of goods sold	$ (4,525)
Other	20	Other	—
Total	$ 6,410	Total	$ (4,525)

	For the Year Ended December 28, 2024		
(In thousands)	Gain Recognized in AOCI (Effective Portion), Net of Tax	Classification Gains (Losses)	Gain Reclassified from AOCI (Effective Portion), Net of Tax
Cash flow hedges:			
Commodity contracts	$ 168	Cost of goods sold	$ (586)
Other	14	Other	—
Total	$ 182	Total	$ (586)

The Company primarily enters into International Swaps and Derivatives Association master netting agreements with major financial institutions that permit the net settlement of amounts owed under their respective derivative contracts. Under these master netting agreements, net settlement generally permits the Company or the counterparty to determine the net amount payable for contracts due on the same date and in the same currency for similar types of derivative transactions. The master netting agreements generally also provide for net settlement of all outstanding contracts with the counterparty in the case of an event of default or a termination event. The Company does not offset fair value amounts for derivative instruments and fair value amounts recognized for the right to reclaim cash collateral. At December 27, 2025 and December 28, 2024, the Company had recorded restricted cash in other current assets of $17.9 million and $1.4 million, respectively, as collateral related to open derivative contracts under the master netting arrangements.

Note 8 – Leases

The Company leases certain facilities, vehicles, and equipment which expire on various dates through 2041. The following table includes supplemental information with regards to the Company's operating leases:

(In thousands, except lease term and discount rate)	2025	2024
Operating lease right-of-use assets	$ 27,211	$ 32,702
Current portion of operating lease liabilities	8,520	8,117
Noncurrent operating lease liabilities	18,970	24,547
Total operating lease liabilities	$ 27,490	$ 32,664
Weighted average discount rate	4.14 %	3.87 %
Weighted average remaining lease term (in years)	3.59	4.72

Some of the Company's leases include variable lease costs such as taxes, insurance, etc. These costs are immaterial for disclosure.

The following table presents certain information related to operating lease costs and cash paid during the period:

	For the Year Ended	
(In thousands)	December 27, 2025	December 28, 2024
Operating lease costs	$ 9,993	$ 10,036
Short term lease costs	4,514	3,512
Total lease costs	$ 14,507	$ 13,548
Cash paid for amounts included in the measurement of lease liabilities	$ 9,748	$ 9,609

Maturities of the Company's operating leases are as follows:

(In thousands)	Amount
2026	$ 9,407
2027	7,961
2028	4,927
2029	3,459
2030	2,365
2031 and thereafter	1,341
Total lease payments	29,460
Less imputed interest	(1,970)
Total lease obligations	27,490
Less current obligations	(8,520)
Noncurrent lease obligations	$ 18,970

Note 9 – Property, Plant, and Equipment, Net

(In thousands)	2025	2024
Land and land improvements	$ 41,430	$ 36,853
Buildings	306,586	258,355
Machinery and equipment	759,129	759,202
Construction in progress	67,921	79,216
	1,175,066	1,133,626
Less accumulated depreciation	(638,600)	(618,495)
Property, plant, and equipment, net	$ 536,466	$ 515,131

Depreciation expense for property, plant, and equipment was $47.8 million in 2025, $39.2 million in 2024, and $34.9 million in 2023.

Note 10 – Goodwill and Other Intangible Assets

Goodwill

The changes in the carrying amount of goodwill by segment were as follows:

(In thousands)	Piping Systems		Industrial Metals		Climate		Total	
Goodwill	$	172,806	$	8,854	$	21,652	$	203,312
Accumulated impairment charges		(40,552)		(8,853)		(2,087)		(51,492)
Balance at December 30, 2023:		132,254		1		19,565		151,820
Additions [1]		15,107		146,137		—		161,244
Currency translation		(1,899)		—		—		(1,899)
Balance at December 28, 2024:		145,462		146,138		19,565		311,165
Reductions [2]		(14,449)		—		—		(14,449)
Currency translation		1,472		—		—		1,472
Balance at December 27, 2025:								
Goodwill		173,037		154,991		21,652		349,680
Accumulated impairment charges		(40,552)		(8,853)		(2,087)		(51,492)
Goodwill, net	$	132,485	$	146,138	$	19,565	$	298,188

[1] *Includes acquisitions of Nehring and Elkhart businesses.*
[2] *Includes finalization of the purchase price allocation adjustment for Elkhart of $14.4 million.*

Reporting units with recorded goodwill include Domestic Piping Systems Group, B&K LLC, Great Lakes, European Operations, Jungwoo-Mueller, Mueller Middle East, Westermeyer, Flex Duct, and Nehring. Several factors give rise to goodwill in the Company's acquisitions, such as the expected benefit from synergies of the combination and the existing workforce of the acquired businesses.

For 2025, the Company utilized a qualitative assessment in the annual goodwill impairment testing for all reporting units except the Nehring Electrical Works reporting unit. Based on the qualitative assessment, the Company concluded that it was more likely than not that the fair value of those reporting units exceeded their respective carrying values. The Company chose to perform a quantitative impairment analysis in the fourth quarter of 2025 for its Nehring Electrical Works reporting unit. As a result of the quantitative analysis, no impairment loss was recognized for the goodwill of the reporting unit.

Other Intangible Assets

The carrying amount of intangible assets at December 27, 2025 was as follows:

(In thousands)	Gross Carrying Amount		Accumulated Amortization	Net Carrying Amount
Customer relationships	$	261,316	$ (39,414)	$ 221,902
Non-compete agreements		2,951	(2,472)	479
Patents and technology		16,464	(9,925)	6,539
Trade names and licenses		75,480	(17,483)	57,997
Other		1,715	(1,552)	163
Other intangible assets	$	357,926	$ (70,846)	$ 287,080

The carrying amount of intangible assets at December 28, 2024 was as follows:

(In thousands)	Gross Carrying Amount		Accumulated Amortization	Net Carrying Amount
Customer relationships	$	259,831	$ (25,403)	$ 234,428
Non-compete agreements		2,847	(2,229)	618
Patents and technology		16,385	(8,915)	7,470
Trade names and licenses		74,816	(10,975)	63,841
Other		1,715	(1,715)	—
Other intangible assets	$	355,594	$ (49,237)	$ 306,357

Amortization expense for intangible assets was $20.8 million in 2025, $13.9 million in 2024, and $5.0 million in 2023. Future amortization expense is estimated as follows:

(In thousands)		Amount
2026	$	20,435
2027		20,433
2028		20,195
2029		18,896
2030		18,045
Thereafter		189,076
Expected amortization expense	$	287,080

Note 11 – Investments in Unconsolidated Affiliates

Tecumseh

The Company owns a 50 percent interest in an unconsolidated affiliate that acquired Tecumseh and an entity that provides financing to Tecumseh. Tecumseh is a global manufacturer of hermetically sealed compressors for residential and specialty air conditioning, household refrigerators and freezers, and commercial refrigeration applications, including air conditioning and refrigeration compressors, as well as condensing units, heat pumps, and complete refrigeration systems.

The Company's net income (loss) from unconsolidated affiliates, net of foreign tax, for 2025, 2024, and 2023 included losses of $2.5 million, $9.5 million, and $22.7 million, respectively, for Tecumseh.

During 2025, the Company advanced Tecumseh $17.9 million as capital contributions. During 2024, the Company advanced Tecumseh $12.5 million, which was comprised of a capital contribution of $8.7 million and a note receivable of $3.8 million. These advances did not change the Company's proportionate ownership in Tecumseh.

Retail Distribution

The Company owns a 28 percent noncontrolling equity interest in a limited liability company in the retail distribution business.

The Company's net income (loss) from unconsolidated affiliates, net of foreign tax, for 2025, 2024, and 2023 included income of $11.1 million, $11.7 million, and $7.9 million, respectively, for the retail distribution business.

Note 12 – Debt

Credit Agreement

The Company's Credit Agreement provides for an unsecured $400.0 million revolving credit facility that matures on March 31, 2026. There were no borrowings outstanding under the Credit Agreement as of December 27, 2025 or December 28, 2024. Borrowings under the Revolving Credit Facility bear interest, at the Company's option, at the Eurocurrency Rate which is determined by the underlying currency of the Credit Extension or the Base Rate as defined by the Credit Agreement, plus a variable premium. Advances may be based upon the one, three, or six-month interest period. The variable premium is based upon the Company's debt to total capitalization ratio, and can range from 112.5 to 162.5 basis points for Eurocurrency Rate loans and 12.5 to 62.5 basis points for Base Rate loans. Additionally, a commitment fee is payable quarterly on the total commitment less any outstanding loans or issued letters of credit, and varies from 15.0 to 30.0 basis points based upon the Company's debt to total capitalization ratio. Availability of funds under the Revolving Credit Facility is reduced by the amount of certain outstanding letters of credit, which are used to secure the Company's payment of insurance deductibles, certain retiree health benefits, and other corporate obligations, totaling approximately $27.4 million at December 27, 2025. Terms of the letters of credit are generally renewable annually.

Jungwoo-Mueller

Jungwoo-Mueller has several secured revolving credit arrangements with a total borrowing capacity of KRW 18.0 billion (or approximately $12.2 million). Borrowings are secured by the real property and equipment of Jungwoo-Mueller. There were no borrowings outstanding under Jungwoo-Mueller's revolving credit arrangements as of December 27, 2025 or December 28, 2024.

Covenants contained in the Company's financing obligations require, among other things, the maintenance of minimum levels of tangible net worth and the satisfaction of certain minimum financial ratios. At December 27, 2025, the Company was in compliance with all debt covenants.

There was no interest paid in 2025, 2024, or 2023.

Note 13 – New Markets Tax Credit Transactions

On October 18, 2016, the Company entered into a financing transaction with Wells Fargo Community Investment Holdings, LLC (Wells Fargo) related to an equipment modernization project at the Company's copper tube and line sets production facilities in Fulton, MS. Wells Fargo made a capital contribution and the Company made a loan to MCTC Investment Fund, LLC (Investment Fund) under a qualified New Markets Tax Credit (NMTC) program. The NMTC program was provided for in the Community Renewal Tax Relief Act of 2000 (CRTR Act) and is intended to induce capital investment in qualified lower income communities. The CRTR Act permits taxpayers to claim credits against their Federal income taxes for up to 39 percent of qualified investments in the equity of community development entities (CDEs). CDEs are privately managed investment institutions that are certified to make qualified low-income community investments.

In connection with the financing, Wells Fargo contributed to the Investment Fund, and as such, Wells Fargo is entitled to substantially all of the benefits derived from the NMTCs. The Investment Fund then contributed the proceeds to certain CDEs, which, in turn, loaned the funds on similar terms as the Leverage Loan to Mueller Copper Tube Company, Inc. (MCTC), an

indirect, wholly-owned subsidiary of the Company. The proceeds of the loans from the CDEs, including loans representing the capital contribution made by Wells Fargo, net of syndication fees, are restricted for use on the modernization project.

The NMTC is subject to 100 percent recapture for a period of seven years as provided in the Internal Revenue Code. The Company was required to comply with various regulations and contractual provisions that apply to the NMTC arrangement. Non-compliance with applicable requirements could result in projected tax benefits not being realized and, therefore, require the Company to indemnify Wells Fargo for any loss or recapture of NMTCs related to the financing until such time as the Company's obligation to deliver tax benefits is relieved. This transaction also included a put/call provision whereby the Company may be obligated or entitled to repurchase Wells Fargo's interest in the Investment Fund. The Company previously determined the financing arrangement with the Investment Fund and CDEs is a variable interest entity (VIE), and that it is the primary beneficiary of the VIE and has included the VIE in the Company's Consolidated Financial Statements. In December 2023, Wells Fargo exercised the put option, and as such the Company recognized a gain on the extinguishment of the liability representing Wells Fargo's interest in the Investment Fund of $7.5 million. In October 2024, Wells Fargo exercised the put option, and as such the Company recognized a gain on the extinguishment of the liability representing Wells Fargo's interest in the Investment Fund of $1.3 million.

Note 14 – Benefit Plans

Pension and Other Postretirement Plans

The Company sponsors several qualified and nonqualified pension plans and other postretirement benefit plans for certain employees. The information disclosed below does not include a pension plan in South Korea, as it is immaterial to the Company's Consolidated Financial Statements. The following tables provide a reconciliation of the changes in the most significant plans' benefit obligations and the fair value of the plans' assets for 2025 and 2024, and a statement of the plans' aggregate funded status:

| | Pension Benefits | | Other Benefits | |
(In thousands)	2025	2024	2025	2024
Change in benefit obligation:				
Obligation at beginning of year	$ 47,777	$ 54,435	$ 8,317	$ 9,557
Service cost	—	—	198	202
Interest cost	2,580	2,337	532	497
Actuarial gain	(527)	(5,245)	(354)	(604)
Benefit payments	(3,125)	(3,263)	(514)	(664)
Foreign currency translation adjustment	3,324	(487)	456	(671)
Obligation at end of year	50,029	47,777	8,635	8,317
Change in fair value of plan assets:				
Fair value of plan assets at beginning of year	51,040	62,871	—	—
Actual return on plan assets	6,314	(7,788)	—	—
Employer contributions	—	—	514	664
Benefit payments	(3,125)	(3,263)	(514)	(664)
Foreign currency translation adjustment	3,447	(780)	—	—
Fair value of plan assets at end of year	57,676	51,040	—	—
Funded (underfunded) status at end of year	$ 7,647	$ 3,263	$ (8,635)	$ (8,317)

The following represents amounts recognized in AOCI (before the effect of income taxes):

(In thousands)	Pension Benefits		Other Benefits	
	2025	2024	2025	2024
Unrecognized net actuarial loss (gain)	$ 8,868	$ 12,617	$ (4,065)	$ (3,863)
Unrecognized prior service credit	—	—	(3)	(6)

As of December 27, 2025, $0.1 million of the actuarial net loss and the prior service credit will, through amortization, be recognized as components of net periodic benefit cost in 2026.

The aggregate status of all overfunded plans is recognized as an asset and the aggregate status of all underfunded plans is recognized as a liability in the Consolidated Balance Sheets. The amounts recognized as a liability are classified as current or long-term on a plan-by-plan basis. Liabilities are classified as current to the extent the actuarial present value of benefits payable within the next 12 months exceeds the fair value of plan assets, with all remaining amounts classified as long-term.

As of December 27, 2025 and December 28, 2024, the total funded status of the plans recognized in the Consolidated Balance Sheets was as follows:

(In thousands)	Pension Benefits		Other Benefits	
	2025	2024	2025	2024
Long-term asset	$ 7,647	$ 3,263	$ —	$ —
Current liability	$ —	$ —	$ (1,179)	$ (926)
Long-term liability	—	—	(7,456)	(7,391)
Total funded (underfunded) status	$ 7,647	$ 3,263	$ (8,635)	$ (8,317)

The components of net periodic benefit cost (income) are as follows:

(In thousands)	2025	2024	2023
Pension benefits:			
Interest cost	$ 2,580	$ 2,337	$ 2,454
Expected return on plan assets	(2,457)	(2,357)	(3,260)
Amortization of net loss	344	132	—
Net periodic benefit cost (income)	$ 467	$ 112	$ (806)
Other benefits:			
Service cost	$ 198	$ 202	$ 183
Interest cost	532	497	439
Amortization of prior service credit	(1)	(1)	(2)
Amortization of net gain	(365)	(391)	(449)
Net periodic benefit cost	$ 364	$ 307	$ 171

The components of net periodic benefit cost (income) other than the service cost component are included in other income (expense), net in the Consolidated Statements of Income.

The weighted average assumptions used in the measurement of the Company's benefit obligations are as follows:

	Pension Benefits		Other Benefits	
	2025	2024	2025	2024
Discount rate	5.40 %	5.30 %	6.35 %	6.51 %
Expected long-term return on plan assets	4.71 %	5.30 %	N/A	N/A
Rate of compensation increases	N/A	N/A	5.00 %	5.00 %
Rate of inflation	2.90 %	3.30 %	N/A	N/A

The weighted average assumptions used in the measurement of the Company's net periodic benefit cost are as follows:

	Pension Benefits			Other Benefits		
	2025	2024	2023	2025	2024	2023
Discount rate	5.30 %	4.40 %	4.80 %	6.51 %	5.96 %	6.08 %
Expected long-term return on plan assets	5.30 %	4.30 %	5.51 %	N/A	N/A	N/A
Rate of compensation increases	N/A	N/A	N/A	5.00 %	5.00 %	5.00 %
Rate of inflation	3.30 %	3.20 %	3.30 %	N/A	N/A	N/A

The Company's Mexican postretirement plans use the rate of compensation increase in the benefit formulas. Past service in the Wednesbury Pension Scheme (U.K. pension plan) will be adjusted for the effects of inflation. All other pension and postretirement plans use benefit formulas based on length of service.

The annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is assumed to range from 5.3 to 9.2 percent for 2026, gradually decrease to 4.1 percent through 2040, and remain at that level thereafter. The health care cost trend rate assumption does not have a significant effect on the amounts reported.

Pension Assets

In October 2024, the Trustees of the U.K. pension plan entered into an agreement with Just Retirement Limited to acquire an insurance policy that operates as an investment asset, with the intent of matching the remaining uninsured part of the U.K. pension plan's future cash outflow arising from the accrued pension liabilities of members. Such an arrangement is commonly termed as a "buy-in." The benefit obligation was not transferred to the insurer, and the Company remains responsible for paying pension benefits. The initial value of the asset associated with this contract was equal to the premium paid to secure the contract and is adjusted each reporting period to reflect the estimated fair value of the premium that would be paid for such a contract at that time. The buy-in reduces the U.K. pension plan's value at risk in relation to key risks associated with improved longevity, inflation, and interest rate movements while improving the security to the U.K. pension plan and its members. The Company consequently benefits from the buy-in as it reduces the U.K. pension plan's potential reliance on the Company for future cash funding requirements.

Following the buy-in, the U.K. pension plan does not need to follow an investment strategy. The discount rate used represents the annualized yield based on a cash flow matched methodology with reference to an AA corporate bond spot curve and having regard to the duration of the U.K. pension plan's liabilities.

The weighted average asset allocation of the Company's pension fund assets are as follows:

Asset category	Pension Plan Assets	
	2025	2024
Buy-in contract	94 %	94 %
Pooled liability investments	5	5
Cash and equivalents (includes money market funds)	1	1
Total	100 %	100 %

The Company's investments for its pension plans are reported at fair value. The following methods and assumptions were used to estimate the fair value of the Company's plan asset investments:

Cash and money market funds – Valued at cost, which approximates fair value.

Pooled liability investments – These funds are primarily invested in U.K. government bonds and highly rated corporate bonds. The level 2 fair value is determined utilizing observable inputs of the underlying assets.

Buy-in contract – This consists of a U.K. buy-in insurance contract set to equal an actuarially calculated present value of the underlying liabilities, adjusted for changes in discount rates and other actuarial assumptions. Its fair value is classified as level 3.

The following table sets forth by level, within the fair value hierarchy, the assets of the plans at fair value:

(In thousands)	Fair Value Measurements at December 27, 2025			
	Level 1	Level 2	Level 3	Total
Cash and money market funds	$ 630	$ —	$ —	$ 630
Pooled liability investments	—	2,872	—	2,872
Buy-in contract	—	—	54,174	54,174
Total	$ 630	$ 2,872	$ 54,174	$ 57,676

(In thousands)	Fair Value Measurements at December 28, 2024			
	Level 1	Level 2	Level 3	Total
Cash and money market funds	$ 682	$ —	$ —	$ 682
Pooled liability investments	—	2,581	—	2,581
Buy-in contract	—	—	47,777	47,777
Total	$ 682	$ 2,581	$ 47,777	$ 51,040

The changes in the assets of the plan measured at fair value on a recurring basis using significant unobservable inputs (level 3 of fair value hierarchy) were as follows:

(In thousands)	Buy-In Contract
Balance, December 28, 2024	$ 47,777
Change in estimated fair value	6,128
Benefit payments	(3,125)
Foreign currency translation adjustment	3,394
Balance, December 27, 2025	$ 54,174

Contributions and Benefit Payments

The Company does not expect to contribute to the U.K. pension plan, other than to reimburse expenses, and expects to contribute $1.2 million to its other postretirement benefit plans in 2026. The Company expects future benefits to be paid from the plans as follows:

(In thousands)	Pension Benefits	Other Benefits
2026	$ 3,474	$ 1,178
2027	3,595	729
2028	3,719	884
2029	3,848	797
2030	3,983	865
2031-2035	22,088	4,263
Total	$ 40,707	$ 8,716

401(k) Plans

The Company sponsors voluntary employee savings plans that qualify under Section 401(k) of the Internal Revenue Code of 1986. Compensation expense for the Company's matching contribution to the 401(k) plans was $5.7 million in 2025, $5.0 million in 2024, and $4.9 million in 2023. The Company match is a cash contribution. Participants direct the investment of their account balances by allocating among a range of asset classes including mutual funds (equity, fixed income, and balanced funds) and money market funds. The plans do not allow direct investment in securities issued by the Company.

Multiemployer Plan

On August 2, 2024 the Company entered into an equity purchase agreement to acquire all of the outstanding shares of Elkhart. Elkhart contributes to the IAM National Pension Fund (IAM Plan). The Employer Identification Number for this plan is 51-6031295.

As of December 27, 2025, the Company withdrew from the IAM Plan and recognized $4.8 million in related expenses, which represents the Company's best estimate of probable loss for the related withdrawal liability.

Note 15 – Commitments and Contingencies

Environmental

The Company is subject to federal, state, local, and foreign environmental laws and regulations. For all properties, the Company has provided and charged to expense $2.0 million in 2025, $1.8 million in 2024, and $0.7 million in 2023 for pending

environmental matters. Environmental reserves totaled $18.9 million at December 27, 2025 and $18.4 million at December 28, 2024. As of December 27, 2025, the Company expects to spend $3.2 million in 2026, $1.1 million in 2027, $0.9 million in 2028, $1.0 million in 2029, $0.9 million in 2030, and $11.8 million thereafter for ongoing projects.

Non-operating Properties

Southeast Kansas Sites

The Kansas Department of Health and Environment (KDHE) has contacted the Company regarding environmental contamination at three former smelter sites in Kansas (Altoona, East La Harpe, and Lanyon). The Company is not a successor to the companies that operated these smelter sites, but has explored possible settlement with KDHE and other potentially responsible parties (PRP) in order to avoid litigation.

In February 2022, the Company reached a settlement with another PRP relating to these three sites. Under the terms of that agreement, the Company paid $5.6 million, which was previously reserved, in exchange for the other PRP's agreement to conduct or fund any required remediation with the geographic boundaries of the three sites (namely, the parcel(s) on which the former smelters were located), plus coverage of certain off-site areas (namely, contamination that migrated by surface water runoff or air emissions from the Altoona or East La Harpe site, and smelter materials located within 50 feet of the geographic boundary of each site). The settlement does not cover certain matters, including potential liability related to the remediation of the town of Iola which is not estimable at this time. The other PRP has also provided an indemnity that would cover third-party cleanup claims for those sites, subject to a time limit and a cap.

Altoona. Another PRP conducted a site investigation of the Altoona site under a consent decree with KDHE and submitted a removal site evaluation report recommending a remedy. The remedial design plan, which covers both on-site and certain off-site cleanup costs, was approved by the KDHE in 2016. Construction of the remedy was completed in 2018. Under the terms of the settlement with the other PRP, the Company expects the operations and maintenance costs for this remedy to be paid for entirely by the other PRP.

East La Harpe. At the East La Harpe site, the Company and two other PRPs conducted a site study evaluation under KDHE supervision and prepared a site cleanup plan approved by KDHE. In December 2018, KDHE provided a draft agreement which contemplates the use of funds KDHE obtained from two other parties (Peabody Energy and Blue Tee) to fund part of the remediation, and removes Blue Tee from the PRPs' agreement with KDHE. Pursuant to the terms of the settlement with the other PRP noted above, the Company expects the remediation to be conducted and paid for entirely by the other PRP, and for that other PRP to negotiate and enter into an agreement with KDHE.

Lanyon. With respect to the Lanyon Site, in 2016, the Company received a general notice letter from the United States Environmental Protection Agency (EPA) asserting that the Company is a PRP, which the Company has denied. The EPA issued an interim record of decision in 2017 and has been remediating properties at the site. Approximately 1,371 properties were to be remediated. In August 2023, EPA issued a five-year review indicating that the cleanup of approximately 300 remaining residential properties would be completed in 2026. A record of decision concerning the cleanup is scheduled for a future date.

Shasta Area Mine Sites

Mining Remedial Recovery Company (MRRC), a wholly owned subsidiary, owns certain inactive mines in Shasta County, California. MRRC has continued a program, begun in the late 1980s, of implementing various remedial measures, including sealing mine portals with concrete plugs in portals that were discharging water. The sealing program achieved significant reductions in the metal load in discharges from these adits; however, additional reductions are required pursuant to an order issued by the California Regional Water Quality Control Board (QCB). In response to a 1996 QCB Order, MRRC completed a feasibility study in 1997 describing measures designed to mitigate the effects of acid rock drainage. In December 1998, the QCB modified the 1996 order extending MRRC's time to comply with water quality standards. In September 2002, the QCB adopted a new order requiring MRRC to adopt Best Management Practices (BMP) to control discharges of acid mine drainage, and again extended the time to comply with water quality standards until September 2007. During that time, implementation of BMP further reduced impacts of acid rock drainage; however, full compliance has not been achieved. The QCB is presently renewing MRRC's discharge permit and will concurrently issue a new order. It is expected that the new 10-year permit will include an order requiring continued implementation of BMP through 2036 to address residual discharges of acid rock drainage. At this site, MRRC spent approximately $1.3 million from 2023 through 2025 for remediation, and currently estimates that it will spend between approximately $13.7 million and $14.8 million over the next 30 years and has accrued a reserve at the low end of this range.

Lead Refinery Site

U.S.S. Lead Refinery, Inc. (Lead Refinery), a non-operating wholly owned subsidiary of MRRC, has conducted corrective action and interim remedial activities (collectively, Site Activities) at Lead Refinery's East Chicago, Indiana site pursuant to the Resource Conservation and Recovery Act since December 1996. Although the Site Activities have been substantially concluded, Lead Refinery is required to perform monitoring and maintenance-related activities pursuant to a post-closure permit issued by the Indiana Department of Environmental Management effective as of March 2, 2013. Lead Refinery spent approximately $0.7 million from 2023 through 2025 with respect to this site. Approximate costs to comply with the post-closure permit, including associated general and administrative costs, are estimated at between $1.9 million and $2.0 million over the next 11 years. The Company has recorded a reserve at the low end of this range.

On April 9, 2009, pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), the EPA added the Lead Refinery site and surrounding properties to the National Priorities List (NPL). On July 17, 2009, Lead Refinery received a written notice from the EPA indicating that it may be a PRP under CERCLA due to the release or threat of release of hazardous substances, including lead into properties surrounding the Lead Refinery NPL site. The EPA identified two other PRPs in connection with that matter. In November 2012, the EPA adopted a remedy for the surrounding properties and in September 2014, the EPA announced that it had entered into a settlement with the two other PRPs whereby they will pay approximately $26.0 million to fund the cleanup of approximately 300 properties surrounding the Lead Refinery NPL site (zones 1 and 3 of operable unit 1) and perform certain remedial action tasks.

On November 8, 2016, the Company, its subsidiary Arava Natural Resources Company, Inc. (Arava), and Arava's subsidiary MRRC each received general notice letters from the EPA asserting that they may be PRPs in connection with the Lead Refinery NPL site. The Company, Arava, and MRRC have denied liability for any remedial action and response costs associated with the Lead Refinery NPL site.

In June 2017, the EPA requested that Lead Refinery conduct, and the Company fund, a remedial investigation and feasibility study (RI/FS) of operable unit 2 of the Lead Refinery NPL site pursuant to a proposed administrative settlement agreement and order on consent. The Company and Lead Refinery entered into that agreement in September 2017. The Company has made a capital contribution to Lead Refinery to conduct the RI/FS with respect to operable unit 2 and has provided financial assurance in the amount of $1.0 million. The RI/FS remains ongoing, and the Company has reserved currently estimated costs associated with its completion. The EPA has also asserted its position that the Company is a responsible party for the Lead Refinery NPL site, and accordingly is responsible for a share of remedial action and response costs at both operable units 1 and 2 of the site.

In January 2018, the EPA issued two unilateral administrative orders (UAOs) directing the Company, Lead Refinery, and four other PRPs to conduct soil and interior remediation of certain residences at the Lead Refinery NPL site (zones 2 and 3 of operable unit 1). Subsequent thereto, the Company and Lead Refinery reached agreement with the four other PRPs to implement these two UAOs, with the Company agreeing to pay, on an interim basis, (i) an estimated $4.5 million (subject to potential change through a future reallocation process) of the approximately $25.0 million the PRPs then estimated it would cost to implement the UAOs, which estimate is subject to change, and (ii) $2.0 million relating to past costs incurred by other PRPs for work conducted at the site, as well as the possibility of up to $0.7 million in further payments for ongoing work by those PRPs. As of year-end, the Company has made payments of approximately $7.6 million related to the aforementioned agreement with the other PRPs. The Company disputes that it was properly named in the UAOs. In March 2022, Lead Refinery entered into an administrative settlement agreement and order on consent with the EPA, along with the four other PRPs, which involves payment of certain past and future costs relating to operable unit 1, in exchange for certain releases and contribution protection for the Company, Lead Refinery, and their respective affiliates relating to that operable unit. The settlement became effective in September 2022. The Company reserved $3.3 million for this settlement at the end of 2021.

In March 2018, a group of private plaintiffs sued the Company, Arava, MRRC, and Lead Refinery, along with other defendants, in civil tort action relating to the site. The Company, Arava, and MRRC have been voluntarily dismissed from that litigation without prejudice. In July 2024, Lead Refinery was granted partial judgment on the pleadings with respect to plaintiffs' amended complaint and settled the litigation for a payment of approximately $0.1 million.

At this juncture, the Company is unable to determine the likelihood of a material adverse outcome or the amount or range of a potential loss in excess of the current reserve with respect to any remedial action or other litigation relating to the Lead Refinery NPL site, either at Lead Refinery's former operating site (operable unit 2) or the adjacent residential area (operable unit 1), including, but not limited to, EPA oversight costs for which the EPA may attempt to seek reimbursement from the Company, and past costs for which other PRPs may attempt to seek contribution from the Company.

Bonita Peak Mining District

Following an August 2015 spill from the Gold King Mine into the Animas River near Silverton, Colorado, the EPA listed the Bonita Peak Mining District on the NPL. Said listing was finalized in September 2016. The Bonita Peak Mining District encompasses 48 mining sites within the Animas River watershed, including the Sunnyside Mine, the American Tunnel, and the Sunbank Group. On or about July 25, 2017, Washington Mining Company (Washington Mining) (a wholly-owned subsidiary of the Company's wholly-owned subsidiary, Arava), received a general notice letter from the EPA stating that Washington Mining may be a PRP under CERCLA in connection with the Bonita Peak Mining District site and therefore responsible for the remediation of certain portions of the site, along with related costs incurred by the EPA. Shortly thereafter, the Company received a substantively identical letter asserting that it may be a PRP at the site and similarly responsible for the cleanup of certain portions of the site. On or about January 7, 2025, a similar general notice letter from EPA was received by Mining Remedial Recovery Company (MRRC) (also a wholly-owned subsidiary of Arava), stating that MRRC may be a PRP at the site. Collectively, the general notice letters identify three other PRPs at the site. The U.S. government and State of Colorado have expressed their interest in discussing potential cost recovery claims against Washington Mining, MRRC and/or the Company, and ahead of anticipated discussions, tolling agreements have been entered into. At this juncture, however, no specific actions have yet been required and the Company is unable to determine the likelihood of a materially adverse outcome or the amount or range of a potential loss with respect to any litigation (including any enforcement action by the U.S. or any state) or remedial action related to the Bonita Peak Mining District NPL site, nor is the Company able to determine the outcome of potential litigation over indemnification rights that Washington Mining may assert against any third party in relation to the site.

Operating Properties

Mueller Copper Tube Products, Inc.

In 1999, Mueller Copper Tube Products, Inc. (MCTP), a wholly owned subsidiary, commenced a cleanup and remediation of soil and groundwater at its Wynne, Arkansas plant to remove trichloroethylene, a cleaning solvent formerly used by MCTP. On August 30, 2000, MCTP received approval of its Final Comprehensive Investigation Report and Storm Water Drainage Investigation Report addressing the treatment of soils and groundwater from the Arkansas Department of Environmental Quality (ADEQ). The Company established a reserve for this project in connection with the acquisition of MCTP in 1998. Effective November 17, 2008, MCTP entered into a Settlement Agreement and Administrative Order by Consent to submit a Supplemental Investigation Work Plan (SIWP) and subsequent Final Remediation Work Plan (RWP) for the site. By letter dated January 20, 2010, ADEQ approved the SIWP as submitted, with changes acceptable to the Company. On December 16, 2011, MCTP entered into an amended Administrative Order by Consent to prepare and implement a revised RWP regarding final remediation for the Site. The remediation system was activated in February 2014. Costs to implement the work plans, including associated general and administrative costs, are estimated to approximate between $0.9 million and $1.1 million over the next five years.

United States Department of Commerce Antidumping Review

On December 24, 2008, the Department of Commerce (DOC) initiated an antidumping administrative review of the antidumping duty order covering circular welded non-alloy steel pipe and tube from Mexico for the November 1, 2007 through October 31, 2008 period of review. The DOC selected Mueller Comercial as a respondent in the review. On April 19, 2010, the DOC published the final results of the review and assigned Mueller Comercial an antidumping duty rate of 48.33 percent. On May 25, 2010, the Company appealed the final results to the U.S. Court of International Trade (CIT). On December 16, 2011, the CIT issued a decision remanding the Department's final results. While the matter was still pending, the Company and the United States reached an agreement to settle the appeal. Subject to the conditions of the agreement, the Company anticipated that certain of its subsidiaries would incur antidumping duties on subject imports made during the period of review and, as such, established a reserve for this matter. After the lapse of the statutory period of time during which U.S. Customs and Border Protection (CBP) was required, but failed, to liquidate the entries at the settled rate, the Company released the reserve. Between October 30, 2015 and November 27, 2015, CBP sent a series of invoices to Southland Pipe Nipples Co., Inc. (Southland), requesting payment of approximately $3.0 million in duties and interest in connection with 795 import entries made during the November 1, 2007 through October 31, 2008 period. On January 26, 2016 and January 27, 2016, Southland filed protests with CBP in connection with these invoices, noting that CBP's asserted claims were not made in accordance with applicable law, including statutory provisions governing deemed liquidation. The Company believes in the merits of the legal objections raised in Southland's protests, and CBP's response to Southland's protests is currently pending. Given the procedural posture and issues raised by this legal dispute, the Company cannot estimate the amount of potential duty liability, if any, that may result from CBP's asserted claims.

Guarantees

Guarantees, in the form of letters of credit, are issued by the Company generally to assure the payment of insurance deductibles, certain retiree health benefits, and debt at certain unconsolidated affiliates. The terms of the guarantees are generally one year but are renewable annually as required. These letters are primarily backed by the Company's revolving credit facility. The maximum payments that the Company could be required to make under its guarantees at December 27, 2025 were $27.4 million.

Insurance Claims

In August 2022, a portion of the Company's Bluffs, Illinois manufacturing operation was damaged by fire. Certain inventories, production equipment, and building structures were extensively damaged. During 2023, the Company settled the claim with its insurer for total proceeds of $29.5 million, net of the deductible of $250 thousand. As a result of the settlement with the insurer, all proceeds received and all costs previously deferred (which were recorded as other current liabilities in prior periods) were recognized, resulting in a pre-tax gain of $19.5 million in 2023, or 13 cents per diluted share after tax. The Company received proceeds of $24.5 million and $5.0 million in 2023 and 2022, respectively.

In March 2023, a portion of the Company's Covington, Tennessee manufacturing operation was damaged by a tornado. Certain inventories, production equipment, and building structures were extensively damaged. To date, $55.0 million of insurance proceeds have been received, including $20.0 million received during 2025. During 2025, the Company recorded pre-tax gains of $41.1 million, or 28 cents per diluted share after tax, for the excess of insurance proceeds received over the losses incurred for damaged inventories, equipment, and buildings, as there is no expectation of repayment regarding the proceeds received to date and any additional costs associated with the event are expected to be minimal. The claim is not yet fully settled, and additional insurance recovery amounts are expected to be recorded in the future.

Other

The Company is involved in certain litigation as a result of claims that arose in the ordinary course of business, which management believes will not have a material adverse effect on the Company's financial position, results of operations, or cash flows. It may also realize the benefit of certain legal claims and litigation in the future; these gain contingencies are not recognized in the Consolidated Financial Statements.

Note 16 – Income Taxes

The components of income before income taxes were taxed under the following jurisdictions:

(In thousands)	2025	2024	2023
Domestic	$ 891,985	$ 672,625	$ 722,153
Foreign	120,377	147,837	123,079
Income before income taxes	$ 1,012,362	$ 820,462	$ 845,232

Income tax expense consists of the following:

(In thousands)		2025		2024		2023
Current tax expense:						
Federal	$	168,263	$	136,248	$	144,111
Foreign		28,671		37,269		39,167
State and local		43,852		32,426		32,694
Current tax expense		240,786		205,943		215,972
Deferred tax expense (benefit):						
Federal		2,248		1,617		4,806
Foreign		2,789		3,285		270
State and local		1,528		(5,769)		(286)
Deferred tax expense (benefit)		6,565		(867)		4,790
Income tax expense	$	247,351	$	205,076	$	220,762

The difference between the reported income tax expense and a tax determined by applying the applicable U.S. federal statutory income tax rate to income before income taxes is reconciled as follows:

(In thousands)	2025		2024		2023	
	Amount	Percent	Amount	Percent	Amount	Percent
Expected income tax expense	$ 212,568	21.00 %	$ 172,297	21.00 %	$ 177,499	21.00 %
State and local income tax, net of federal benefit	36,172	3.57 %	19,847	2.42 %	25,542	3.02 %
Foreign tax effects:						
Canada	—	— %	—	— %	10,318	1.22 %
Other foreign jurisdictions	6,208	0.61 %	9,308	1.13 %	4,201	0.50 %
Other, net	(7,597)	(0.75)%	3,624	0.44 %	3,202	0.38 %
Income tax expense	$ 247,351	24.43 %	$ 205,076	25.00 %	$ 220,762	26.12 %

State taxes in CA, IL, MI, and MS made up the majority (greater than 50 percent) of the tax effect in the state and local income tax category.

The Company continues to assert that a portion of the undistributed earnings of its foreign subsidiaries are permanently reinvested. No taxes have been accrued with respect to these undistributed earnings or any outside basis differences. The Company has accrued appropriate taxes for any undistributed earnings that are not considered permanently reinvested. The Company has elected to provide for the tax expense related to global intangible low-taxed income (GILTI) in the year the tax is incurred.

The international tax framework introduced by the Organisation for Economic Co-operation and Development under its Pillar Two initiative includes a global minimum tax of 15 percent. Legislation adopting these provisions has been enacted in certain jurisdictions where the Company operates and was effective beginning in the Company's 2024 fiscal year. The Company has assessed this legislation, and the Pillar Two provisions do not have a material impact on the Company's income tax expense in

2025 or 2024. The One Big Beautiful Bill Act, which was passed in 2025, had no material impact on the Company's Consolidated Financial Statements.

The Company includes interest and penalties related to income tax matters as a component of income tax expense, none of which was material in 2025, 2024, and 2023.

The statute of limitations is open for the Company's federal tax return for 2022 and all subsequent years. Most state and foreign returns are open for 2022 and all subsequent years, and some state and foreign returns are also open for some earlier tax years due to differing statute periods. While the Company believes that it is adequately reserved for possible audit adjustments, the final resolution of these examinations cannot be determined with certainty and could result in final settlements that differ from current estimates.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

(In thousands)	2025	2024
Deferred tax assets:		
Inventories	$ 17,173	$ 17,296
Other postretirement benefits and accrued items	14,158	16,202
Other reserves	7,570	6,870
Foreign tax attributes	4,696	4,676
State tax attributes, net of federal benefit	2,459	3,932
Stock-based compensation	4,834	5,100
Lease liability	5,656	6,230
Basis difference in unconsolidated affiliates	10,552	11,649
Total deferred tax assets	67,098	71,955
Less valuation allowance	(15,686)	(16,692)
Deferred tax assets, net of valuation allowance	51,412	55,263
Deferred tax liabilities:		
Property, plant, and equipment	52,166	52,405
Lease asset	6,044	6,670
Other liabilities	15,284	10,198
Total deferred tax liabilities	73,494	69,273
Net deferred tax liabilities	$ (22,082)	$ (14,010)

As of December 27, 2025, the Company had state net operating loss (NOL) carryforwards with potential tax benefits of $2.5 million, after consideration of the federal impact, expiring between 2032 and 2036.

As of December 27, 2025, the Company had other foreign tax attributes with potential tax benefits of $3.6 million, which have an unlimited life, and attributes with potential benefits of $1.1 million that expire between 2034 and 2041; all of these foreign attributes were fully offset by a valuation allowance. The Company has also recorded a valuation allowance against deferred tax assets related to the basis differences in investments in unconsolidated affiliates.

Income taxes paid were approximately $245.8 million in 2025, which included federal tax payments of $165.3 million, state and local tax payments of $43.5 million, Canadian tax payments of $19.3 million, and other foreign tax payments of $17.7 million. The federal tax payment amount includes $107.0 million paid for the purchase of federal transferable tax credits.

Income taxes paid were approximately $210.4 million in 2024, which included federal tax payments of $143.5 million, state and local tax payments of $34.3 million, Canadian tax payments of $18.6 million, and other foreign tax payments of $14.0 million.

Income taxes paid were approximately $219.6 million in 2023, which included federal tax payments of $143.5 million, state and local tax payments of $33.3 million, Canadian tax payments of $28.7 million, and other foreign tax payments of $14.1 million.

Note 17 – Equity

The Company's Board of Directors has extended, until July 2026, its authorization to repurchase up to 40 million shares of the Company's common stock through open market transactions or through privately negotiated transactions. The Company has no obligation to purchase any shares and may cancel, suspend, or extend the time period for the purchase of shares at any time. Any purchases will be funded primarily through existing cash and cash from operations. The Company may hold any shares purchased in treasury or use a portion of the repurchased shares for its stock-based compensation plans, as well as for other corporate purposes. From its initial authorization in 1999 through December 27, 2025, the Company has repurchased approximately 19.0 million shares under this authorization.

Note 18 – Stock-Based Compensation

The Company has in effect stock incentive plans under which stock-based awards have been granted to certain employees and members of its Board of Directors. Under these existing plans, the Company may grant stock options, restricted stock awards, and performance stock awards. Approximately 3.1 million shares were available for future stock incentive awards at December 27, 2025.

During the years ended December 27, 2025, December 28, 2024, and December 30, 2023, the Company recognized stock-based compensation, as a component of selling, general, and administrative expense, in its Consolidated Statements of Income of $26.8 million, $26.8 million, and $23.1 million, respectively.

The total compensation expense not yet recognized related to stock incentive awards at December 27, 2025 was $67.2 million, with an average expense recognition period of 3.1 years.

The Company generally issues treasury shares when stock options are exercised, or when restricted stock awards or performance stock awards are granted. A summary of the activity and related information follows:

(Shares in thousands)	Stock Options		Restricted Stock Awards		Performance Stock Awards	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Beginning of period	422	$ 15.39	455	$ 28.83	1,739	$ 38.33
Granted	—	N/A	19	77.30	411	96.27
Added by Performance Factor	—	N/A	—	N/A	323	33.80
Exercised/Released	(138)	14.35	(159)	21.58	(860)	29.08
Forfeited	—	N/A	(11)	32.05	(42)	19.80
End of period	284	$ 15.90	304	$ 35.59	1,571	$ 58.14

Restricted Stock Awards

The fair value of each restricted stock award equals the fair value of the Company's stock on the grant date and is amortized into compensation expense on a straight-line or accrual basis over its vesting period based on its vesting schedule. The weighted average grant-date fair value of awards granted during 2025, 2024, and 2023 was $77.30, $62.91, and $36.88, respectively.

The aggregate intrinsic value of outstanding and unvested awards was $36.0 million at December 27, 2025. The total fair value of awards that vested was $3.4 million, $4.8 million, and $7.7 million in 2025, 2024, and 2023, respectively.

Performance Stock Awards

Performance stock awards require achievement of certain performance criteria which are predefined by the Compensation Committee of the Board of Directors at the time of grant. The fair value of each performance stock award equals the fair value of the Company's stock on the grant date. Performance stock awards are vested and released at the end of the performance period if the predefined performance criteria are achieved.

For all performance stock awards, in the event the certified results equal the predefined performance criteria, the Company will grant the number of shares equal to the target award. In the event the certified results exceed the predefined performance criteria, additional shares up to the maximum award will be granted. In the event the certified results fall below the predefined performance criteria but above the minimum threshold, a reduced number of shares will be granted. If the certified results fall below the minimum threshold, no shares will be granted.

In the period it becomes probable that the minimum threshold specified in the award will be achieved, the Company recognizes expense for the proportionate share of the total fair value of the performance stock awards related to the vesting period that has already lapsed for the shares expected to vest and be released. The remaining fair value of the shares expected to vest and be released is expensed on a straight-line basis over the balance of the vesting period. In the event the Company determines it is no longer probable that it will achieve the minimum threshold specified in the award, all of the previously recognized compensation expense is reversed in the period such a determination is made.

The weighted average grant-date fair value of awards granted during 2025, 2024, and 2023 was $96.27, $64.52, and $37.63, respectively.

The aggregate intrinsic value of outstanding and unvested awards was $185.6 million at December 27, 2025. The total fair value of awards that vested was $25.0 million, $15.8 million, and $7.0 million in 2025, 2024, and 2023, respectively.

Stock Options

Stock options are generally granted to purchase shares of common stock at an exercise price equal to the average of the high and low market price of the Company's stock on the grant date. Generally, the awards vest within five years from the grant date. Any unexercised options expire after not more than ten years. The fair value of each option is estimated as a single award and amortized into compensation expense on a straight-line or accrual basis over its vesting period based on its vesting schedule. There were no stock options granted in 2025, 2024, or 2023.

The total intrinsic value of stock options exercised was $9.3 million, $9.4 million, and $6.5 million in 2025, 2024, and 2023, respectively. The total fair value of stock options that vested in 2025 and 2023 was $0.1 million and $1.0 million, respectively. No stock options vested in 2024.

At December 27, 2025, the aggregate intrinsic value of all outstanding and currently exercisable stock options was $29.0 million with a weighted average remaining contractual term of 2.8 years and a weighted average exercise price of $15.90.

Note 19 – Accumulated Other Comprehensive Income (Loss)

AOCI includes certain foreign currency translation adjustments from those subsidiaries not using the U.S. dollar as their functional currency, net deferred gains and losses on certain derivative instruments accounted for as cash flow hedges, adjustments to pension and other post-employment benefit liabilities, and other comprehensive income attributable to unconsolidated affiliates.

The following table provides changes in AOCI by component, net of taxes and noncontrolling interest (amounts in parentheses indicate debits to AOCI):

(In thousands)	Cumulative Translation Adjustment	Unrealized Gain (Loss) on Derivatives	Pension/ OPEB Liability Adjustment	Attributable to Unconsol. Affiliates	Total
Balance at December 30, 2023	$ (48,076)	$ 213	$ (2,630)	$ 3,272	$ (47,221)
Other comprehensive (loss) income before reclassifications	(27,850)	182	(3,449)	(1,152)	(32,269)
Amounts reclassified from AOCI	—	(586)	(203)	—	(789)
Balance at December 28, 2024	(75,926)	(191)	(6,282)	2,120	(80,279)
Other comprehensive income before reclassifications	23,847	6,410	2,997	725	33,979
Amounts reclassified from AOCI	—	(4,525)	(10)	—	(4,535)
Balance at December 27, 2025	$ (52,079)	$ 1,694	$ (3,295)	$ 2,845	$ (50,835)

Reclassification adjustments out of AOCI were as follows:

(In thousands)	Amount reclassified from AOCI			Affected Line Item
	2025	2024	2023	
Unrealized gains on derivatives:				
Commodity contracts	$ (5,839)	$ (745)	$ (3,109)	Cost of goods sold
	1,314	159	690	Income tax expense
	$ (4,525)	$ (586)	$ (2,419)	Net of tax and noncontrolling interests
Amortization of net loss (gain) and prior service cost on employee benefit plans	$ (22)	$ (260)	$ (451)	Other income (expense), net
	12	57	98	Income tax expense
	$ (10)	$ (203)	$ (353)	Net of tax and noncontrolling interests

Note 20 – Related Party Transactions

The non-controlling interest in the Company's South Korean joint venture owns 100 percent of a copper tube mill which supplies Mueller affiliates. These affiliates purchased $17.8 million and $19.0 million of product from the supplier in 2025 and 2024, respectively. Payables related to these sales were $0.2 million as of December 27, 2025.

Note 21 – Subsequent Events

On December 17, 2025, the Company entered into a purchase agreement with CD OpCo Holdings, LLC pursuant to which the Company sold all of the outstanding membership interests of Sherwood Valve LLC for approximately $58.3 million. The transaction closed on January 7, 2026. This business manufactures brass, aluminum, and stainless steel valves and fluid control solutions for the compressed gas and specialty markets in the U.S. It was included in the Industrial Metals segment. The business reported net sales of $40.2 million and operating income of $6.7 million for the year ended December 27, 2025 compared to net

sales of $38.2 million and operating income of $4.7 million in the year ended December 28, 2024. The carrying value of the assets disposed totaled $19.3 million, consisting primarily of accounts receivable, inventories, and long-lived assets. The carrying value of the liabilities disposed totaled $2.1 million, consisting primarily of accounts payable and accrued payroll.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Mueller Industries, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mueller Industries, Inc. (the Company) as of December 27, 2025 and December 28, 2024, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 27, 2025, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 27, 2025 and December 28, 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 27, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 27, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 25, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

Evaluation of Goodwill for the Nehring Electrical Works Reporting Unit

Description of the Matter

At December 27, 2025, the Company's consolidated goodwill was $298.2 million, of which $146.1 million is recorded within the Company's Nehring Electrical Works (Nehring) reporting unit within the Industrial Metals reportable operating segment. As described in Note 2 to the consolidated financial statements, goodwill is tested for impairment at least annually, or more frequently if indicators exist, at the reporting unit level. The Company uses both qualitative and quantitative methods to test goodwill for impairment, as deemed appropriate. The Company's goodwill is initially assigned to its reporting units on the acquisition date at its determined fair value.

Auditing management's annual goodwill impairment test was complex and judgmental due to the significant estimation required in determining the fair value of the Company's Nehring reporting unit. In particular, the fair value estimate was sensitive to significant assumptions such as the weighted average cost of capital used at the impairment assessment date and the projected revenue growth rates, earnings before interest, income taxes, depreciation and amortization (EBITDA) margins and 2026 EBITDA which are affected by expectations about future market or economic conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over the Company's goodwill impairment assessment process. For example, we tested controls over management's review of the significant assumptions (e.g., weighted average cost of capital, projected revenue growth rates and EBITDA margins, as well as projected 2026 EBITDA) used to develop the prospective financial information and guideline company data for the quantitative analysis. We also tested management's controls to validate that the data used in the quantitative analysis was complete and accurate.

To test the estimated fair value of the Company's Nehring reporting unit, we performed audit procedures that included, among others, assessing the fair value methodologies utilized and testing the significant assumptions discussed above, as well as the underlying data used by the Company in its analysis. We involved our specialists to assist in the review of the Company's model, methods, and the more sensitive assumptions such as the weighted average cost of capital. We assessed the reasonableness of the Company's assumptions around projected revenue growth rates and EBITDA margins, as well as projected 2026 EBITDA, by comparing those assumptions to historical performance and available market information. In addition, we performed a sensitivity analysis around the significant assumptions to evaluate the potential change in the fair value of the Nehring reporting unit that would result from changes in the assumptions.

Ernst & Young LLP

We have served as the Company's auditor since 1991.

Memphis, Tennessee
February 25, 2026

(In thousands)	Balance at beginning of year	Additions		Deductions	Balance at end of year
		Charged to costs and expenses	Other additions		
2025					
Allowance for credit losses	$ 3,724	$ 143	$ 5	$ 1,327	$ 2,545
Environmental reserves	$ 18,414	$ 1,980	$ 205	$ 1,727	$ 18,872
Valuation allowance for deferred tax assets	$ 16,692	$ (1,027)	$ 21	$ —	$ 15,686
2024					
Allowance for credit losses	$ 2,830	$ 1,147	$ 5	$ 258	$ 3,724
Environmental reserves	$ 18,940	$ 1,785	$ —	$ 2,311	$ 18,414
Valuation allowance for deferred tax assets	$ 23,078	$ (4,931)	$ —	$ 1,455	$ 16,692
2023					
Allowance for credit losses	$ 2,687	$ (84)	$ 227	$ —	$ 2,830
Environmental reserves	$ 20,534	$ 652	$ —	$ 2,246	$ 18,940
Valuation allowance for deferred tax assets	$ 21,504	$ 4,939	$ 267	$ 3,632	$ 23,078

MUELLER INDUSTRIES, INC.
RECONCILIATION OF OPERATING INCOME AS REPORTED TO NON-GAAP FINANCIAL MEASURES

	2025	2024	2023	2022	2021
Operating income	$ 958,542	$ 770,389	$ 756,053	$ 877,149	$ 655,845
Gain on sale & disposal of businesses & assets, net	(25,878)	(5,780)	(4,137)	(6,373)	(58,529)
Gain on insurance proceeds	(41,147)	—	(19,466)	—	—
Impairment charges	3,735	—	6,258	—	2,829
ADJUSTED OPERATING INCOME	**895,252**	**764,609**	**738,708**	**870,776**	**600,145**
Operating income	958,542	770,389	756,053	877,149	655,845
Depreciation and amortization	68,561	53,133	39,954	43,731	45,390
EBITDA	**1,027,103**	**823,522**	**796,007**	**920,880**	**701,235**
Gain on sale & disposal of businesses & assets, net	(25,878)	(5,780)	(4,137)	(6,373)	(58,529)
Gain on insurance proceeds	(41,147)	—	(19,466)	—	—
Impairment charges	3,735	—	6,258	—	2,829
ADJUSTED EBITDA	**$ 963,813**	**$ 817,742**	**$ 778,662**	**$ 914,507**	**$ 645,535**

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ANNUAL MEETING

The Annual Meeting of Stockholders will be held at the Company's headquarters at 150 Schilling Boulevard, Collierville, TN 38017, 8:00 a.m. local time (CDT), May 7, 2026.

CAPITAL STOCK INFORMATION

The Company declared and paid a quarterly cash dividend of 25 per common share in each quarter of 2025. Payment of dividends in the future is dependent upon our financial condition, cash flows, capital requirements, and other factors.

COMMON STOCK

As of February 19, 2026, the number of holders of record of Mueller's common stock was approximately 492.

NEW YORK STOCK EXCHANGE

On February 19, 2026, the closing price for Mueller's common stock on the New York Stock Exchange was $119.10.

FORM 10-K

The Company's Annual Report on Form 10-K is available on the Company's website at www.muellerindustries.com or upon written request:

c/o Mueller Industries, Inc.
Attention: Investor Relations
150 Schilling Blvd., Suite 100
Collierville, TN 38017

NYSE CERTIFICATIONS

The Company submitted an unqualified Section 12(a) CEO Certification to the NYSE in 2025. The Company filed with the SEC the CEO/CFO Certifications required under Section 302 of the Sarbanes-Oxley Act as an exhibit to the Company's Annual Report on Form 10-K for 2025 and 2024.

MARKET FOR MUELLER INDUSTRIES SECURITIES

Common stock is traded on the NYSE (MLI).

TRANSFER AGENT, REGISTRAR & PAYING AGENT

To notify the Company of address changes, lost certificates, dividend payments, or account consolidations, security holders should contact:

Equiniti Trust Company, LLC
Shareholder Services Department
1110 Centre Point Curve
Mendota Heights, MN 55120
Toll Free: (800) 937-5449
Local & International: (718) 921-8124
Email: HelpAST@equiniti.com
Website: https://equiniti.com/us/ast-access/

BOARD OF DIRECTORS

Gregory L. Christopher, Chairman
Terry Hermanson, Lead Independent Director
Elizabeth Donovan
William C. Drummond
Gary S. Gladstein
Scott J. Goldman
John B. Hansen
Charles P. Herzog, Jr.



Mueller Industries, Inc.
150 Schilling Blvd., Suite 100
Collierville, TN 38017

(901) 753-3200

muellerindustries.com